As filed with the Securities and Exchange Commission on June 4, 2004

Registration No. 333-113865

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MetroPCS Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4812	20-0836269
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8144 Walnut Hill Lane, Suite 800

Dallas, Texas 75231

(214) 265-2550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Roger D. Linquist

President, Chief Executive Officer,

Secretary and Chairman of the Board

8144 Walnut Hill Lane, Suite 800

Dallas, Texas 75231

(214) 265-2550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200 Attn: Henry Havre Kin Gill	Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200 Attn: Ian Blumenstein

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)

Common stock, par value $0.0001 per share (1)	$607,200,000	$76,933(3)

(1)	Includes shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Of this amount, the registrant has previously paid fees of $31,675.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2004

PROSPECTUS

24,000,000 Shares

MetroPCS Communications, Inc.

Common Stock

        This is an initial public offering of 24,000,000 shares of common stock of MetroPCS Communications, Inc. No public market currently exists for any class of our capital stock. We are selling 12,000,000 of the shares of common stock offered under this prospectus, and certain of our stockholders, referred to in this prospectus as the selling stockholders, are selling the remaining 12,000,000 shares. We will not receive any of the net proceeds from the shares sold by the selling stockholders.

        We currently anticipate the initial public offering price of our common stock to be between $20.00 and $22.00 per share. We have applied for quotation of the shares on the Nasdaq National Market under the symbol “MPCS.”

        See “ Risk Factors” beginning on page 9 to read about risks that you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may purchase up to an additional 3,600,000 shares of common stock from us and the selling stockholders at the initial public offering price less the underwriting discount to cover over-allotments.

        The underwriters expect to deliver the shares on                     , 2004.

Bear, Stearns & Co. Inc.	Merrill Lynch & Co.

UBS Investment Bank

JPMorgan

Thomas Weisel Partners LLC

The date of this prospectus is                                 , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

This summary contains selected information about us and this offering. You should carefully read this entire prospectus, including the section entitled “Risk Factors,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

MetroPCS

We are among the fastest growing wireless communications providers in the United States, measured by annual percentage growth in customers and revenue. We offer wireless voice and data services on a no-contract, flat rate, unlimited usage basis in the San Francisco, Miami, Atlanta and Sacramento metropolitan areas, which include a total population of 22.6 million people. We launched service in all of these areas in the first quarter of 2002, except for San Francisco, which we launched in September 2002. We reported positive net income after four quarters of operations and one million customers after eight quarters of operations. As of March 31, 2004, we had approximately 1.2 million customers. We believe that we reached these growth and profitability milestones significantly faster than any other U.S. wireless carrier and that our no-contract, flat rate, unlimited usage service offering will allow us to continue to penetrate our existing markets and further drive our growth and profitability. In addition, we believe our services can be successfully introduced in new markets, and we continue to assess attractive expansion opportunities.

We provide wireless voice and data services to the mass market, which we believe is underserved by traditional wireless carriers. Our service, branded under the “metroPCS” name, allows our customers to place unlimited wireless calls within a local calling area and to receive unlimited calls from any area under our simple and affordable flat monthly rate plan of $35. For an additional $5 per month, our customers may place unlimited long distance calls from within a local calling area to any number in the continental United States. For additional fees, we also provide caller ID, voicemail, text messaging, camera functions, downloads of ringtones, games and content applications, international long distance and other value-added services. Our calling plans differentiate us from the more complex plans and long-term contracts required by other wireless carriers. Our customers pay for our service in advance, eliminating any customer credit exposure, and we do not require a long-term service contract. Our customers currently average approximately 1,800 minutes of use per month, compared to approximately 675 minutes per month for customers of traditional wireless carriers. We believe that average monthly usage by our customers also exceeds the average monthly usage for typical wireline customers. Average usage by our customers indicates that a majority of our customers use us as their primary telecommunications service provider, and our customer survey results indicate that approximately 35% of our customers use us as their sole telecommunications service provider.

To date, our strategy has resulted in high rates of customer acceptance and strong financial performance. For the year ended December 31, 2003, we reported total revenues of $459.5 million, net cash provided by operating activities of $109.6 million and net income of $20.6 million. In 2003, our net income declined from net income of $139.1 million reported in 2002, primarily as a result of a $279 million pre-tax gain realized on the sale of 10 MHz of spectrum in our Atlanta market in February 2002. As of December 31, 2003, we had $902.5 million of total assets, $236.0 million of cash and cash equivalents and $195.8 million of total debt.

Competitive Strengths

Our principal competitive strengths are:

•	Our flat rate calling plans, which provide unlimited usage within a local calling area with no long-term contracts

•	Our focus on densely populated markets, which provide significant operational efficiencies

•	Our leadership position as the lowest cost provider of wireless telephone services in the United States

•	Our state-of-the-art CDMA 1XRTT network, which provides more efficient use of spectrum than other commonly deployed wireless technologies

•	Our deep spectrum portfolio, which provides us with operational flexibility and the ability to swap or sell spectrum

Business Strategy

Our business strategy is to:

•	Continue to target the underserved customer segments in our markets

•	Offer affordable, fixed price calling plans without long-term service contracts

•	Maintain our position as the lowest cost wireless telephone services provider in the United States

•	Expand into attractive markets through acquisitions and spectrum swaps

As a result of our business strategy, we have ranked among the leaders in the U.S. wireless industry in incremental market penetration in every quarter since we launched operations. Historically, approximately 42% of our gross customer additions have been first time wireless customers. We believe our rapid adoption rates and customer mix demonstrate that our service is expanding the overall size of the wireless market and better meeting the needs of many existing wireless users. Our operating strategy, network design and rapidly increasing scale should allow us to maintain our cost leadership position, as we further reduce our operating costs per customer and enhance profitability in the future. We expect that attractive expansion opportunities will become available, and we plan to target new markets that complement our existing footprint or can be operated as a standalone cluster with growth and profitability characteristics similar to our existing markets.

The Offering

Common stock offered by MetroPCS	12,000,000 shares

Common stock offered by the selling stockholders	12,000,000 shares

Capital stock to be outstanding after this offering:

Common stock	94,798,683 shares
Class A common stock	90 shares

Voting rights

Holders of the common stock offered in this prospectus will have one vote per share. However, with respect to all matters submitted to a vote of stockholders for which a separate class vote is not required, the holders of our Class A common stock, consisting of Roger D. Linquist (our President, Chief Executive Officer, Secretary and Chairman of the Board) and C. Boyden Gray (a member of our board of directors), will have, collectively, votes equal to 50.1% of the aggregate voting power of all shares entitled to vote. The holders of our common stock will have, collectively, votes equal to 49.9% of the aggregate voting power of all shares entitled to vote.

In addition, the holders of Class A common stock will be entitled to a separate class vote to elect five members of our board of directors, and the holders of common stock will be entitled to a separate class vote to elect four members of our board of directors.

Following this offering, we intend to petition the FCC for the ability to convert our Class A common stock into common stock, with one vote per share. We expect to complete this process within approximately nine months of the consummation of this offering. However, we cannot assure you that the FCC will grant this request in a timely fashion or at all. See “Legislation and Government Regulations” and “Description of Capital Stock.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $235.0 million. We intend to use the net proceeds to us for general corporate purposes, including continued expansion of our networks in existing markets and expansion into new markets, including through acquisitions. In addition, we may use a portion of the net proceeds to redeem a portion of our 10 3/4% senior notes due 2011. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“MPCS.”

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of capital stock to be outstanding upon consummation of this offering:

•	is based upon our outstanding capital stock as of March 31, 2004;

•	assumes a one for two reverse stock split of our outstanding common stock prior to the consummation of this offering;

•	gives effect to the conversion of all of our outstanding Series D preferred stock into common stock, which will occur concurrently with the consummation of this offering (including shares of common stock to be issued in respect of unpaid dividends on our outstanding Series D preferred stock that have accumulated as of March 31, 2004);

•	excludes shares of common stock to be issued in respect of unpaid dividends on our outstanding Series D preferred stock that have accumulated subsequent to March 31, 2004;

•	excludes 16,023,980 shares reserved for issuance under our equity compensation plans (of which 10,574,475 shares are currently issuable upon the exercise of outstanding options with a weighted average exercise price of $2.3046 per share) and 3,137,460 shares issuable upon the exercise of outstanding warrants with a weighted exercise price of $0.2304 per share; and

•	assumes no exercise of the underwriters’ over-allotment option.

MetroPCS Communications, Inc., a Delaware corporation, was incorporated on March 10, 2004, and is the holding company parent of MetroPCS, Inc., a Delaware corporation. MetroPCS, Inc. was incorporated on June 24, 1994. We operate principally through two subsidiaries and hold PCS licenses in 15 subsidiaries. Our principal executive offices are located at 8144 Walnut Hill Lane, Suite 800, Dallas, Texas 75231, and our telephone number is (214) 265-2550. Our website URL is www.metropcs.com. The information on our website is not a part of this prospectus.

Summary Consolidated Financial and Other Data

The following table sets forth summary consolidated financial and other data of MetroPCS, Inc. at March 31, 2004, for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004. We derived our summary consolidated financial data for each of the three years in the period ended December 31, 2003 from the audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated financial data at March 31, 2004 and for the three months ended March 31, 2003 and 2004 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial and other data in conjunction with “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2001	2002		2003	2003	2004
	(In thousands)
Statement of Operations Data:
Revenues:
Service revenues	$—	$102,137		$370,920	$75,999	$132,921
Equipment revenues	—	23,458		88,562	23,399	40,077

Total revenues	—	125,595		459,482	99,398	172,998

Operating expenses:
Cost of service (excluding depreciation included below)	—	61,881		118,335	25,929	40,909
Cost of equipment	—	100,651		155,084	44,213	64,047
Selling, general and administrative expenses (excluding non-cash compensation)	27,963	55,515		90,556	18,046	28,916
Non-cash compensation	1,455	1,115		7,379	241	3,256
Depreciation and amortization	208	21,394		41,900	9,047	12,774
(Gain) loss on sale of assets	—	(278,956	)(1)	333	111	87

Total operating expenses	29,626	(38,400)		413,587	97,587	149,989

Income (loss) from operations	(29,626)	163,995		45,895	1,811	23,009

Other (income) expense:
Interest expense	10,491	6,805		11,254	1,755	5,572
Interest income	(2,046)	(964)		(1,061)	(140)	(616)
(Gain) loss on extinguishment of debt	7,109	—		(603)	—	(201)

Total other expense	15,554	5,841		9,590	1,615	4,755

Income (loss) before income taxes and cumulative effect of change in accounting principle	(45,180)	158,154		36,305	196	18,254
Provision for income taxes	—	(19,087)		(15,665)	(113)	(7,417)

Income (loss) before cumulative effect of change in accounting principle	(45,180)	139,067		20,640	83	10,837
Cumulative effect of change in accounting, net of tax	—	—		(74)	(74)	—

Net income (loss)	$(45,180)	$139,067		$20,566	$9	$10,837

Other Financial and Operating Data (GAAP):
Net cash provided by (used in) operating activities	$(32,401)	$(64,523)		$109,618	$(4,826)	$24,368
Net cash provided by (used in) investing activities	24,183	(73,494)		(137,321)	(26,623)	(70,527)
Net cash provided by (used in) financing activities	41,708	157,066		201,951	5,581	(4,697)
Cash used for capital expenditures	133,604	212,305		117,212	26,899	73,338

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Other Financial and Operating Data (Non-GAAP):
Adjusted EBITDA (in thousands) (2)	$(27,963)	$(92,452)	$95,507	$11,210	$39,126
Adjusted EBITDA margin (3)	—	—	21%	11%	23%
Covered POPs (at period end) (4)	—	16,964,450	17,662,491	17,197,196	17,942,763
Customers (at period end)	—	513,484	976,899	708,965	1,150,954
Average monthly churn (5)	—	4.4%	4.6%	3.5%	3.8%
Average revenue per user (ARPU) (2)	—	$39.17	$37.68	$39.50	$40.00
Cost per gross addition (CPGA) (2)	—	158.50	99.86	104.97	96.74
Cash cost per user (CCPU) (2)	—	36.49	17.82	18.64	18.80

	As of March 31, 2004
	Actual	As Adjusted (6)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$185,109	$420,119
Property and equipment, net	519,549	519,549
Total assets	895,220	1,130,230
Total debt, net of unamortized discount	193,102	193,102

(1)	In February 2002, we sold 10 MHz of excess spectrum in our Atlanta market resulting in a pre-tax gain of $279.0 million.

(2)	We utilize certain financial measures that are not calculated in accordance with generally accepted accounting principles, or GAAP, to assess our financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of operations or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

Adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, average revenue per user, or ARPU, cost per gross addition, or CPGA, and cash cost per user, or CCPU, are an integrated set of non-GAAP financial measures utilized by our management to judge our operating performance. We believe these measures are important in understanding the performance of our operations from period to period, and although every company in the wireless industry does not define each of these measures in precisely the same way, we believe that these measures (which are common in the wireless industry) facilitate key operating performance comparisons with other companies in the wireless industry. The following tables reconcile our non-GAAP financial measures with our financial statements presented in accordance with GAAP.

We have presented adjusted EBITDA because this financial measure, in combination with other GAAP and non-GAAP financial measures, is an integral part of our internal reporting system utilized by management to assess and evaluate the performance of our business. Adjusted EBITDA is used by management to facilitate evaluation of our ability to meet future debt service, capital expenditure and working capital requirements. Omitting interest, taxes and the enumerated non-cash items provides a financial measure that is useful to management in assessing operating performance because the cash generated by our business operations enables us to grow. The components of adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. Additionally, adjusted EBITDA is equal to net service revenues as used to calculate ARPU less gross addition expenses as used to calculate CPGA and existing customer cash costs as used to calculate CCPU.

Adjusted EBITDA is a supplement to GAAP financial information and should not be construed as an alternative to, or more meaningful than, net income (loss), as determined in accordance with GAAP, or cash flows from operating activities, as determined in accordance with GAAP. We believe adjusted EBITDA is useful to investors as a means to evaluate our operating performance prior to financing costs, tax charges, non-cash depreciation and amortization expense, non-cash compensation charges, and certain other non-cash items. The following table reconciles adjusted EBITDA to net income (loss) as determined in accordance with GAAP for the periods indicated. We have also presented a reconciliation of adjusted EBITDA to net cash provided by (used in) operating activities to provide information with respect to our ability to meet future debt service, capital expenditures and working capital requirements.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(In thousands)
Calculation of Adjusted EBITDA:
Net income (loss)	$(45,180)	$139,067	$20,566	$9	$10,837
Add back non adjusted EBITDA items included in net income (loss):
Non-cash compensation	1,455	1,115	7,379	241	3,256
Depreciation and amortization	208	21,394	41,900	9,047	12,774
(Gain) loss on sale of assets	—	(278,956)	333	111	87
Interest expense	10,491	6,805	11,254	1,755	5,572
Interest income	(2,046)	(964)	(1,061)	(140)	(616)
Loss (gain) on extinguishment of debt	7,109	—	(603)	—	(201)
Provision for income taxes	—	19,087	15,665	113	7,417
Cumulative effect of change in accounting principle, net of tax	—	—	74	74	—

Adjusted EBITDA	(27,963)	(92,452)	95,507	11,210	39,126
Interest expense, net of interest income	(8,445)	(5,841)	(10,193)	(1,615)	(4,956)
Bad debt expense	—	381	991	749	433
Accretion of asset retirement obligation	—	—	50	25	79
Non-cash interest	3,882	3,028	3,090	784	688
Deferred rents	949	1,853	1,160	414	435
Cost of abandoned cell sites	—	—	824	477	183
Non-deferred tax	—	(8,993)	(1,643)	—	—
Working capital changes	(824)	37,501	19,832	(16,870)	(11,620)

Net cash provided by (used in) operating activities	$(32,401)	$(64,523)	$109,618	$(4,826)	$24,368

We believe average revenue per user, or ARPU, is a useful measure to evaluate our per-customer service revenue realization and to assist in forecasting our future service revenues. Average number of customers for any measurement period is determined by dividing (a) the sum of the average monthly number of customers for the measurement period by (b) the number of months in such period. Average monthly number of customers for any month represents the sum of the number of customers on the first day of the month and the last day of the month divided by two. The following table shows the calculation of ARPU for the periods indicated:

		Year Ended December 31,		Three Months Ended March 31,
		2002	2003	2003	2004
		(In thousands, except average number of customers and ARPU)
Calculation of Average Revenue Per User (ARPU)
Service revenues		$102,137	$370,920	$75,999	$132,921
Less:	Activation revenues	(3,018)	(14,410)	(1,860)	(3,186)
	E-911 charges	—	(5,823)	(1,166)	(2,076)

Net service revenues		99,119	350,687	72,973	127,659

Divided by: Average number of customers		210,881	775,605	615,876	1,063,815

ARPU		$39.17	$37.68	$39.50	$40.00

We utilize cost per gross addition, or CPGA, to assess the efficiency of our distribution strategy, validate the initial capital invested in our customers and determine the number of months to recover our customer acquisition costs. This measure also provides a gauge to compare our average acquisition costs per new customer to those of other wireless communications providers. The following table shows the calculation of CPGA for the periods indicated:

		Year Ended December 31,		Three Months Ended March 31,
		2002	2003	2003	2004
		(In thousands, except gross customer additions and CPGA)
Calculation of Cost Per Gross Addition (CPGA):
Selling expenses		$26,526	$44,076	$9,879	$12,214
Less:	Activation revenues	(3,018)	(14,410)	(1,860)	(3,186)
Less:	Equipment revenues	(23,458)	(88,562)	(23,399)	(40,077)
Plus:	Equipment revenue not associated with new customers	578	17,150	1,035	16,729
Plus:	Cost of equipment	100,651	155,084	44,213	64,047
Less:	Equipment costs not associated with new customers	(2,050)	(24,030)	(2,541)	(21,201)

Gross addition expenses		99,229	89,308	27,327	28,526

Divided by: Gross customer additions		626,050	894,348	260,320	294,886

CPGA		$158.50	$99.86	$104.97	$96.74

We believe cash cost per user, or CCPU, is a useful measure to determine our operating efficiency and to gauge our per-customer cash costs in relation to those of other wireless communications providers. The following table shows the calculation of CCPU for the periods indicated:

		Year Ended December 31,		Three Months Ended March 31,
		2002	2003	2003	2004
		(In thousands, except average number of customers and CCPU)
Calculation of Cash Cost Per User (CCPU)
Cost of service		$61,881	$118,335	$25,929	$40,909
Plus:	Equipment costs associated with transactions with existing customers	2,050	24,030	2,541	21,201
Plus:	Selling, general and administrative expenses (including non-cash compensation)	56,630	97,935	18,287	32,172
Less:	Selling expenses	(26,526)	(44,076)	(9,879)	(12,214)
Less:	Non-cash compensation	(1,115)	(7,379)	(241)	(3,256)
Less:	E-911 charges	—	(5,823)	(1,166)	(2,076)
Less:	Equipment revenues associated with transactions with existing customers	(578)	(17,150)	(1,035)	(16,729)

Existing customer cash costs		92,342	165,872	34,436	60,007

Divided by: Average number of customers		210,881	775,605	615,876	1,063,815

CCPU		$36.49	$17.82	$18.64	$18.80

As noted above, we consider these non-GAAP financial measures to be an integrated set of metrics for evaluating our performance. The table below reconciles the net service revenue, gross additions expense and existing customer cash cost amounts used in calculating ARPU, CPGA and CCPU to adjusted EBITDA.

	Year Ended December 31,		Three Months Ended March 31,
	2002	2003	2003	2004
	(In thousands)
Reconciliation of ARPU, CPGA and CCPU to Adjusted EBITDA
Net service revenues as used to calculate ARPU	$99,119	$350,687	$72,973	$127,659
Gross addition expenses as used to calculate CPGA	(99,229)	(89,308)	(27,327)	(28,526)
Existing customer cash costs as used to calculate CCPU	(92,342)	(165,872)	(34,436)	(60,007)

Adjusted EBITDA	$(92,452)	$95,507	$11,210	$39,126

(3)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenues.
(4)	POPs represents the aggregate number of persons in a given area. Covered POPs represents the estimated number of POPs in our markets that reside within the areas covered by our network.
(5)	Average monthly churn represents (a) the number of customers who have been disconnected from our system during the measurement period less the number of customers who have reactivated service, divided by (b) the sum of the average monthly number of customers during such period. A customer’s handset is disenabled if the customer has failed to make payment by the due date and is disconnected from our system if the customer fails to make payment within 30 days thereafter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Customer Recognition and Disconnect Policies.”
(6)	As adjusted to reflect our sale of 12,000,000 shares of common stock in this offering at an assumed initial public offering price of $21.00 per share and our receipt of the estimated net proceeds to us from this offering.

RISK FACTORS

You should consider carefully the following factors and other information in this prospectus.

Risks Related to Our Business

We have a limited operating history and our recent performance may not be indicative of our future results.

We began offering service in the first quarter of 2002, and we had no revenues prior to that time. Consequently, we have a limited operating and financial history upon which to evaluate our financial performance, business plan execution and ability to succeed in the future. You should consider our prospects in light of the risks, expenses and difficulties we may encounter, including those frequently encountered by new companies competing in rapidly evolving markets. If we are unable to execute our plans and grow our business, our financial results would be adversely affected.

If we experience a higher rate of customer turnover than forecasted, our costs could increase and our revenues could decline, which would reduce our profits and could reduce the trading price of our common stock.

Our average monthly rate of customer turnover, or churn, for the three months ended March 31, 2004 was 3.8%. A higher rate of churn would reduce our revenues and increase our marketing costs to attract the replacement customers required to sustain our business plan, which would reduce our profit margin and could reduce the trading price of our common stock. Many wireless service providers have historically experienced a high rate of customer turnover. Our rate of customer turnover may be affected by several factors, including the following:

•	network coverage;

•	reliability issues, such as dropped and blocked calls;

•	handset problems;

•	the inability of our customers to cost-effectively roam onto other wireless networks;

•	affordability; and

•	customer care concerns.

Unlike many of our competitors, we do not require our customers to enter into long-term service contracts. As a result, our customers retain the right to cancel their service at any time without penalty, and we expect our churn rate to be higher than other wireless carriers.

Additionally, as of November 24, 2003, FCC rules require all wireless carriers to provide for wireless number portability for their customers in the top 100 metropolitan statistical areas. As a result, wireless customers in these markets now have the ability to change wireless carriers, but retain their wireless telephone number. Although to date these wireless number portability rules have not resulted in substantial increases in the frequency with which customers switch wireless carriers, it is too soon to predict the long-term effect of these rules on customer turnover. In addition, these number portability requirements are likely to result in added capital expenditures for us to make necessary system changes.

Our internal controls over revenue reporting are insufficient to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

In connection with their audit of our financial statements for the year ended December 31, 2003, our independent registered public accounting firm reported a material weakness in our internal controls over revenue reporting.

The Public Company Accounting Oversight Board has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.”

Our customers pay for our wireless services in advance, and we recognize wireless service revenues only as the services are rendered; amounts received in advance are recorded as deferred revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” Since our process and methodology to record deferred revenue requires detailed reconciliations between our billing system and our general ledger, which we currently perform manually, the process is potentially subject to error and relies on certain management estimates and could therefore result in a material misstatement of our annual or interim financial statements. This issue may become more significant as our business expands and our product offering becomes more complex.

We have taken steps to improve the capabilities and reliability of our financial and accounting systems. Beginning in June 2003, we undertook development of a methodology for the proper reconciliation of deferred revenue and the related accounts receivable and revenue accounts, and we continue to evaluate and enhance this procedure. In addition, in January 2004, we added a Director of Revenue Accounting who has several years of relevant experience with revenue and billing systems. We also have added a senior staff position whose job focus is to optimize our usage of billing system functionality, expand the reporting capabilities related thereto, and continue to enhance and further automate our processes related to revenue accounting. Moreover, we continually evaluate the opportunity to automate the interfaces between systems and to reduce the risk of manual errors.

Notwithstanding the steps we have taken to address these issues, we cannot assure you that we will be successful in remediating the material weakness, or that we will be able to do so without additional capital expenditures to upgrade or replace our billing and accounting systems. If we are not able to remediate this weakness, we may not be able to prevent or detect a material misstatement of the annual or interim financial statements.

Moreover, we will not be able to obtain the view of our independent registered public accounting firm on whether we have successfully remediated this weakness until our independent registered public accounting firm conducts its audit of our financial statements for the year ending December 31, 2004, which will not be completed until early 2005.

Our inability to manage our planned growth could increase our costs and adversely affect our level of service.

We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, diligent management of our network infrastructure and its growth, increased capital requirements associated with marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel. Failure to successfully manage our expected growth and development could have a material adverse effect on our business, increase our costs and adversely affect our level of service. Additionally, the costs of acquiring new customers could affect our near-term profitability adversely. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

The wireless communications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

We are dependent on our FCC licenses, and our ability to provide service to our customers and generate revenues could be harmed by adverse regulatory action or changes to existing laws or rules.

The FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection arrangements of wireless communications systems, as do some state and local regulatory agencies. We cannot assure you that the FCC or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business by imposing new costs or requiring changes in our current or planned operations, or that the Communications Act of 1934, from which the FCC obtains its authority, will not be amended in a manner that could be adverse to us.

Our principal assets are our FCC licenses to provide personal communications services. The loss of any of these licenses could have a material adverse effect on our business. Our FCC licenses are subject to revocation if we are found not to have complied with the FCC’s rules or the Communications Act’s requirements. We also could be subject to fines and forfeitures for such non-compliance, which could affect our business adversely. For example, absent a waiver, failure to comply with the FCC’s enhanced 911, or E-911, requirements or with number portability requirements could subject us to significant penalties. In addition, because we acquired our licenses in an “entrepreneur’s block” FCC auction, our licenses are subject to additional FCC requirements, which dictate the manner in which our voting control and equity must be held during the first ten years we hold the licenses (until 2007 with respect to our current licenses), and obligate us to make quarterly installment payments to the FCC on the debt we owe to the FCC for our licenses. Failure to comply with these requirements could result in revocation of the licenses and/or fines and forfeitures, and/or could require us to pay the outstanding debt to the FCC on an accelerated basis, any of which could have an adverse effect on our business. Finally, our current licenses expire in January 2007, and although the FCC’s rules provide for renewal, there is no guarantee that the FCC will renew all or any of our licenses. Failure to have our licenses renewed would affect our business adversely. See “Legislation and Government Regulations.”

In addition, the market value of FCC licenses has been subject to significant volatility in the past. There can be no assurance as to the market value of our FCC licenses or that the market value of FCC licenses will not be volatile in the future.

Our business strategy is relatively new and unproven and may not succeed in the long term.

A major element of our business strategy is to offer consumers a service that allows them to make unlimited local and/or long distance calls from within a local calling area, depending on the service plan selected, and receive unlimited calls from any area for a flat monthly rate without entering into a long-term service contract. This is a relatively new approach to marketing wireless services and it may not prove to be successful in the long term. From time to time, we also evaluate our service offerings and the demands of our target customers and may modify, change or adjust our service offerings or trial new service offerings as a result. We cannot assure you that these service offerings will be successful or prove to be profitable.

We face intense competition from other wireless and wireline communications providers.

We compete directly in each of our markets with other wireless providers and with wireline providers as a mobile alternative to traditional landline service. Many of our competitors have substantially greater resources and larger market share than we have, which may affect our ability to compete successfully. Additionally, many of our competitors offer larger coverage areas or nationwide calling plans that do not require additional charges for roaming, and the competitive pressures of the wireless communications industry have caused other carriers to offer service plans with increasingly large bundles of minutes of use at increasingly lower prices. These competitive plans could adversely affect our ability to maintain our pricing, market penetration and customer retention. Furthermore, the FCC may pursue policies designed to make available additional spectrum for the provision of wireless services in each of our markets, which may increase the number of wireless competitors and enhance the ability of our wireless competitors to offer additional plans and services.

We also compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. These technologies may have advantages over the technology we use and may ultimately be more attractive to customers. We may compete in the future with companies that offer new technologies and market other services that we do not offer. Some of our competitors do or may offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, energy companies, utility companies and cable operators are expanding their services to offer communications services.

Our success depends on our ability to attract and retain qualified management and other personnel.

Our business is managed by a small number of key executive officers. The loss of one or more of these persons could disrupt our ability to react quickly to business developments and changes in market conditions, which could reduce profits and the trading price of our common stock. We believe our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the personal communications services industry, and we may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. None of the members of our management team is party to an employment agreement.

We rely on third parties to provide our customers and us with equipment and services that are integral to our business.

We have entered into agreements with third-party contractors to provide equipment for our network and services required for our operation, such as customer care and billing and payment processing. Some of these agreements are subject to termination upon short notice. The loss or expiration of these contracts or our inability to renew them or negotiate contracts with other providers at comparable rates could harm our business. Our reliance on others to provide essential services on our behalf also gives us less control over the efficiency, timeliness and quality of these services.

We may incur higher than anticipated intercarrier compensation costs, which could increase our costs and reduce our profit margin.

When our customers use our service to call customers of other carriers, we are required to pay the carrier that serves the called party. Similarly, when a customer of another carrier calls one of our customers, that carrier is required to pay us. While in most cases we have been successful in negotiating agreements with other carriers that limit our compensation obligations, some carriers have claimed a right to unilaterally impose unreasonably high charges on us. The wireless industry has sought clarification from the FCC that federal law prohibits such unreasonable and unilaterally imposed charges. We cannot assure you that the FCC will rule in our favor. An adverse ruling or FCC inaction could result in carriers successfully collecting such fees from us, which could increase our costs and reduce our profit margin.

Concerns about whether mobile telephones pose health and safety risks may lead to the adoption of new regulations, to lawsuits and to a decrease in demand for our services, which could increase our costs and reduce our revenues.

Media reports and some studies have suggested that, and additional studies have been undertaken to determine whether, radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. While many of these lawsuits have been dismissed on various grounds, including a lack of scientific evidence linking wireless handsets with such adverse health consequences, future lawsuits could be filed based on new evidence or in different jurisdictions. If any suits do succeed, or if plaintiffs are successful in negotiating settlements, additional suits likely would be filed.

Additionally, purported class action litigation has been filed seeking to require that all wireless telephones include an earpiece that would enable the use of wireless telephones without holding them against the user’s head. While it is not possible to predict the outcome of this litigation, circumstances surrounding it could increase the cost of our wireless handsets and other operating expenses.

If consumers’ health concerns over radio frequency emissions increase, consumers may be discouraged from using wireless handsets, and regulators may impose restrictions or increased requirements on the location and operation of cell sites or the use or design of mobile telephones. Such new restrictions or requirements could expose wireless providers to further litigation, which, even if not successful, may be costly to defend. In addition, compliance with such new requirements could adversely affect our business. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduction in customers or a reduction in the availability of financing in the future.

In addition to health concerns, safety concerns have been raised with respect to the use of wireless handsets while driving. There is a risk that local governments may adopt regulations restricting the use of wireless handsets while driving, which could reduce demand for our services.

Our indebtedness could affect our financial health adversely.

As of March 31, 2004, we had $193.1 million of outstanding indebtedness, which could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limit our ability to borrow additional funds.

In addition, the indenture governing our senior notes contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debts and require us to allocate our financial resources to repay such debts. See “Description of Certain Indebtedness.”

Despite current indebtedness levels, we and our subsidiaries will be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage.

We and our subsidiaries are able to incur substantial additional indebtedness in the future. The terms of the indenture governing our senior notes do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Risks Related to the Offering

A limited number of stockholders control us, and their interests may be different from yours.

Our certificate of incorporation and the stockholders agreement to which our current stockholders are parties provide that, upon the consummation of this offering, with respect to all matters submitted to a vote of stockholders for which a separate class vote is not required, the holders of our Class A common stock will have, collectively, votes equal to 50.1% of the aggregate voting power of all shares entitled to vote, and the holders of our common stock will have, collectively, votes equal to 49.9% of the aggregate voting power of all shares entitled to vote. In addition, the holders of Class A common stock will be entitled to a separate class vote to elect five of the nine members of our board of directors. Although we expect to petition the FCC for the ability to combine our Class A common stock and our common stock into a single class of capital stock after the consummation of this offering, we cannot assure you that the FCC will grant this request in a timely fashion or at all. See “Legislation and Government Regulations” and “Description of Capital Stock.”

Roger D. Linquist (our President, Chief Executive Officer, Secretary and Chairman of the Board) and C. Boyden Gray (a member of our board of directors) together own all outstanding shares of our Class A common stock. In addition, after consummation of this offering, our executive officers and directors and principal stockholders together will beneficially own shares representing approximately         % of the voting power underlying our common stock and         % of the voting power underlying all classes of our capital stock, including shares subject to options and warrants that confer beneficial ownership of the underlying shares. As a result, these controlling stockholders will have the ability to determine the composition of our board of directors and to control our future operations and strategy.

Conflicts of interest between the controlling stockholders and our public stockholders may arise with respect to sales of shares of capital stock owned by the controlling stockholders or other matters. In addition, the interests of the controlling stockholders and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the common stock is less than the price paid by public stockholders.

This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market prices for their shares. See “Principal and Selling Stockholders” for more information about the beneficial ownership of our capital stock by our executive officers, directors and principal stockholders.

There has been no prior market for our capital stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for any class of our capital stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent public accountants, with respect to our financial statements that were audited by Arthur Andersen LLP.

In February 2002, we appointed PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for fiscal year 2001 after previously dismissing Arthur Andersen LLP. On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of Enron Corp., and subsequently ceased operations. Arthur Andersen LLP had audited our financial statements for the fiscal years ended December 31, 1999 and 2000. Financial statements for those periods have not been reviewed by our current independent registered public accounting firm. Purchasers of our common stock may have no effective remedy against Arthur Andersen LLP in connection with any material misstatement or omission in those financial statements.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and any preferred stock and other factors our board of directors considers appropriate. In addition, because we are a holding company, we depend on the cash flows of our subsidiaries to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including the indenture governing our senior notes, and by applicable state laws that limit the payments of dividends. See “Description of Certain Indebtedness.”

Our stock price is likely to be very volatile.

Prior to this offering, you could not buy or sell our common stock publicly. Although the initial public offering price will be determined based on several factors, the market price after this offering may vary from the initial offering price. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	changes in market valuations of other PCS companies;

•	announcements of technological innovations or new services by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	future sales of our capital stock;

•	stock market price and volume fluctuations; and

•	general political and economic conditions, such as a recession.

Substantial sales of our common stock could adversely affect our stock price.

Sales of a substantial number of shares of common stock after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Given the volatility that will likely exist for our shares, such sales could cause the market price of our common stock to decline.

Immediately after this offering, we will have 94,798,683 shares of common stock outstanding, or          shares if the underwriters’ over-allotment option is exercised in full. We have reserved an additional 16,023,980 shares of common stock for issuance under our equity compensation plans, of which 10,574,475 shares are subject to outstanding options. In addition, we have reserved 3,137,460 shares of common stock for issuance upon the exercise of outstanding warrants. Following this offering, all of the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, and an additional          shares will be freely tradable pursuant to Rule 144(k) under the Securities Act. The remaining          shares of our outstanding common stock will be restricted securities under the Securities Act, subject to restrictions on the timing, manner and volume of sales of such shares.

After this offering, the stockholder parties to our stockholders agreement, who will collectively hold 70,798,683 shares of our common stock, will be entitled to certain rights with respect to the registration of the sale of such shares under the Securities Act. By exercising their registration rights and causing a large number of shares to be sold in the public market, these holders could cause the market price of our common stock to decline. See “Description of Capital Stock—Stockholders’ Agreement.”

Following the consummation of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our equity compensation plans; that registration statement will automatically become effective upon filing.

We cannot predict whether future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

Anti-takeover provisions affecting us could prevent or delay a change of control.

Provisions of Delaware law and of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law which would make it more difficult for another party to acquire our company without the approval of our board of directors. Additionally, our certificate of incorporation authorizes our board of directors to issue preferred stock without requiring any stockholder approval, and preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders. See “Description of Capital Stock.”

Our certificate of incorporation provides for two classes of directors, those elected by holders of our Class A common stock and those elected by holders of our common stock. The classification of our board of directors could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us. See “Description of Capital Stock.”

The indenture governing our senior notes contains limitations concerning mergers, consolidations and certain sales of assets by us. These limitations may further deter takeover attempts. In particular, the indenture requires us to give holders of the senior notes the opportunity to sell us their senior notes at 101% of their principal amount plus accrued and unpaid interest in the event of a change of control, as such term is defined in the indenture. See “Description of Certain Indebtedness.”

Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission. Therefore, such regulatory agencies have the ability to prevent a change of control even if such an acquisition is in the best interests of our stockholders.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock. Purchasers of common stock in this offering will suffer immediate and substantial dilution. The dilution will be $14.59 per share in the net tangible book value of the common stock at an assumed initial public offering price of $21.00 per share.

Our management has broad discretion in the application of proceeds, which may increase the risk that the proceeds will not be applied effectively.

Our management will have broad discretion in determining how to spend the net proceeds we receive from this offering. Accordingly, we can spend the net proceeds from this offering in ways which turn out to be ineffective or with which our stockholders may not agree.

The requirements of being a public company may strain our resources and distract management.

Until recently, we were not subject to the reporting requirements of the Securities Exchange Act of 1934 or the other rules and regulations of the Securities and Exchange Commission relating to public companies. We have been working with our independent legal, accounting and financial advisors to identify those areas in which improvements should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, and financial reporting and accounting systems. We have made, and will continue to make, improvements in these and other areas, including the establishment of an internal audit function, and the addition of new personnel in finance and accounting areas. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of common stock in this offering will be approximately $235.0 million, or $                 if the underwriters’ over-allotment option is exercised in full, at an assumed initial public offering price of $ 21.00 per share and after deducting underwriting discounts and commissions and estimated transaction fees and expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

We intend to use the net proceeds to us for general corporate purposes, including continued expansion of our networks in existing markets and expansion into new markets, including through acquisitions. In addition, we may use a portion of the net proceeds to redeem a portion of our 10 3/4% senior notes due 2011 at a redemption price equal to 110.750% of the principal amount of redeemed notes, plus accrued and unpaid interest on such notes.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and any preferred stock and other factors our board of directors considers appropriate. In addition, because we are a holding company, we depend on the cash flows of our subsidiaries to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including the indenture governing our senior notes, and by applicable state laws that limit the payments of dividends. See “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2004 on an actual basis, and on a pro forma basis to reflect:

•	our sale of 12,000,000 shares of common stock in this offering at an assumed initial public offering price of $21.00 per share and our receipt of the estimated net proceeds to us from this offering; and

•	the conversion of all of our outstanding Class B common stock into common stock and Series D preferred stock into common stock (including shares of common stock to be issued in respect of unpaid dividends on our outstanding Series D preferred stock that have accumulated as of March 31, 2004).

You should read this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of MetroPCS, Inc., including the notes thereto, included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma
	(unaudited)
	(In thousands)
Cash and cash equivalents	$185,109	$420,119

Total debt:
FCC notes, net of unamortized discount	$39,285	$39,285
Senior notes	150,000	150,000
Other debt	3,817	3,817

Total debt, net of unamortized discount	193,102	193,102

Series D cumulative convertible redeemable participating
preferred stock, par value $.0001 per share, 4,000,000 shares designated and 3,500,953 shares issued and outstanding, actual; none designated, issued or outstanding, pro forma	384,267	—

Stockholders’ equity:
Class A common stock, par value $.0001 per share, 300 shares authorized, and 90 shares issued and outstanding	—	—
Class B common stock, par value $.0001 per share, 60,000,000 shares authorized and 4,113,785 shares issued and outstanding, actual; none authorized, issued or outstanding, pro forma	—	—
Common stock, par value $.0001 per share, 240,000,000 shares authorized and 37,239,375 shares issued and outstanding, actual; 300,000,000 shares authorized and 94,798,683 shares issued and outstanding, pro forma	4	9
Additional paid-in capital	92,420	733,998
Subscription receivable	(93)	(93)
Deferred compensation	(4,328)	(4,328)
Retained earnings	6,383	1,062

Total stockholders’ equity	94,386	730,648

Total capitalization	$671,755	$923,750

DILUTION

Our pro forma net tangible book value as of March 31, 2004 was approximately $372.5 million, or $4.50 per share of our common stock and Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the sum of the number of shares of our common stock and Class A common stock outstanding, assuming conversion of all outstanding shares of Series D preferred stock into common stock. Without taking into account any other changes in the net tangible book value after March 31, 2004, other than to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $21.00 per share and our receipt of the estimated net proceeds from this offering, our as adjusted pro forma net tangible book value as of March 31, 2004 would have been approximately $607.5 million, or $6.41 per share. This represents an immediate increase in net tangible book value of $1.91 per share to existing stockholders and an immediate dilution of $14.59 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$21.00
Pro forma net tangible book value per share before this offering	4.50
Increase per share attributable to new investors	1.91

As adjusted pro forma net tangible book value per share after this offering	6.41

Dilution per share to new investors	$(14.59)

The following table summarizes, on a pro forma basis as of March 31, 2004, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	82,798,773	87.3%	$482,012,000	65.7%	$5.82
New investors	12,000,000	12.7%	252,000,000	34.3%	21.00

Total	94,798,773	100.0%	$734,012,000	100.0%	$7.74

The foregoing table assumes no exercise of stock options or warrants. As of March 31, 2004, there were options outstanding to purchase 10,574,475 shares of common stock at a weighted average exercise price of $2.3046 per share and warrants outstanding to purchase 3,137,460 shares of common stock at a weighted average exercise price of $ 0.2304 per share. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors. If these outstanding options and warrants were exercised in full, the additional dilution would be approximately $0.58 per share to new investors, based on receipt of the monetary consideration for the shares and the increase in the number of shares outstanding resulting from those exercises.

If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to         % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to              shares, or         % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated financial and other data of MetroPCS, Inc. as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and as of and for the three months ended March 31, 2003 and 2004. We derived our selected consolidated financial data as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 from the consolidated financial statements, which were audited by PricewaterhouseCoopers LLP and are included elsewhere in this prospectus. We derived our selected consolidated financial data as of December 31, 2001 from the consolidated financial statements, which were audited by PricewaterhouseCoopers LLP. We derived our selected consolidated financial data as of and for the years ended December 31, 1999 and 2000 from the consolidated financial statements, which were audited by Arthur Andersen LLP. We derived our selected consolidated financial data as of and for the three months ended March 31, 2003 and 2004 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. You should read the selected consolidated financial and other data in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002		2003	2003	2004
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenues:
Service revenues	$—	$—	$—	$102,137		$370,920	$75,999	$132,921
Equipment revenues	—	—	—	23,458		88,562	23,399	40,077

Total revenues	—	—	—	125,595		459,482	99,398	172,998

Operating expenses:
Cost of service (excluding depreciation included below)	—	—	—	61,881		118,335	25,929	40,909
Cost of equipment	—	—	—	100,651		155,084	44,213	64,047
Selling, general and administrative expenses (excluding non-cash compensation)	3,170	3,411	27,963	55,515		90,556	18,046	28,916
Non-cash compensation	1,002	1,222	1,455	1,115		7,379	241	3,256
Depreciation and amortization	8	3	208	21,394		41,900	9,047	12,774
(Gain) loss on sale of assets	—	—	—	(278,956	)(1)	333	111	87

Total operating expenses	4,180	4,636	29,626	(38,400)		413,587	97,587	149,989

Income (loss) from operations	(4,180)	(4,636)	(29,626)	163,995		45,895	1,811	23,009

Other (income) expense:
Interest expense	15,261	16,142	10,491	6,805		11,254	1,755	5,572
Interest income	(67)	(169)	(2,046)	(964)		(1,061)	(140)	(616)
(Gain) loss on extinguishment of debt	—	—	7,109	—		(603)	—	(201)

Total other (income) expense	15,194	15,973	15,554	5,841		9,590	1,615	4,755

Income (loss) before income taxes and cumulative effect of change in accounting principle	(19,374)	(20,609)	(45,180)	158,154		36,305	196	18,254
Provisions for income taxes	—	—	—	(19,087)		(15,665)	(113)	(7,417)

Income (loss) before cumulative effect of change in accounting principle	(19,374)	(20,609)	(45,180)	139,067		20,640	83	10,837
Cumulative effect of change in accounting principle, net of tax	—	—	—	—		(74)	(74)	—

Net income (loss)	(19,374)	(20,609)	(45,180)	139,067		20,566	9	10,837
Accrued dividends on Series C preferred stock	(400)	(422)	—	—		—	—	—
Accrued dividends on Series D preferred stock	—	(195)	(4,963)	(10,838)		(18,749)	(4,268)	(4,747)

Net income (loss) applicable to common stock	$(19,774)	$(21,226)	$(50,143)	$128,229		$1,817	$(4,259)	$6,090

Income (loss) per share:
Income (loss) per share before cumulative effect of change in accounting principle—basic	$(0.43)	$(0.38)	$(0.72)	$1.13		$0.01	$(0.06)	$0.04
Cumulative effect per share of change in accounting principle, net of tax—basic	—	—	—	—		(0.00)	(0.00)	—
Net income (loss) per share—basic	(0.43)	(0.38)	(0.72)	1.13		0.01	(0.06)	0.04
Net income (loss) per share—diluted	(0.43)	(0.38)	(0.72)	0.85		0.01	(0.06)	0.03

Other Financial and Operating Data (GAAP):
Net cash provided by (used in) operating activities	$(9,884)	$(9,463)	$(32,401)	$(64,523)		$109,618	$(4,826)	$24,368
Net cash provided by (used in) investing activities	(669)	(15,093)	24,183	(73,494)		(137,321)	(26,623)	(70,527)
Net cash provided by (used in) financing activities	10,420	31,015	41,708	157,066		201,951	5,581	(4,697)
Cash used for capital expenditures	669	93	133,604	212,305		117,212	26,899	73,338
Other Financial and Operating Data (Non-GAAP):
Adjusted EBITDA (2)	$(3,170)	$(3,411)	$(27,963)	$(92,452)		$95,507	$11,210	$39,126
Adjusted EBITDA margin (3)	—	—	—	—		21%	11%	23%

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,719	$9,178	$42,668	$61,717	$235,965	$185,109
Property and equipment, net	995	98	169,459	353,360	482,965	519,549
Total assets	108,296	126,520	324,010	562,922	902,494	895,220
Total debt, net of unamortized discount	79,697	81,251	48,548	50,850	195,795	193,102

(1)	In February 2002, we sold 10 MHz of excess spectrum in our Atlanta market resulting in a pre-tax gain of $279.0 million.

(2)	We utilize certain financial measures that are not calculated in accordance with GAAP to assess our financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of operations or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

We have presented adjusted EBITDA because this financial measure, in combination with other GAAP and non-GAAP financial measures, is an integral part of our internal reporting system utilized by management to assess and evaluate the performance of our business. Adjusted EBITDA is used by management to facilitate evaluation of our ability to meet future debt service, capital expenditure and working capital requirements. Omitting interest, taxes and the enumerated non-cash items provides a financial measure that is useful to management in assessing operating performance because the cash generated by our business operations enables us to grow. The components of adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. Additionally, adjusted EBITDA is equal to net service revenues as used to calculate ARPU less gross addition expenses as used to calculate CPGA and existing customer cash costs as used to calculate CCPU.

Adjusted EBITDA is a supplement to GAAP financial information and should not be construed as an alternative to, or more meaningful than, net income (loss), as determined in accordance with GAAP, or cash flows from operating activities, as determined in accordance with GAAP. We believe adjusted EBITDA is useful to investors as a means to evaluate our operating performance prior to financing costs, tax charges, non-cash depreciation and amortization expense, non-cash compensation charges, and certain other non-cash items. The following table reconciles adjusted EBITDA to net income (loss) as determined in accordance with GAAP for the periods indicated. We have also presented a reconciliation of adjusted EBITDA to net cash provided by (used in) operating activities to provide information with respect to our ability to meet future debt service, capital expenditures and working capital requirements.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(In thousands)
Calculation of Adjusted EBITDA:
Net income (loss)	$(19,374)	$(20,609)	$(45,180)	$139,067	$20,566	$9	$10,837
Add back non adjusted EBITDA items included in net income (loss):
Non-cash compensation	1,002	1,222	1,455	1,115	7,379	241	3,256
Depreciation and amortization	8	3	208	21,394	41,900	9,047	12,774
(Gain) loss on sale of assets	—	—	—	(278,956)	333	111	87
Interest expense	15,261	16,142	10,491	6,805	11,254	1,755	5,572
Interest income	(67)	(169)	(2,046)	(964)	(1,061)	(140)	(616)
Loss (gain) on extinguishment of debt	—	—	7,109	—	(603)	—	(201)
Provision for income taxes	—	—	—	19,087	15,665	113	7,417
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	74	74	—

Adjusted EBITDA	(3,170)	(3,411)	(27,963)	(92,452)	95,507	11,210	39,126

Interest expense, net interest income	(15,194)	(15,973)	(8,445)	(5,841)	(10,193)	(1,615)	(4,956)
Bad debt expense	—	—	—	381	991	749	433
Accretion of asset retirement obligation	—	—	—	—	50	25	79
Non-cash interest	4,396	5,506	3,882	3,028	3,090	784	688
Deferred rents	—	—	949	1,853	1,160	414	435
Cost of abandoned cell sites	—	—	—	—	824	477	183
Loss on impairment of property, plant and equipment	—	987	—	—	—	—	—
Non-deferred tax	—	—	—	(8,993)	(1,643)	—	—
Working capital changes	4,084	3,428	(824)	37,501	19,832	(16,870)	(11,620)

Net cash provided by (used in) operating activities	$(9,884)	$(9,463)	$(32,401)	$(64,523)	$109,618	$(4,826)	$24,368

(3)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We are a wireless communications provider that offers digital wireless service in the San Francisco, Miami, Atlanta and Sacramento metropolitan areas. The year 2003 was the first full year of operations in all of our four market clusters. As a result of the significant growth we have experienced since we launched operations, our results of operations to date are not necessarily indicative of the results that can be expected in future periods. Moreover, we expect that our number of customers will continue to increase, which will continue to contribute to increases in our revenues and operating expenses.

We sell products and services to customers through our 49 company-owned retail stores as well as through relationships with indirect retailers. We primarily offer two monthly calling plans to our customers. One plan provides customers with unlimited calling within the local calling area for $35 per month; the other plan provides customers with unlimited calling from within a local calling area to anywhere within the continental United States for $40 per month. For additional fees, we also provide caller ID, voicemail, text messaging, camera functions, downloads of ringtones, games and content applications, international long distance and other value-added services. In 2002, we offered only one handset to customers for $149. Our offering of handsets has grown and as of March 31, 2004 we offered seven different handsets priced from $109 to $239. As of March 31, 2004, we had 1,150,954 customers.

Critical Accounting Policies and Estimates

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. You should read this discussion and analysis in conjunction with our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, inventory valuations, deferred income taxes, and the impairment of long-lived and indefinite-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In connection with its audit of our financial statements for the year ended December 31, 2003, our independent registered public accounting firm reported a material weakness in our internal controls over revenue reporting. See “Risk Factors—Risks Related to Our Business—Our internal controls over revenue reporting are insufficient to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.”

Our customers pay for our wireless services in advance, and we recognize wireless service revenues only as the services are rendered; amounts received in advance are recorded as deferred revenue. Since our process and methodology to record deferred revenue requires detailed reconciliations between our billing system and our general ledger, which we currently perform manually, the process is potentially subject to error and relies on certain management estimates and could therefore result in a material misstatement of our annual or interim financial statements.

We have taken steps to satisfy ourselves that the revenue reported in our financial statements is not materially misstated and to improve the capabilities and reliability of our financial and accounting process and systems related to revenue reporting, as follows:

•

Beginning in June 2003, we undertook development of a methodology for the proper reconciliation of deferred revenue and the related accounts receivable and revenue accounts. As of December 2003, and in conjunction with our year-end audit, we completed initial implementation of a monthly process for the comprehensive reconciliation of accounts receivable balances per our billing system to the corresponding balances in the general ledger and the related deferred revenue accounts.

•	We have also implemented monthly comparative analyses of our balance sheet account trends, and we perform monthly comparative analyses of income statement account trends and monthly actual to budget variance analyses of income statement accounts.

•	With respect to revenues, we perform analytical reviews of revenue per subscriber compared to prior months as well as to budget, on both a company-wide basis and by market.

•	We also perform overall reconciliations of cash received to revenue and deferred revenues.

We continue to evaluate and enhance these procedures on an ongoing basis.

In addition, in January 2004, we added a Director of Revenue Accounting who has several years of relevant experience with revenue and billing systems. We also have added a senior staff position whose job focus is to optimize our usage of billing system functionality, expand the reporting capabilities related thereto, and continue to enhance and further automate our processes related to revenue accounting. We have also converted two additional positions in the revenue accounting function from contractors to permanent personnel, and we have implemented a program of retraining employees with particular focus on company policies and procedures related to recording revenue and the process for reconciliation of the related balance sheet accounts, including the related cash accounts.

Moreover, we continually evaluate the opportunity to automate the interfaces between systems and to reduce the risk of manual errors.

Although management believes that the steps we have taken have made progress towards remediation of the material weakness, it is not fully remediated and we will not be able to obtain the view of our independent registered public accounting firm on whether we have successfully remediated this weakness until our independent registered public accounting firm conducts its audit of our financial statements for the year ended December 31, 2004, which will not be completed until early 2005.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our wireless services are provided on a month-to-month basis and are paid in advance. We recognize revenues from wireless services as they are rendered. Amounts received in advance are recorded as deferred revenue. Disenabling service for non-payment is known as hotlining. We do not recognize revenue on hotlined customers.

Revenues and related costs from the sale of accessories are recognized at the point of sale. The cost of handsets sold to indirect retailers are included in deferred charges until they are sold to and activated by customers. Amounts billed to indirect retailers for handsets are recorded as accounts receivable and deferred revenue upon shipment by us and are recognized as equipment revenues when service is activated by customers. Customers have the right to return handsets within a specified time or usage, whichever occurs first. Of the total paid by a new customer for a handset and activation, we record an activation fee of $15, which, since July 1, 2003, is generally recognized in equipment revenue at the time service is activated. We record an estimate for returns at the time of recognizing revenue.

Beginning July 1, 2003, we implemented EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” prepared by the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB. EITF 00-21 requires us to allocate amounts charged to customers between the sale of handsets and the sale of wireless telecommunication services on a relative fair value basis. This has resulted in the amount collected from the customer being allocated to the sale of the handset and to the first month’s service fee. As a result of this treatment, activation fees included in the consideration at the time of sale are generally recorded as handset revenue. Prior to the adoption of EITF 00-21, we had deferred activation fee revenue and amortized these revenues over the average life of our customers. The existing deferred revenue at July 1, 2003 is being amortized over the average life of our customers. On October 1, 2003, we changed the estimated average customer life from 25 months to 14 months, based on historical disconnect rates, resulting in an increase in activation revenue of $5.1 million in the fourth quarter of 2003 over amounts that would have been recognized using the prior estimated average life.

Allowance for Doubtful Accounts and Returns

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our indirect retailers to pay for equipment purchases and for returns. If the financial condition of a material portion of our indirect retailers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value or replacement cost based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required.

Deferred Income Tax Asset

We assess our deferred tax asset and record a valuation allowance, when necessary, to reduce our deferred tax asset to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period we made that determination.

We establish reserves when, despite our belief that our tax returns are fully supportable, we believe that certain positions may be challenged and ultimately modified. We adjust the reserves in light of changing facts and circumstances. Our effective tax rate includes the impact of reserve positions and changes to reserves that we consider appropriate. A number of years may elapse before a particular matter for which we have established a reserve is finally resolved. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution. The tax reserves are presented on the balance sheet in other long term liabilities.

Impairment of Long-Lived Assets and Indefinite Lived Assets

We assess the impairment of long-lived assets, other than indefinite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results or significant changes in the manner of use of the assets or in the strategy for our overall business. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When we determine that the carrying value of a long-lived asset is not recoverable, we measure any impairment based upon a projected discounted cash flow method using a discount rate we determine to be commensurate with the risk involved.

Our primary indefinite-lived intangible assets are our FCC licenses. We test investments in our FCC licenses for impairment annually or more frequently if events or changes in circumstances indicate that our FCC licenses may be impaired. The impairment test consists of a comparison of the fair value with the carrying value. We segregate our FCC licenses by regional market for the purpose of performing the impairment test as each geographical region is unique.

Valuation of Common Stock

Historically, we have assessed the value of our common stock at the end of each reporting period for the purpose of determining stock compensation on variable stock options. This valuation was also used to determine deferred compensation, if any, on non-variable stock option awards granted in the period, as well as for purposes of determining whether a beneficial conversion feature was in existence at each draw date of our Series D cumulative convertible redeemable participating preferred stock. Factors we considered were recent sales of stock to third parties, enterprise valuation ranges provided by third parties, the liquidation preference of our outstanding preferred stock, significant milestones achieved in the business, as well as the overall economic climate of the wireless industry.

Customer Recognition and Disconnect Policies

When a new customer subscribes to our service, the first month of service and activation fee is included with the handset purchase. Under GAAP, we are required to allocate the purchase price to each of the handset, the first month of service and the activation fee. Generally, the amount allocated to the handset will be less than our cost, and this difference is included in cost per gross addition, or CPGA. We recognize new customers as gross additions upon activation of service. We offer our customers the MetroPCS Promise, which allows a customer to return a newly purchased handset for a full refund prior to the earlier of seven days or 60 minutes of use. Customers who return their phones under the MetroPCS Promise are reflected as a reduction to gross additions. Customers’ monthly service payments are due in advance every month. Our customers must pay their monthly service amount by the payment date or their handset will be disenabled, or hotlined, and the customer will not be able to make or receive calls on our network. There is no service grace period. Any call attempted by a hotlined customer is routed directly to our interactive voice response system and customer service center in order to arrange payment. If the customer pays the amount due within 30 days of the original payment date then the customer’s handset is unhotlined and service is restored. If a hotlined customer does not pay the amount due within 30 days of the payment date the account is disconnected and counted as churn. Once an account is disconnected, upon reactivation, we charge a $15 reconnect fee to reestablish service and the revenue associated with this fee is deferred and recognized over the estimated life of the customer.

Revenues

We derive our revenues from the following sources:

Service.    We sell wireless personal communications services. The various types of service revenues associated with wireless communications services for our customers include monthly recurring charges for airtime, monthly recurring charges for optional features (including voicemail and text messaging) and charges for long distance service. Service revenues also include intercarrier compensation and non-recurring activation service charges to customers to the extent not allocated to handset revenue. See “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Equipment.    We sell wireless personal communications handsets and accessories that are used by our customers in connection with our wireless services. This equipment is also sold to indirect retailers to facilitate distribution to our customers.

Costs and Expenses

Our costs and expenses include:

Cost of Service.    The major components of our cost of service are:

•	Variable Long Distance. We pay charges to other communications companies for long distance service provided to our customers. These variable charges are based on our customers’ usage, applied at pre-negotiated rates with the long-distance carriers.

•	Intercarrier Compensation. We pay charges to other communications companies for their transport and termination of calls originated by our customers and destined for customers of other networks. These variable charges are based on our customers’ usage and generally applied at pre-negotiated rates with other carriers, although some carriers have sought to impose such charges unilaterally. Historically, these charges have been declining on a per minute basis and we expect them to continue to decline, due principally to competitive pressures and new technologies.

•	Cell Site Costs. We incur expenses for the rent of towers, network facilities, engineering operations, field technicians and related utility and maintenance charges.

Cost of Equipment.    We purchase personal communications handsets and accessories from third-party vendors to resell to our customers and indirect retailers in connection with our services. We subsidize the sale of handsets to encourage the sale and use of our services. We do not manufacture any of this equipment.

Selling, General and Administrative Expenses.    Our selling expense includes advertising and promotional costs associated with capturing new customers and fixed charges such as store rent and retail associates’ salaries. General and administrative expense includes support functions, including technical operations, finance, accounting, human resources, information technology and legal services.

Non-cash Compensation.    We record compensation expense associated with employee stock options issued below estimated fair market value at the date of grant. In addition, we record compensation expense at the end of each reporting period with respect to our variable stock options.

Depreciation and Amortization.    Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service, which are ten years for network infrastructure assets, three to seven years for office equipment, including computer equipment, and three to seven years for furniture and fixtures. Leasehold improvements are amortized over the term of the respective leases or the estimated useful life of the improvement, whichever is shorter.

Interest Expense and Interest Income.    Interest expense consists of interest on our FCC notes based on an estimated fair market borrowing rate at the time of issuance, of which 6.5% is paid in cash, and interest on our senior notes. Interest income is earned primarily on our cash and cash equivalents.

Income Taxes.    As a result of our operating losses and additional depreciation available under federal tax laws in 2003, we have paid no federal income tax to date. In addition, we have paid an immaterial amount of state income taxes to date.

Results of Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Set forth below is a summary of certain financial information for the periods indicated:

	Three Months Ended March 31,
	2003	2004	Change
	(In thousands)
Revenues
Service revenues	$75,999	$132,921	75%
Equipment revenues	23,399	40,077	71%
Cost of service (excluding depreciation included below)	25,929	40,909	58%
Cost of equipment	44,213	64,047	45%
Selling, general and administrative expenses (excluding non-cash compensation included below)	18,046	28,916	60%
Non-cash compensation	241	3,256	*
Depreciation and amortization	9,047	12,774	41%
Interest expense	1,755	5,572	217%
Net income	9	10,837	*

*	Not meaningful.

Revenues.    For the three months ended March 31, 2004, our total revenues increased $73.6 million, or 74%, to $173.0 million from $99.4 million for the comparable period in 2003.

Service revenues accounted for 77% of total revenues and equipment revenues accounted for 23% of total revenues for the three months ended March 31, 2004. Service revenues increased $56.9 million, or 75%, to $132.9 million for the three months ended March 31, 2004 from $76.0 million for the three months ended March 31, 2003. The increase was attributable to the continued strong demand for service in our four market clusters resulting in a 73% increase in average number of customers.

Equipment revenues increased $16.7 million, or 71%, to $40.1 million for the three months ended March 31, 2004 from $23.4 million for the three months ended March 31, 2003. During 2003, we significantly expanded our handset product line, leading to significant upgrade sales to existing customers. Handset sales to existing customers increased to $16.7 million of revenue during the first quarter of 2004, as compared to $1.0 million of revenue in the first quarter of 2003. The remaining increase was attributable to the revenues generated by new customers selecting handsets from our expanded product line.

Cost of Service.    Cost of service increased $15.0 million, or 58%, to $40.9 million for the three months ended March 31, 2004 from $25.9 million for the three months ended March 31, 2003. This increase was due to the overall growth of our business and an increase in our customer base, including a $4.2 million increase in long distance costs, a $3.8 million increase in call center expenses, a $1.1 million increase in billing expenses, and a $0.9 million increase in E-911 fees.

Cost of Equipment.    Cost of equipment increased $19.8 million, or 45%, to $64.0 million for the three months ended March 31, 2004 from $44.2 million for the three months ended March 31, 2003. This increase was attributable to our overall increase in customers as well as our increase in the number of equipment upgrades purchased by our existing customers due to our offering a broader line of handsets in 2004. Cost of equipment related to existing customers totaled $21.2 million during the first quarter 2004 as compared to $2.5 million for the same period last year.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $10.9 million, or 60%, to $28.9 million for the three months ended March 31, 2004 from $18.0 million for the three months ended March 31, 2003. Selling expenses increased by approximately $2.3 million as a result of increased sales and marketing activities, including advertising expenses aimed at growing our customer base. General and administrative expenses increased by $8.6 million. This increase was due to the overall growth of our business, including a $2.4 million increase in property taxes, a $2.0 million increase in software and data services, a $1.6 million increase in professional services, a $1.1 million increase in credit card and bank charges, a $0.5 million increase in employee related costs, and a $1.0 million increase in building lease, insurance and other expenses.

Non-cash Compensation.    Non-cash compensation was $3.3 million for the three months ended March 31, 2004, compared to $0.2 million for the three months ended March 31, 2003. The increase was primarily due to the increase in the estimated fair market value of our stock, which resulted in a $3.0 million charge related to outstanding options accounted for under variable accounting.

Depreciation and Amortization.    Depreciation and amortization expense increased $3.7 million, or 41%, to $12.8 million for the three months ended March 31, 2004 from $9.0 million for the three months ended March 31, 2003. The increase related primarily to the increase in network assets in service for the period. In-service base stations and switching equipment increased by 33% from the three months ended March 31, 2003. In addition, we had 177 more cell sites in service at March 31, 2004 than at March 31, 2003. We expect depreciation to continue to increase due to the additional cell sites and switches that we plan to place in service to meet future customer growth and usage.

Interest Expense.    Interest expense was $5.6 million for the three months ended March 31, 2004, compared to $1.8 million for the three months ended March 31, 2003. This increase was due to interest on our $150.0 million of 10 3/4% senior notes issued in September 2003.

Net Income.    Net income was $10.8 million for the three months ended March 31, 2004, compared to $9,000 for the three months ended March 31, 2003.

Set forth below is a summary of certain non-GAAP financial information for the periods indicated:

	Three Months Ended March 31,
	2003	2004	Change
Customers:
End of period	708,965	1,150,954	62%
Net additions	195,481	174,055	(11%)
Churn:
Average monthly rate	3.5%	3.8%	9%
ARPU	$39.50	$40.00	1%
CPGA	104.97	96.74	(8%)
CCPU	18.64	18.80	1%
Adjusted EBITDA (In thousands)	11,210	39,126	249%

Customers.    Net customer additions were 174,055 for the three months ended March 31, 2004, bringing our total customers to 1,150,954 as of March 31, 2004, an increase of 62% over the customer total as of March 31, 2003. Since March 31, 2003, we have expanded our network, offered new handsets and service plans and expanded our distribution network. Although we have a limited operating history, we have historically generated the highest number of net customer additions during the first calendar quarter, with the second highest number being generated during the fourth calendar quarter. In addition, periods in which we have generated high numbers of net customer additions typically are followed by periods of higher churn. As a result, we expect our churn rate for the three months ended June 30, 2004 to be higher than we experienced during the three months ended March 31, 2004.

Churn.    The average monthly rate of customer turnover, or churn, was 3.8% and 3.5% for the three months ended March 31, 2004 and 2003, respectively. Average monthly churn represents (a) the number of customers who have been disconnected from our system during the measurement period less the number of customers who have reactivated service, divided by (b) the sum of the average monthly number of customers during such period.

Average Revenue Per User.    Average revenue per user, or ARPU, was $40.00 and $39.50 for the three months ended March 31, 2004 and 2003, respectively. ARPU represents (a) service revenues less activation revenues and E-911 charges for the measurement period, divided by (b) the average number of customers during such period, divided by (c) the number of months in such period. The $0.50, or 1%, increase in ARPU was primarily the result of the increase in customers electing the unlimited long distance service plan, offset in part by an increase in customers who did not pay for their service while in hotlined status. Revenue is only recognized for customers who pay for service. However, hotlined customers are included in our customer base until they are deactivated, and are therefore counted in the denominator of the ARPU calculation although there is no corresponding revenue recorded for these hotlined customers in the numerator. Once a customer is deactivated, they are removed from the customer base and no longer included in the denominator of the ARPU calculation. For more detail regarding our calculation of ARPU, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Cost Per Gross Addition.    Cost per gross addition, or CPGA, was $96.74 and $104.97 for the three months ended March 31, 2004 and 2003, respectively. The $8.23, or 8%, decrease was primarily the result of lower handset subsidies and spreading selling costs over a larger number of gross additions. CPGA is determined by dividing (a) selling expenses plus the total cost of equipment associated with transactions with new customers less activation revenues and equipment revenues associated with transactions with new customers during the measurement period by (b) gross customer additions during such period. Retail customer service expenses and equipment margin on handsets sold to existing customers, including handset upgrade transactions, are excluded, as these costs are incurred specifically for existing customers. For more detail regarding our calculation of CPGA, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Cash Cost Per User.    Cash cost per user, or CCPU, was $18.80 and $18.64 for the three months ended March 31, 2004 and 2003, respectively. The $0.16, or 1%, increase was primarily the result of increased customer retention expenses and customer long distance costs that were partially offset by spreading operating costs over a larger customer base. CCPU is calculated by dividing (a) cost of service plus general and administrative expenses associated with existing customers (excluding non-cash compensation expense) and equipment costs associated with transactions with existing customers, less E-911 charges and equipment revenues associated with existing customers during the measurement period by (b) the average number of customers during such period divided by (c) the number of months in such period. For more detail regarding our calculation of CCPU, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization.    Adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, was $39.1 million and $11.2 million for the three months ended March 31, 2004 and 2003, respectively. For more detail regarding our calculation of adjusted EBITDA, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Set forth below is a summary of certain financial information for the periods indicated:

	2002	2003	Change
	(In thousands)
Revenues
Service revenues	$102,137	$370,920	263%
Equipment revenues	23,458	88,562	278%
Cost of service (excluding depreciation included below)	61,881	118,335	91%
Cost of equipment	100,651	155,084	54%
Selling, general and administrative expenses (excluding non-cash compensation included below)	55,515	90,556	63%
Non-cash compensation	1,115	7,379	562%
Depreciation and amortization	21,394	41,900	96%
Net income	139,067	20,566	(85%)

Revenues.    Total revenues increased $333.9 million, or 266%, to $459.5 million for the year ended December 31, 2003 from $125.6 million for the year ended December 31, 2002.

Service revenues increased $268.8 million, or 263%, to $370.9 million for the year ended December 31, 2003 from $102.1 million for the year ended December 31, 2002. The increase was attributable to the timing of the commercial launch of our four market clusters and a 268% increase in the number of our customers. We launched service in our Miami market in January 2002, in our Atlanta and Sacramento market clusters in February 2002, and in our San Francisco market cluster in September 2002. We launched commercial operations on the west coast of southern Florida in October 2003.

Equipment revenues increased $65.1 million, or 278%, to $88.6 million for the year ended December 31, 2003 from $23.5 million for the year ended December 31, 2002. The increase was attributable to a 43% increase in gross additions and a 99% increase in revenue per handset and upgrade sales to our existing customers, resulting in an increase of $16.6 million in equipment revenues. In 2002, we offered only one handset model to new customers.

Cost of Service.    Cost of service increased $56.5 million, or 91%, to $118.3 million for the year ended December 31, 2003 from $61.9 million for the year ended December 31, 2002. The increase was attributable to the timing of the commercial launch of our four market clusters and the increase in our number of customers, which resulted in a $16.0 million increase in interconnect fees, a $12.9 million increase in call center expenses, a $7.8 million increase in billing expenses, a $6.5 million increase in long distance costs, a $5.8 million increase in E-911 fees. Additionally, employee costs, cell site and switch facility lease expense and repair and maintenance expense increased as a result of the growth of our business and the expansion of our network.

Cost of Equipment.    Cost of equipment increased by $54.4 million, or 54%, to $155.1 million for the year ended December 31, 2003 from $100.7 million for the year ended December 31, 2002. The increase was due to a 66% increase in the number of handsets sold offset by a 7% reduction in average handset cost per unit.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $35.0 million, or 63%, to $90.6 million for the year ended December 31, 2003 from $55.5 million for the year ended December 31, 2002. Selling expenses increased by $17.6 million as a result of increased sales and marketing activities. General and administrative expenses increased by $17.4 million primarily due to the increase in our customer base and to network expansion, including a $5.8 million increase in transaction fees for customer collections, a $2.1 million increase in handset repair fees, a $3.0 million increase employee salaries and benefits, a $1.5 million increase in maintenance agreements for our network facilities, a $1.5 million increase in property insurance and a $1.1 million increase in professional fees.

Non-cash Compensation.    Non-cash compensation increased $6.3 million to $7.4 million for the year ended December 31, 2003 from $1.1 million for the year ended December 31, 2002, as a result of an increase in the estimated fair market value of our stock used for valuing stock options accounted for under variable accounting.

Depreciation and Amortization.    Depreciation and amortization expense increased $20.5 million, or 96%, to $41.9 million for the year ended December 31, 2003 from $21.4 million for the year ended December 31, 2002. The increase related primarily to the increase in network assets in service due to the timing of the commercial launch of our four market clusters. In-service base stations and switching equipment increased by $123.4 million during the year ended December 31, 2003. In addition, we had 142 more cell sites in service at December 31, 2003 than at December 31, 2002. We expect depreciation to continue to increase due to the additional cell sites and switches that we plan to place in service to meet future customer growth and usage.

Interest Expense.     Interest expense increased $4.5 million, or 65%, to $11.3 million for the year ended December 31, 2003 from $6.8 million for the year ended December 31, 2002. The increase was primarily attributable to additional interest on our $150.0 million of 10 3/4% senior notes issued in September 2003.

Net Income.    Net income decreased $118.5 million, or 85%, to $20.6 million for the year ended December 31, 2003 from $139.1 million for the year ended December 31, 2002. Net income for the year ended December 31, 2002 included a $279.0 million ($245.3 million after tax) gain on the sale of 10 MHz of spectrum in our Atlanta market.

Set forth below is a summary of certain non-GAAP financial information for the periods indicated:

	2002	2003	Change
Customers:
End of period	513,484	976,899	90%
Net additions	513,484	463,415	(10%)
Churn:
Average monthly rate	4.4%	4.6%	5%
ARPU	$39.17	$37.68	(4%)
CPGA	158.50	99.86	(37%)
CCPU	36.49	17.82	(51%)
Adjusted EBITDA (In thousands)	(92,452)	95,507	*

*	Not meaningful.

Customers.    Net customer additions were 463,415 for the year ended December 31, 2003, bringing our total customers to 976,899 as of December 31, 2003, an increase of 90% over the customer total as of December 31, 2002. This increase was due to the timing of our commercial launch and the continued demand for our service offering.

Churn.    The average monthly churn rate was 4.6% and 4.4% for the years ended December 31, 2003 and 2002, respectively.

Average Revenue Per User.    ARPU was $37.68 and $39.17 for the years ended December 31, 2003 and 2002, respectively. The $1.49, or 3.8%, decrease in ARPU was primarily the result of an increase in customers that did not pay for service while in hotlined status. For more detail regarding our calculation of ARPU, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Cost Per Gross Addition.    CPGA was $99.86 and $158.50 for the years ended December 31, 2003 and 2002, respectively. The $58.64, or 37%, decrease in CPGA was the result of an increase in activation fees revenue as well as lower per unit handset subsidies. Equipment costs for handsets sold to existing customers, including handset upgrade transactions, are excluded from CPGA as these costs are incurred specifically for existing customers. For more detail regarding our calculation of CPGA, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Cash Cost Per User.    CCPU was $17.82 and $36.49 for the years ended December 31, 2003 and 2002, respectively. The $18.67, or 51%, decrease was primarily the result of spreading operating costs over a larger customer base. For more detail regarding our calculation of CCPU, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Adjusted EBITDA.    Adjusted EBITDA increased $188.0 million to $95.5 million for the year ended December 31, 2003 from an adjusted EBITDA deficit of $92.5 million for the year ended December 31, 2002. The increase was primarily the result of customer and revenue growth and spreading operating costs over a larger customer base. For more detail regarding our calculation of adjusted EBITDA, refer to “—Reconciliation of Non-GAAP Financial Measures” below.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Set forth below is a summary of certain financial information for the periods indicated:

	2001	2002	Change
	(In thousands)
Selling, general and administrative expenses (excluding non-cash compensation included below)	$27,963	$55,515	99%
Non-cash compensation	1,455	1,115	(23)%
Depreciation and amortization	208	21,394	*
Net income (loss)	(45,180)	139,067	*

*	Not meaningful.

Revenues.    Total revenues were $125.6 million for the year ended December 31, 2002. We were a development stage company until our commercial launch in January 2002; therefore, we had no revenues in 2001.

Service revenues were $102.1 million for the year ended December 31, 2002. Our customer base grew to approximately 513,000 customers at December 31, 2002. ARPU was $39.17 for the year ended December 31, 2002.

Equipment revenues were $23.5 million for the year ended December 31, 2002. We did not sell handsets or other products prior to 2002.

Cost of Service.    Cost of service was $61.9 million for the year ended December 31, 2002. We had no cost of service in 2001.

Cost of Equipment.    Cost of equipment was $100.7 million for the year ended December 31, 2002. We did not sell handsets or other products prior to 2002; therefore, we had no cost of equipment in 2001.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses including non-cash compensation increased $27.2 million, or 93%, to $56.6 million for the year ended December 31, 2002 from $29.4 million for the year ended December 31, 2001. Selling expenses were $26.5 million in 2002, compared to no selling expenses in 2001. General and administrative expenses were $30.1 million in 2002, which included additional staffing due to the timing of the launch of our business. General and administrative expenses in 2001 were $29.4 million, which included $9.5 million primarily related to build-out activities, which prior to commercial launch were classified in general and administrative expenses.

Depreciation and Amortization.    Depreciation and amortization expense was $21.4 million for the year ended December 31, 2002, compared to $0.2 million for the year ended December 31, 2001. The increase related primarily to depreciating wireless network assets for the switches and cell sites put into operation during 2002, along with depreciating furniture and equipment purchased for our offices and retail stores.

Interest Expense and Interest Income.    Interest expense decreased $3.7 million, or 35%, to $6.8 million for the year ended December 31, 2002 from $10.5 million for the year ended December 31, 2001. This decrease resulted from a reduction of a portion of our FCC notes following our sale of spectrum in 2002 and the settlement of notes to an equipment vendor in the third quarter of 2001. Interest income was $1.0 million for the year ended December 31, 2002, as compared to $2.0 million for the year ended December 31, 2001. This decrease was due to a decline in interest rates on our short-term investments as well as lower average cash balances.

Net Income.    Net income was $139.1 million for the year ended December 31, 2002, as compared to a net loss of $45.2 million for the year ended December 31, 2001. Net income for the year ended December 31, 2002 included a $279.0 million ($245.3 million after tax) gain on the sale of 10 MHz of spectrum in our Atlanta market.

Liquidity and Capital Resources

The construction of our network and the marketing and distribution of our wireless communications products and services have required, and will continue to require, substantial capital investment. Capital outlays have included license acquisition costs, capital expenditures for network construction, funding of operating cash flow losses and other working capital costs, debt service and financing fees and expenses. We estimate that our aggregate capital expenditures for 2004, which will be primarily associated with our efforts to increase the capacity of our network through the addition of cell sites and switches, will be approximately $230 million, of which $49.2 million had been incurred through March 31, 2004. A portion of this amount includes the cost to begin the build out of our network for the newly acquired licensed areas in northern California. Such amount represents an increase of approximately $20 million from our prior estimate of 2004 capital expenditures, and is primarily due to additional network capacity requirements necessitated by the increased demand of adding more subscribers than planned whose average usage is higher than planned. We believe the increased service area and capacity will improve our service offering and thereby help us to attract additional customers and increase revenues. We believe our cash on hand and cash generated from operations will be sufficient to meet our projected capital requirements for the foreseeable future. The net proceeds we receive from this offering will allow us to continue the expansion of our networks in existing markets and into new markets, including through acquisitions, and maintain a cash liquidity cushion. Although we estimate that these funds will be sufficient to finance our continued growth, we may have additional capital requirements, which could be substantial, for future network upgrades and advances in new technology.

Existing Indebtedness.    As of March 31, 2004, we had $193.1 million of total indebtedness. This indebtedness consisted of $150.0 million of senior notes, $43.5 million face amount of FCC notes, which are recorded net of unamortized original issue discount of $4.2 million, and $3.8 million of debt associated with our obligation to other carriers for the cost of clearing microwave links in areas covered by our licenses. For a description of our existing indebtedness, see “Description of Certain Indebtedness.”

Other Long-Term Liabilities.    As of December 31, 2003, we had approximately $20.6 million in other long-term liabilities, comprised of liabilities to certain network equipment providers, the primary cause of the increase, and our reserve for uncertain tax positions, as compared to $1.8 million as of December 31, 2002.

Historical Cash Flow.    As of March 31, 2004, we had $185.1 million in cash and cash equivalents, as compared to $236.0 million at December 31, 2003. Cash provided by operating activities was $24.4 million during the three months ended March 31, 2004 as a result of net income of $10.8 million, $25.2 million of non- cash charges consisting primarily of depreciation and amortization, deferred expenses, accretion of interest and non-cash compensation, and $11.6 million of cash used for changes in working capital. Cash used in investing activities was $70.5 million during the three months ended March 31, 2004, relating to capital expenditures associated with increasing the capacity and expanding the footprint of our network during the first quarter of 2004 and payments made during the three months ended March 31, 2004 for network equipment accrued at December 31, 2003. We will continue to upgrade our network capacity and improve the quality of our service to support our anticipated customer growth and satisfy competitive requirements. Cash used by financing activities was $4.7 million during the three months ended March 31, 2004, primarily due to a $3.1 million repayment on our FCC debt.

As of December 31, 2003, we had $236.0 million in cash and cash equivalents, as compared to $61.7 million at December 31, 2002. Cash provided by operating activities was $109.6 million during the year ended December 31, 2003 as a result of our net income of $20.6 million and $69.2 million of non-cash charges consisting primarily of depreciation and amortization, deferred expenses, accretion of interest and non-cash compensation, and $19.8 million of cash provided by changes in working capital. Cash used in investing activities was $137.3 million during the year ended December 31, 2003, primarily relating to capital expenditures associated with increasing the capacity of our network. Cash provided by financing activities was $202.0 million during the year ended December 31, 2003, primarily relating to the net proceeds from the sale of our senior notes of $144.5 million and the sale of our Series D preferred stock of $65.5 million.

As of December 31, 2002, we had $61.7 million in cash and cash equivalents, as compared to $42.7 million in cash and cash equivalents at December 31, 2001. Cash used in operating activities was $64.5 million during the year ended December 31, 2002 as a result of our net income of $139.1 million, $37.5 million of cash provided by changes in working capital and $37.9 million of non-cash charges consisting primarily of depreciation and amortization, deferred income taxes, accretion of interest, and non-cash compensation, offset by a $279.0 million gain resulting from our sale of spectrum, the proceeds of which are included in investing cash flows. Cash used by investing activities was $73.5 million during the year ending December 31, 2002, related to capital expenditures associated with our network build-out, offset by $141.2 million of proceeds on our sale of spectrum. Cash provided by financing activities was $157.1 million during the year ended December 31, 2002, primarily relating to proceeds from the sale of our preferred stock.

Cash used in operating activities was $32.4 million during the year ended December 31, 2001 as a result of our net loss of $45.2 million and $0.8 million of cash used in changes in working capital, offset by $13.6 million consisting of loss on extinguishment of debt, depreciation and amortization, accretion of interest and non-cash compensation and other expense. Cash provided by investing activities was $24.2 million during the year ending December 31, 2001, primarily relating to an advance associated with our sale of spectrum that ultimately closed in 2002, offset by capital expenditures associated with our network build-out. Cash provided by financing activities was $41.7 million during the year ended December 31, 2001, primarily relating to proceeds from the sale of our preferred stock.

Contractual Obligations and Commercial Commitments

The following table provides aggregate information about our contractual obligations as of December 31, 2003. See note 8 to our consolidated financial statements included elsewhere in this prospectus.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations	(In thousands)
Long-term debt, including current portion	$200,588	$13,362	$29,453	$4,252	$153,521
Interest paid in cash	136,035	19,092	35,455	32,791	48,697
Operating leases	172,885	29,337	58,220	39,083	46,245
Firm purchase commitments	22,139	13,622	8,517	—	—

Total cash contractual obligations	$531,647	$75,413	$131,645	$76,126	$248,463

Inflation

We believe that inflation has not affected our operations materially.

Qualitative and Quantitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading, speculative or hedging purposes. Our outstanding indebtedness bears interest at fixed rates.

Effect of New Accounting Standards

In July 2001, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

We are subject to asset retirement obligations associated with our cell site operating leases, which are subject to the provisions of SFAS No. 143. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. Landlords may choose not to exercise these rights as cell sites are considered useful improvements. In addition to cell site operating leases, we have leases related to switch site, retail, and administrative locations subject to the provisions of SFAS No. 143. We adopted SFAS No. 143 on January 1, 2003.

In November 2002, the EITF of the FASB reached consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. We adopted the provisions of this consensus for revenue arrangements entered into beginning after July 1, 2003. We have elected to apply the accounting provisions of EITF 00-21 on a prospective basis beginning July 1, 2003. As a result, we allocate amounts charged to customers between the sale of handsets and the sale of wireless telecommunication services on a relative fair value basis. In most cases, this results in all amounts collected from the customer upon activation of the handset being allocated to the sale of the handset. As a result of this treatment, activation fees included in the consideration at the time of sale are recorded as handset revenue. Prior to the adoption of EITF 00-21, we had deferred activation fee revenue and amortized these revenues over the average life of our customers. The existing deferred revenue at July 1, 2003 continues to be amortized.

In March 2004, the EITF reached consensus on EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” which requires, among other items, the use of the two-class method for calculating earnings per share when participating convertible securities exist. The consensus is effective for fiscal periods beginning after March 31, 2004 and requires restatement of prior periods if the two-class method has not been used. Our accounting policy, under FASB Statement No. 128, “Earnings per Share,” was to calculate earnings per share under both the two-class and if-converted method and report earnings per share on the method that was most dilutive. The adoption of EITF 03-06 will not have an effect on our financial statements as the two-class method is currently being followed.

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures that are not calculated in accordance with GAAP to assess our financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of operations or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

Adjusted earnings before interest, taxes, depreciation and amortization or adjusted EBITDA, average revenue per user, or ARPU, cost per gross addition, or CPGA, and cash cost per user, or CCPU, are an integrated set of non-GAAP financial measures utilized by our management to judge our operating performance. We believe these measures are important in understanding the performance of our operations from period to period, and although every company in the wireless industry does not define each of these measures in precisely the same way, we believe that these measures (which are common in the wireless industry) facilitate key operating performance comparisons with other companies in the wireless industry. The following tables reconcile our non-GAAP financial measures with our financial statements presented in accordance with GAAP.

We have presented adjusted EBITDA because this financial measure, in combination with other GAAP and non-GAAP financial measures, is an integral part of our internal reporting system utilized by management to assess and evaluate the performance of our business. Adjusted EBITDA is used by management to facilitate evaluation of our ability to meet future debt service, capital expenditure and working capital requirements. Omitting interest, taxes and the enumerated non-cash items provides a financial measure that is useful to management in assessing operating performance because the cash generated by our business operations enables us to grow. The components of adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance. Additionally, adjusted EBITDA is equal to net service revenues as used to calculate ARPU less gross addition expenses as used to calculate CPGA and existing customer cash costs as used to calculate CCPU.

Adjusted EBITDA is a supplement to GAAP financial information and should not be construed as an alternative to, or more meaningful than, net income (loss), as determined in accordance with GAAP, or cash flows from operating activities, as determined in accordance with GAAP. We believe adjusted EBITDA is useful to investors as a means to evaluate our operating performance prior to financing costs, tax charges, non-cash depreciation and amortization expense, non-cash compensation charges, and certain other non-cash items. The following table reconciles adjusted EBITDA to net income (loss) as determined in accordance with GAAP for the periods indicated. We have also presented a reconciliation of adjusted EBITDA to net cash provided by (used in) operating activities to provide information with respect to our ability to meet future debt service, capital expenditures and working capital requirements.

Adjusted EBITDA

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(In thousands)
Net income (loss)	$(45,180)	$139,067	$20,566	$9	$10,837
Add back non adjusted EBITDA items included in net income (loss):
Non-cash compensation	1,455	1,115	7,379	241	3,256
Depreciation and amortization	208	21,394	41,900	9,047	12,774
(Gain) loss on sale of assets	—	(278,956)	333	111	87
Interest expense	10,491	6,805	11,254	1,755	5,572
Interest income	(2,046)	(964)	(1,061)	(140)	(616)
Loss (gain) on extinguishment of debt	7,109	—	(603)	—	(201)
Provision of income taxes	—	19,087	15,665	113	7,417
Cumulative effect of change in accounting principle, net of tax	—	—	74	74	—

Adjusted EBITDA	(27,963)	(92,452)	95,507	11,210	39,126
Interest expense, net of interest income	(8,445)	(5,841)	(10,193)	(1,615)	(4,956)
Bad debt expense	—	381	991	749	433
Accretion of asset retirement obligation	—	—	50	25	79
Non-cash interest	3,882	3,028	3,090	784	688
Deferred rents	949	1,853	1,160	414	435
Cost of abandoned cell sites	—	—	824	477	183
Non-deferred tax	—	(8,993)	(1,643)	—	—
Working capital changes	(824)	37,501	19,832	(16,870)	(11,620)

Net cash provided by (used in) operating activities	$(32,401)	$(64,523)	$109,618	$(4,826)	$24,368

We believe ARPU is a useful measure to evaluate our per-customer service revenue realization and to assist in forecasting our future service revenues. Average number of customers for any measurement period is determined by dividing (a) the sum of the average monthly number of customers for the measurement period by (b) the number of months in such period. Average monthly number of customers for any month represents the sum of the number of customers on the first day of the month and the last day of the month divided by two. The following table shows the calculation of ARPU for the periods indicated:

Average Revenue per User (ARPU)

	Year Ended December 31,		Three Months Ended March 31,
	2002	2003	2003	2004
	(In thousands, except average number of customers and ARPU)
Service revenues	$102,137	$370,920	$75,999	$132,921
Less: Activation revenues	(3,018)	(14,410)	(1,860)	(3,186)
E-911 charges	—	(5,823)	(1,166)	(2,076)

Net service revenues	99,119	350,687	72,973	127,659

Divided by: Average number of customers	210,881	775,605	615,876	1,063,815

ARPU	$39.17	$37.68	$39.50	$40.00

We utilize CPGA to assess the efficiency of our distribution strategy, validate the initial capital invested in our customers and determine the number of months to recover our customer acquisition costs. This measure also provides a gauge to compare our average acquisition costs per new customer to those of other wireless communications providers. The following table shows the calculation of CPGA for the periods indicated:

Cost per Gross Addition (CPGA)

	Year Ended December 31,		Three Months Ended March 31,
	2002	2003	2003	2004
	(In thousands, except gross customer additions and CPGA)
Selling expenses	$26,526	$44,076	$9,879	$12,214
Less: Activation revenues	(3,018)	(14,410)	(1,860)	(3,186)
Less: Equipment revenues	(23,458)	(88,562)	(23,399)	(40,077)
Plus: Equipment revenue not associated with new customers	578	17,150	1,035	16,729
Plus: Cost of equipment	100,651	155,084	44,213	64,047
Less: Equipment costs not associated with new customers	(2,050)	(24,030)	(2,541)	(21,201)

Gross addition expenses	99,229	89,308	27,327	28,526

Divided by: Gross customer additions	626,050	894,348	260,320	294,886

CPGA	$158.50	$99.86	$104.97	$96.74

We believe CCPU is a useful measure to determine our operating efficiency and to gauge our per-customer cash costs in relation to those of other wireless communications providers. The following table shows the calculation of CCPU for the periods indicated:

Cash Cost per User (CCPU)

	Year Ended December 31,		Three Months Ended March 31,
	2002	2003	2003	2004
	(In thousands, except average number of customers and CCPU)
Cost of service	$61,881	$118,335	$25,929	$40,909
Plus: Equipment costs associated with transactions with existing customers	2,050	24,030	2,541	21,201
Plus: Selling, general and administrative expenses	56,630	97,935	18,287	32,172
Less: Selling expenses	(26,526)	(44,076)	(9,879)	(12,214)
Less: Non-cash compensation	(1,115)	(7,379)	(241)	(3,256)
Less: E-911 charges	—	(5,823)	(1,166)	(2,076)
Less: Equipment revenues associated with transactions with existing customers	(578)	(17,150)	(1,035)	(16,729)

Existing customer cash costs	92,342	165,872	34,436	60,007

Divided by: Average number of customers	210,881	775,605	615,876	1,063,815

CCPU	$36.49	$17.82	$18.64	$18.80

As noted above, we consider these non-GAAP financial measures to be an integrated set of metrics for evaluating our performance. The table below reconciles the net service revenue, gross additions expense and existing customer cash cost amounts used in calculating ARPU, CPGA and CCPU to adjusted EBITDA.

	Year Ended December 31,		Three Months Ended March 31,
	2002	2003	2003	2004
Reconciliation of ARPU, CPGA and CCPU to Adjusted EBITDA
Net service revenues as used to calculate ARPU	$99,119	$350,687	$72,973	$127,659
Gross addition expenses as used to calculate CPGA	(99,229)	(89,308)	(27,327)	(28,526)
Existing customer cash costs as used to calculate CCPU	(92,342)	(165,872)	(34,436)	(60,007)

Adjusted EBITDA	$(92,452)	$95,507	$11,210	$39,126

BUSINESS

MetroPCS

We are among the fastest growing wireless communications providers in the United States, measured by annual percentage growth in customers and revenue. We offer wireless voice and data services on a no-contract, flat rate, unlimited usage basis in the San Francisco, Miami, Atlanta and Sacramento metropolitan areas, which include a total population of 22.6 million people. We launched service in all of these areas in the first quarter of 2002, except for San Francisco, which we launched in September 2002. We recently acquired four additional licenses for areas in northern California that have a total population of 1.2 million people. We are in the process of planning network deployment and have not begun to provide service in these areas. We reported positive net income and adjusted EBITDA after four quarters of operations and one million customers after eight quarters of operations. As of March 31, 2004, we had approximately 1.2 million customers. We believe that we reached these growth and profitability milestones significantly faster than any other U.S. wireless carrier and that our no-contract, flat rate, unlimited usage service offering will allow us to continue to penetrate our existing markets and further drive our growth and profitability. In addition, we believe our services can be successfully introduced in new markets, and we continue to assess attractive expansion opportunities.

We provide wireless voice and data services to the mass market, which we believe is underserved by traditional wireless carriers. We operate principally through two subsidiaries and hold PCS licenses in 15 subsidiaries. Our service, branded under the “metroPCS” name, allows our customers to place unlimited wireless calls within a local calling area and to receive unlimited calls from any area for a simple and affordable flat monthly rate plan of $35. For an additional $5 per month, our customers may place unlimited long distance calls from within a local calling area to any number in the continental United States. For additional fees, we also provide caller ID, voicemail, text messaging, camera functions, downloads of ringtones, games and content applications, international long distance and other value-added services. Our calling plans differentiate us from the more complex plans and long-term contracts required by other wireless carriers. Our customers pay for our service in advance, eliminating any customer credit exposure, and we do not require a long-term service contract. Our customers currently average approximately 1,800 minutes of use per month, compared to approximately 675 minutes per month for customers of traditional wireless carriers. We believe that average monthly usage by our customers also exceeds the average monthly usage for typical wireline customers. Average usage by our customers indicates that a majority of our customers use us as their primary telecommunications service provider, and our customer survey results indicate that approximately 35% of our customers use us as their sole telecommunications service provider.

Competitive Strengths

We believe our business has many competitive strengths that distinguish us from other wireless carriers and will allow us to successfully execute our business strategy, including:

Our Flat Rate.    We believe our service offering that provides unlimited usage from within a local calling area represents a compelling value proposition for our customers that differs substantially from the offerings of traditional wireless and wireline carriers. Our service is designed to provide mobile functionality while eliminating the gap between traditional wireless and wireline pricing, which we believe stimulates usage of our wireless service and will contribute to driving wireless adoption in our markets to levels comparable to the adoption rates currently experienced in Europe. We also believe that our ability to capture approximately 1.2 million customers to date demonstrates the substantial demand for our service offering.

Our Focus on Densely Populated Markets.    Our current service areas include four of the 25 most populous metropolitan areas in the United States: San Francisco, Miami, Atlanta and Sacramento. We believe the high relative population density of our market clusters results in increased efficiencies in network deployment, operating costs and product distribution. As of March 31, 2004, our markets had an average population density of 335 POPs per square mile, over four times the national average. In addition, the population of our markets is growing at an average of 1.5 times faster than the national average and the average household income in our markets is $5,000 above the national average according to the Paul Kagan Associates, Inc. Wireless Telecom Atlas & Databook 2002. Based on these statistics, we believe our market profile is the most attractive of any U.S. wireless carrier. We believe significant opportunities exist to expand into other markets with similar characteristics.

Our Cost Leadership Position.    We believe our operating strategy, network design, population density and spectrum position have enabled us to become the lowest cost provider of wireless services in the United States. We also believe our rapidly increasing scale will allow us to continue to drive our per customer operating costs down in the future. For the three months ended March 31, 2004, our cash cost per user, or CCPU, per month was $18.80, our cost per minute of use, or MOU, on our network (calculated as CCPU divided by our average minutes of use of 1,793) was 1 cent and our cost per gross addition, or CPGA, was $97. These cost-of-service metrics are substantially below the CCPU, cost per minute of use and CPGA for traditional wireless carriers that compete with us in our markets. We believe that our industry leading cost position provides us with a sustainable competitive advantage in our markets. In the table below we have compared our key cost metrics to those reported by AT&T Wireless, Sprint PCS and Verizon Wireless, with which we compete in all of our markets, in order to further illustrate our relative cost advantage.

		National Wireless Carrier Cost Structure Comparisons
	MetroPCS	Average	AT&T Wireless	Sprint PCS(1)	Verizon Wireless(1)

Cost per minute of use (in cents) (2)	1.0	5.1	5.7	3.7	6.0

Cash cost per user (CCPU)	$18.80	$30.79	$31.90	$31.00	$29.46

Cost per gross addition (CPGA)	$97	$345	$334	$425	$275

Average minutes of use (MOU)	1,793	631	563	840	489

Source: Company SEC filings and press releases, except Verizon CPGA which represents research analyst estimates.

(1)	Data for the three months ended December 31, 2003. Sprint PCS no longer publicly reports CCPU and CPGA. Verizon Wireless no longer publicly reports CPGA and MOU.
(2)	Defined as CCPU divided by MOU.

Our State-of-the-Art CDMA 1XRTT Network.    We have deployed a 100% code division multiple access radio transmission technology, or CDMA 1XRTT, network in each of our markets that is designed specifically to provide the capacity necessary to satisfy the usage requirements of our customers. CDMA 1XRTT technology provides substantially more voice and data capacity than other commonly deployed wireless technologies and provides us with a network capacity advantage in our markets. Our CDMA 1XRTT network, which provides the most efficient use of spectrum, currently allows us to rapidly and cost-effectively add network capacity without adding incremental cell sites. We believe that the combination of our network technology, network design and spectrum depth will allow us to efficiently serve the high usage demands of our rapidly growing customer base into the future.

Our Deep Spectrum Portfolio.    We currently hold 30 MHz of spectrum in 13 of our 18 license areas even though our business plan generally requires only 20 MHz of spectrum in our major markets. This excess spectrum provides us with the flexibility to swap or sell 10 MHz or more of spectrum in selected markets to support future expansion or investment initiatives without materially impacting our business plan. For example, in February 2002, we completed our only spectrum sale to date, selling 10 MHz of excess spectrum in our Atlanta market for $290.0 million.

Business Strategy

We believe the following components of our business strategy will allow us to continue our rapid, profitable growth:

Continue to Target Underserved Customer Segments in Our Markets.    We believe there is substantial demand in the United States for our affordable wireless services, as demonstrated by the fact that we have been among the leaders of the U.S. wireless industry in incremental market penetration in every quarter since we launched operations. Historically, approximately 40% of our gross customer additions have been first time wireless customers, while the remainder have switched from traditional wireless carriers. We believe our rapid adoption rates and customer mix demonstrate that our service is expanding the overall size of the wireless market as well as better meeting the needs of many existing wireless users.

Offer Affordable, Fixed Price Calling Plans Without Long-Term Service Contracts.    We believe that our fixed price, unlimited service represents an attractive offering to a large segment of the population. Our service results in average per minute usage costs to our customers that are significantly lower than the average per minute rates of other wireless operators. We believe that many prospective customers refrain from subscribing to or extensively using traditional wireless communications services due to high prices or unattractive and confusing calling plans, and that our simple, cost- effective service will allow us to attract many of these customers and continue our rapid growth.

Maintain Our Position as the Lowest Cost Wireless Telephone Services Provider in the United States.    We are the lowest cost provider of wireless services in the United States, which allows us to offer our services at affordable prices while maintaining cash profit margins per customer that are among the highest in the industry. Our operating strategy, network design, spectrum portfolio and rapidly increasing scale, together with the population density of our markets, should allow us to continue to maintain our cost leadership position and further reduce our per customer operating costs in the future.

Expand into Attractive Markets Through Acquisitions and Spectrum Swaps.    We believe the success of our business model can be replicated in markets outside of our existing footprint. We expect that attractive expansion opportunities will become available. We plan to target expansion markets that complement our existing footprint or can be operated as a stand alone cluster with growth and profitability characteristics similar to our existing markets. Part of the proceeds from this offering may be used to fund expansion into new markets, and we may also choose to swap a portion of our existing excess spectrum for spectrum in new markets.

Company History

We were formed in 1994 for the purpose of acquiring and operating PCS licenses as a “small business” under the FCC’s “designated entity” rules. In 1996, we participated in the FCC’s C-Block auctions of PCS spectrum licenses. Although the auctions in which we were declared the high bidder concluded in May 1996, the FCC did not issue the licenses to us until January 1997, by which time the market value of PCS licenses had declined dramatically due to, among other things, the FCC’s intervening auction of licenses in the D-, E- and F-Blocks. In connection with the C-Block auction, each of our license holding subsidiaries had executed a separate promissory note payable to the FCC in an amount equal to the purchase price of that subsidiary’s FCC license. As a result, we were unable to obtain the financing necessary to service our debt to the FCC and build our networks.

In October 1997, after repeated efforts to obtain a commercially viable restructuring of our debt to the FCC, the subsidiaries in which we hold our FCC licenses each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In January 1998, we filed our own voluntary Chapter 11 petition, joining our license subsidiaries’ bankruptcy proceedings.

As a result of proceedings commenced in the bankruptcy court, it was determined that, after crediting the $106.0 million we had paid to the FCC as down payments for our licenses, the total amount owed by us to the

FCC was $60.0 million. In September 1998, the bankruptcy court confirmed our plan of reorganization and we emerged from bankruptcy in October 1998.

On June     , 2004, a wholly owned subsidiary of MetroPCS Communications, Inc. was merged with MetroPCS, Inc. such that MetroPCS, Inc. became a wholly owned subsidiary of MetroPCS Communications, Inc. and all of the holders of capital stock of MetroPCS, Inc. became holders of capital stock of MetroPCS Communications, Inc.

Products and Services

Voice Services.    We provide affordable, reliable and high-quality wireless communications services, which consists of two primary pricing plans. Our basic $35 per month service offering allows our customers to place unlimited calls within our calling area and to receive unlimited calls from anywhere in the world. In November 2003, we began to market a $40 per month service offering in all of our markets that allows our customers to place unlimited calls from our coverage area to anywhere in the continental United States, and to receive unlimited calls from anywhere in the world. Both plans are paid for in advance and do not require a long-term service contract. Our calling areas extend in most cases beyond the boundaries of our actual license footprint. For example, customers in our San Francisco and Sacramento markets may place unlimited calls to areas throughout northern California for which our wireline competitors generally would impose toll charges.

Customers on our basic $35 per month plan desiring long distance and international calling service may choose a pre-paid option, allowing them to place calls anywhere in the world at favorable rates. Customers on our $40 per month plan who desire international calling service may also choose this pre-paid option for international calling service. Customers who travel outside of their coverage area may roam onto other wireless networks by providing the carrier on those networks with a credit card number, thereby allowing that carrier to bill them directly for their roaming charges. We incur no costs, nor do we receive any revenues, when our customers utilize these third-party roaming services.

Data Services.    Our data services include:

•	services provided through the binary runtime environment for wireless, or BREW, development platform, including ringtones, games and content applications;

•	text messaging services, which allow the customer to send and receive alphanumeric messages, which can be received, stored and displayed on the handset on demand; and

•	multimedia messaging services, which allow the customer to send and receive messages containing photographs.

Custom Calling Features.    We offer other custom calling features, including caller ID, call waiting, three-way calling, distinctive ring tones and voicemail.

Advanced Handsets.    We sell a variety of handsets manufactured primarily by Nokia, Kyocera, Audiovox, LG and Sony Ericsson for use on our network, including models that provide color screens, camera phones and other features to facilitate digital data transmission. All of the handsets we offer are CDMA 1XRTT compliant.

We continue to evaluate new product and service offerings in order to enhance customer satisfaction and attract new customers. For example, in March 2004, we launched, on a trial basis, a limited usage offering in which customers purchase 250 minutes of local and long distance usage per month for $25 instead of our traditional unlimited usage offerings. We believe that this offering will help us to retain existing customers and attract new customers who do not require unlimited usage or who are unwilling or unable to pay for our traditional unlimited usage plans.

FCC Licenses

Fourteen of our wholly-owned license subsidiaries each hold one 30 MHz PCS license, with the exception of one subsidiary that holds a license for 20 MHz as a result of the February 2002 sale of 10 MHz of spectrum in our Atlanta market. Six licenses permit wireless operations in the greater San Francisco and Sacramento metropolitan clusters, five permit wireless operations in the greater Miami metropolitan cluster and three permit wireless operations in the Atlanta metropolitan cluster. The licenses have an initial term of ten years after the initial grant date (January 1997), and, subject to applicable conditions, may be renewed thereafter. Each FCC license is essential to our ability to operate and conduct our business in the area covered by that license. See “Risk Factors—Risks Related to Our Business” and “Legislation and Government Regulations.”

On April 15, 2004, we acquired, through a wholly-owned subsidiary, four additional 15 MHz licenses for areas in northern California (Merced, Modesto, Eureka and Redding), with a total population of 1.2 million people. As with our other PCS licenses, these licenses have an initial term of ten years after the initial grant date (January 1997) and, subject to applicable conditions, may be renewed thereafter. We paid an aggregate cash purchase price of $10.9 million for this acquisition. We are in the process of planning network deployment and have not begun to provide service in these areas.

Markets

Our FCC licenses cover four clusters encompassing the greater metropolitan areas of San Francisco, Miami, Atlanta and Sacramento. We believe our markets are particularly attractive because of their high population densities, high historical and projected population growth rates, favorable business climates and long commuting times relative to national averages. The population of the markets we currently serve is growing and is expected to continue to grow at an average of 1.5 times faster than the national average for the period of 2001 through 2006.

The following table sets forth information regarding our licensed markets as of March 31, 2004(1):

	2002 POPs(2)	MHz in Market	2001-2006 Annual Population Growth Rate(2)	Population Density(3)
	(In thousands)
San Francisco Cluster:
San Francisco—Oakland—San Jose	7,375.9	30	1.05%	544
Salinas—Monterey	410.1	30	1.03%	124

Subtotals/Average	7,786.0		1.05%	462
Miami Cluster:
Miami—Fort Lauderdale	4,073.0	30	1.62%	970
West Palm Beach	1,213.6	30	2.02%	439
Fort Myers	654.7	30	2.04%	191
Fort Pierce—Vero Beach	447.9	30	1.86%	274
Naples	268.1	30	3.01%	134

Subtotals/Average	6,657.3		1.81%	475
Atlanta Cluster:
Atlanta	4,612.8	20	2.31%	420
Gainesville	259.4	30	2.53%	159
Athens	214.7	30	1.85%	156

Subtotals/Average	5,086.9		2.30%	364
Sacramento Cluster:
Sacramento	2,059.0	30	1.45%	129
Stockton	619.6	30	1.31%	254
Chico—Oroville	233.4	30	0.96%	79
Yuba City—Marysville	141.9	30	1.09%	114

Subtotals/Average	3,053.9		1.37%	135
Totals/Average	22,584.1		1.60%	335
U.S. Totals/Average	291,248.0		1.06%	82

(1)	The data in the above table does not include the 15 MHz licenses we recently acquired for four areas in northern California (Merced, Modesto, Eureka and Redding), with a total population of 1.2 million people. We are in the process of planning network deployment and have not begun to provide service in these areas.
(2)	Source: Paul Kagan Associates, Inc. Wireless Telecom Atlas & Databook 2002.
(3)	Number of POPs per square mile as of December 31, 2001.

Distribution and Marketing

We offer our wireless services under the “metroPCS” brand both through indirect independent retail outlets and directly to our customers through company-operated retail stores. At May 31, 2004, our distribution outlets included approximately 1,370 indirect retailers and 50 MetroPCS retail locations. Our indirect distribution outlets include a range of local, regional and national mass market retailers and specialty stores. For 2003, approximately 76% of our gross customer additions were added through our indirect distribution outlets. We believe our mix of indirect and direct distribution provides us with the ability to reach the largest number of potential customers in our markets at a low relative cost. We plan to increase our number of indirect distribution outlets and company-operated stores.

We engage in local advertising in order to develop our brand and support our indirect and direct distribution channels. We primarily advertise through radio, cable and local print media. In addition, we believe we have benefited from a significant number of word-of-mouth customer referrals.

Customer Care, Billing and Support Systems

Our strategy of establishing and maintaining our leadership position as a low cost provider, while ensuring high customer satisfaction levels, has led us to pursue several outsourcing solutions to efficiently deliver quality service and support to our customers. We outsource some or all of the following back office and support functions to nationally recognized third-party providers:

•	Customer Care. Our call centers are staffed with professional and bilingual customer service personnel, who are available to assist our customers 24 hours a day, 365 days a year. We also provide automated voice response services to assist our customers with routine information requests. We believe providing quality customer service is an important element in overall customer satisfaction.

•	Billing. We utilize a third-party billing platform that enables us to bill and monitor payments from our customers. We offer our customers the option of receiving web-based and short messaging service-based bills as well as traditional paper bills through the mail. We believe our current billing arrangement will provide us with sufficient scale as our business continues to grow.

•	Payment Processing. Customers may pay by credit card, debit card, check or cash. We have over 1,000 locations where our customers who chose to pay cash for their monthly service can make their payments. Many of these locations also serve as distribution points for our services and are therefore conveniently located for our customers to make payments. In addition, customers may make payments at any of the more than 3,000 Western Union locations throughout our markets.

•	Logistics. We outsource the logistics associated with the shipping of handsets to our distribution channels.

Network Operations

We believe we were the first U.S. wireless carrier to have 100% of our customers on a CDMA 1XRTT network. We began to build out our network in 2001, shortly after other CDMA carriers began to upgrade their networks to 1XRTT. As a result, we were able to deploy our network with third generation capabilities at a fraction of the cost that was incurred by other carriers to deploy second generation CDMA networks. All of our handsets are CDMA 1XRTT compliant and as a result we receive the full capacity and quality benefits that CDMA 1XRTT provides across our entire network and customer base.

As of March 31, 2004, our network consisted of seven switches at five switching centers and 1,003 cell sites in operation. A switching center serves several purposes, including routing calls, managing call handoffs, managing access to the public telephone network and providing access to voicemail and other value-added services. Currently, all of our cell sites are co-located, meaning our equipment is located on leased facilities that are owned by third parties who retain the right to lease these facilities to other carriers as well. We utilize our switching centers’ capabilities for around-the-clock monitoring of our network base stations and switches.

Our switches connect to the public telephone network through fiber rings, which facilitate the first leg of origination and termination of traffic between our equipment and both local exchange and long distance carriers. We have negotiated interconnection agreements with our local exchange carriers.

We use third-party providers for long distance services and for backhaul services. Backhaul services are the telecommunications services that other carriers provide to carry our traffic from our cell sites to our switching facilities.

Network Technology

Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or “air interface protocols.” The FCC has not mandated a universal air interface protocol for wireless PCS systems. Rather, wireless PCS systems operate under one of three principal air interface protocols: code division multiple access, or CDMA; time division multiple access, or TDMA; or global system for mobile communications, or GSM. TDMA and GSM communications are both time division multiple access systems but are incompatible with each other. CDMA is incompatible with both GSM and TDMA systems. Accordingly, a customer of a system that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by a CDMA-based wireless carrier, unless the customer carries a dual- band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue applies to users of TDMA or GSM systems.

Our decision to use CDMA was based on several key advantages relative to other digital protocols, including the following:

Higher network capacity.    Cellular technology capitalizes on frequency reuse per cell site. CDMA has a reuse of one, meaning that every frequency channel can be used in each cell. TDMA and GSM have a frequency reuse of greater than one, meaning that every frequency channel cannot be reused in a cell. Therefore, CDMA uses the entire frequency in each cell rather than using only a fraction of such frequency as is typically the case with TDMA and GSM technologies. We believe, based on studies by CDMA handset manufacturers, that our implementation of CDMA digital technology will eventually provide system capacity that is approximately seven to ten times greater than that of analog technology and approximately three times greater than that of TDMA and GSM systems, resulting in significant operating and cost efficiencies. Additionally, we believe that CDMA technology provides network capacity and call quality that are superior to that of other wireless technologies.

Longer handset battery life.    TDMA and GSM system power control is less stringent by design than CDMA, whereas the power regulating nature of CDMA establishes a communication link with a customer handset at the lowest possible power level suitable for high-quality voice transmission. As a result, while a digital handset using any of the three technologies has a substantially longer battery life than an analog cellular handset, battery life in CDMA handsets can be proportionately extended to provide longer periods between recharges.

Fewer dropped calls.    CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer’s call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a hard hand-off and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations. This characteristic of CDMA results in fewer dropped calls compared to other technologies.

Simplified frequency planning.    Frequency planning is the process by which wireless service providers analyze and test alternative patterns of frequency use within their systems to minimize interference and maximize capacity. Currently, TDMA and GSM service providers spend considerable time and money on frequency planning because of the need to reuse frequencies to maximize capacity throughout a network. With CDMA technology, however, the same subset of allocated frequencies can be reused in every cell, substantially reducing the need for costly frequency planning.

Efficient migration path.    CDMA 1XRTT technology can be further upgraded, easily and cost effectively, for enhanced voice and data capabilities. The relatively low incremental investment in each step along the migration path is an advantage of this technology. Additional steps can be taken as demand for more robust data services or need for additional capacity develops at relatively modest capital investment levels. Handset compatibility is a primary objective of CDMA 2000, 1XRTT, IS-95A and IS-95B. Therefore, our 1XRTT system supports IS-95A, IS-95B and 1XRTT handsets.

Privacy and security.    CDMA uses coding to isolate users, whereas TDMA and GSM use time slots to isolate the users. Furthermore, CDMA uses a very long code extending over multiple days which requires accurate time and code phase knowledge to decode. Therefore, CDMA offers increased privacy and security.

Competition

We compete directly in each of our markets with other wireless providers and with wireline providers as a mobile alternative to traditional landline service. We believe that competition for subscribers among wireless communications providers is based primarily upon price, service area, services and features offered, call quality and customer service. Many of our competitors have substantially greater resources and larger market share than we have, which may affect our ability to compete successfully. Additionally, many of our competitors offer larger coverage areas or nationwide calling plans that do not require additional charges for roaming, and the competitive pressures of the wireless communications industry have caused other carriers to offer service plans with increasingly large bundles of minutes of use at increasingly low prices. These competitive plans could adversely affect our ability to maintain our pricing, market penetration and customer retention. Furthermore, the FCC may pursue policies designed to make available additional spectrum for the provision of wireless services in each of our markets, which may increase the number of wireless competitors we face and enhance the ability of our wireless competitors to offer additional plans and services.

We also compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. These technologies may have advantages over the technology we use and may ultimately be more attractive to customers. We may compete in the future with companies that offer new technologies and market other services that we do not offer. Some of our competitors do or may offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, energy companies, utility companies and cable operators are expanding their services to offer communications services.

Employees

As of March 31, 2004, we had 859 employees. We believe that our relationship with our employees is good. None of our employees is represented by an employee union.

Properties

We maintain our executive offices in Dallas, Texas, and regional offices in Alameda, California; Sunrise, Florida; Norcross, Georgia; and Folsom, California. We also operate 50 retail stores throughout our markets. All of our facilities are leased.

Legal Proceedings

From time to time, we are involved in litigation that we consider to be in the normal course of business. We are not party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

LEGISLATION AND GOVERNMENT REGULATIONS

The wireless communications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an effect on many aspects of this regulation. In addition, this regulation currently is the subject of administrative rulemakings and judicial proceedings that are significant to us.

Federal Regulation

The licensing, construction, modification, operation, ownership, sale and interconnection arrangements of wireless communications systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934, as amended, or the Communications Act. These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.

General Licensing Requirements

The FCC awarded PCS licenses for protected geographic service areas called major trading areas, or MTAs, and basic trading areas, or BTAs, which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks, known as the A and B blocks, licensed for each of the 51 MTAs, one 30 MHz block, known as the C block, licensed for each of the 493 BTAs, and three 10 MHz blocks, known as the D, E and F blocks, licensed for each of the 493 BTAs, for a total of more than 2,000 licenses. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS.

The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their service area within five years, and two-thirds of the population within ten years, of their initial license grants. All 10 MHz and 15 MHz block licensees must provide service to 25% of the service area within five years of their initial license grants, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements may be subject to forfeiture of the license. We have satisfied the initial five-year construction requirements for all of the PCS licenses we currently hold.

The FCC generally grants PCS licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional ten-year term. The FCC may revoke our licenses and may deny our license renewal applications for cause after appropriate notice and hearing. The FCC will award a renewal expectancy to us if we meet specific standards of past performance. If we receive a renewal expectancy, it is very likely that the FCC will renew our existing PCS licenses so that they will not become subject to competing applications. The FCC has not yet issued any renewal expectancies for PCS licensees, and has clarified only the basic requirements and process. To receive a renewal expectancy, we must show that we have provided substantial service during our past license term, and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines substantial service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license renewal period, subject to a comparative hearing, and the FCC may award the license for the subsequent term to another entity.

The FCC may deny applications for FCC authority, and in extreme cases revoke FCC licenses, if it finds that an entity lacks the requisite character qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. We believe there are no activities and no judicial or administrative proceedings in which we are involved that would warrant such a finding by the FCC.

The FCC also regulates a number of other aspects of the wireless business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and enhanced specialized mobile radio, or ESMR, services. Under this regulatory structure, all of our PCS licenses are classified as Commercial Mobile Radio Services, or CMRS, licenses. The FCC regulates CMRS carriers as common carriers, and thus we are subject to many generally applicable common carrier requirements under the Communications Act and FCC rules and regulations. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.

The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by CMRS licensees, although the extent of lawful state regulation of such wireless local loop service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.

Until April 4, 2005, the FCC requires that a PCS licensee ensure that its operations do not cause interference to incumbent licensees that operate fixed microwave systems within the PCS licensee’s license area. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. We have fulfilled all of the relocation obligations (and related payments) we directly incurred in our PCS markets, and we have ongoing obligations of approximately $3.8 million that are payable to other carriers under cost sharing plans related to microwave relocation in our markets. The FCC allows “designated entities” to pay these shared relocation expenses over the same term as the applicable FCC license for the area. Each of these obligations has a ten-year term, with interest only payments through year six and principal payments commencing in year seven.

Ownership Restrictions

Pursuant to a Report and Order released in December 2001, as of January 1, 2003, the FCC no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest. The FCC now engages in a case-by-case review of transactions that would raise concerns similar to those that the CMRS spectrum cap was designed to address. By eliminating a hard cap in favor of the more flexible analysis, we believe the changes adopted by the FCC in the December 2001 Report and Order could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators.

The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. The Communications Act requires prior FCC approval for assignments or transfers of control of any license or construction permit, with limited exceptions. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any future requests for approval of assignments or transfer of control applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected.

The FCC allows broadband PCS licenses and service areas to be partitioned geographically or disaggregated by bandwidth, with each partitioned or disaggregated license covering a smaller service area and/or less spectrum. Any such partitioning or disaggregation is subject to FCC approval, which cannot be guaranteed. In addition, on May 15, 2003, the FCC adopted a Report and Order to facilitate the development of a secondary market for unused or underused wireless spectrum by imposing less restrictive standards for the transfer and lease of spectrum to third parties. The availability of these options provides us with a flexible alternative to obtain additional spectrum or dispose of excess spectrum, subject to FCC approval and applicable FCC conditions. These alternatives also are available as a means for our competitors to obtain additional spectrum or for new competitors to enter our markets.

FCC rules establish specific ownership requirements for PCS licenses obtained in the C and F block auctions, which are known as the entrepreneur’s block auctions. Our licenses were obtained in the C block auction and thus are subject to these requirements. For the C block auction in which we acquired our licenses, the FCC’s rules permitted entities to exclude the gross revenues and assets of an entity’s non-attributable investors in determining eligibility as a “designated entity” and small business, so long as the licensee employed one of two control group structural options. We elected to meet the 25% control group structural option, which requires that, for the first ten years of the initial license term (which for us will end on January 27, 2007), a licensee have an established group of investors that meet the requirements set forth for the entrepreneur block auctions, hold at least 50.1% of the voting interests of the licensee, have actual and legal control of both the control group and the licensee, and elect or appoint a majority of the licensee’s board of directors. In addition, those qualifying investors are required to hold a percentage of the equity: after the first three years of the license term (which for us ended January 27, 2000), the qualifying investors must collectively retain at least 10% of the equity interests in the licensee. The 10% equity interest may be held in the form of options, provided that these options are exercisable at any time, solely at the holder’s discretion, at an exercise price less than or equal to the current market valuation of the underlying shares at the time of the short-form auction application filing date or, for options issued later, the date such options were issued. Finally, under the 25% control group structural option, no investor or group of affiliated investors that is not in the control group may hold more that 25% of the licensee’s overall equity during the initial license term.

Although the ownership requirements applicable to our FCC licenses will expire on January 27, 2007, or the tenth anniversary of the date on which they were granted by the FCC, it is possible that we will acquire additional FCC licenses in the aftermarket that are subject to similar ownership restrictions. Depending on when such licenses were initially granted by the FCC, in order to be eligible to hold such licenses we could be required to continue to comply with the 25% control group structural option beyond January 27, 2007, unless the FCC has approved a different structural option for us.

Although the FCC terminated future application of its control group requirements in August 2000, allowing licensees to qualify as designated entities by meeting alternative controlling interests rules, the FCC held that existing licensees could continue to qualify under the rules in existence at the time they received their licenses. We met and continue to meet the 25% control group structural option. In order to meet the control group requirements, our certificate of incorporation provides that our Class A common stock, as a class, must constitute 50.1% of the aggregate voting power of all classes and series of our capital stock and elect or appoint a majority of our board of directors. In addition, our bylaws provide for restrictions on transfer relating to shares of our capital stock held by investors that are qualifying investors, and our certificate of incorporation includes redemption rights that allow us to redeem shares of our capital stock, as necessary, in order to ensure our continued compliance with the control group structural option rules for the purposes of C block license requirements.

FCC rules also allowed companies to qualify as a designated entity in the 1996 C Block auction where they met the FCC’s definition of a “Publicly Traded Corporation with Widely Dispersed Voting Power.” To qualify for this alternative structural option, a company had to demonstrate that no person or entity:

•	owned more than 15% of the company’s equity;

•	possessed, either directly or indirectly, the power to control the election of more than 15% of the members of the company’s board of directors; or

•	had de facto control over the company.

We intend to request approval from the FCC to adopt this alternative structure without financial penalty after the consummation of this offering. Prior to the consummation of this offering, our certificate of incorporation will be amended to allow us to redeem shares of our capital stock to ensure that we are eligible for this structure.

FCC rules impose specific restrictions on the voluntary assignments or transfers of control of C block licenses. During the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), assignments or transfers of control are permitted, but only to entities that meet specified qualifications, and if the original entity and the assignee or transferee have different entrepreneur or small business qualifications, the assignment or transfer may result in an obligation to make additional payments to the FCC. After the first five years of the initial license term (which for us ended January 27, 2002), voluntary assignments and transfers of control to entities not meeting the eligibility criteria for participation in the entrepreneurs’ block are permitted; however, if a license is being paid for in installments, as ours are, all unpaid principal and accrued interest on the license must be paid to the FCC as a condition of any assignment or transfer of control to a non-qualifying entity.

The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits foreign ownership of as much as 25% of our equity without the need for any action by the FCC. If the FCC determines that it is in the best interest of the general public, the FCC may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25% benchmark. The FCC generally permits, however, additional foreign ownership in excess of the statutory 25% benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. For investors from countries that are not members of the World Trade Organization, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment called “equivalent competitive opportunities” to United States entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25% benchmark. These restrictions could adversely affect our ability to attract additional equity financing. We have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock.

General Regulatory Obligations

The Communications Act and the FCC’s rules impose a number of requirements upon PCS licensees. These requirements, which are summarized below, could increase our costs of doing business.

We are obligated to pay annual regulatory fees and assessments to support the FCC’s regulation of the wireless industry, as well as fees necessary to support federal universal service programs, number portability, regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees.

The FCC has adopted requirements for CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages, and on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. In June 2002, the FCC extended the deadlines for meeting some of these requirements, specifically the Phase II capabilities whereby emergency service providers receive the 911 caller’s geographic location, until March 1, 2003 at the earliest (the actual date for implementing this capability in any given locale will be based on the readiness of public safety agencies to participate in E-911 services). We are currently constructing facilities to implement these capabilities in several markets, although we do not currently know whether we will be able to meet all of the requirements imposed by the FCC, whether some additional relief from these regulations will be required, or whether the FCC would grant such relief if we request that it do so. Absent a waiver, failure to comply with the FCC’s E-911 requirements could subject us to significant penalties. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for E-911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.

Federal law also requires PCS carriers to provide law enforcement agencies with capacity to support lawful wiretaps and technical capabilities for wiretaps. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.

Because the availability of telephone numbers is dwindling, the FCC has adopted number pooling rules that govern the way in which telephone numbers generally are allocated. At present, number pooling is only mandatory within the wireline rate centers in which we have drawn numbers and which are located in counties that are included in the top 100 MSAs as defined by the FCC’s rules. Our markets are partially or wholly contained within the top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.

In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, or the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under these local number portability rules, a CMRS carrier located in one of the top 100 MSAs must have the technology in place to allow its customers to port their telephone numbers when they switch to a new carrier. Outside of the top 100 MSAs, CMRS carriers that receive a request to allow end users to port their telephone numbers must be capable of doing so within six months after receiving the request or within six months of November 24, 2003, whichever is later. In addition, all CMRS carriers have been required since November 24, 2002 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements are likely to result in added capital expenditures for us to make necessary system changes.

FCC rules provide that all local exchange carriers must enter into mutual compensation arrangements with CMRS carriers for the exchange of local traffic, whereby each carrier compensates the other for local traffic that carrier terminates that originated on the other carrier’s network. Local traffic for purposes of the reciprocal compensation arrangement between local exchange carriers and CMRS carriers is defined as intra-MTA traffic, and thus the FCC’s reciprocal compensation rules apply to any local traffic originated by a CMRS carrier and terminated by a local exchange carrier within the same MTA and vice versa, even if such traffic is inter-exchange. While these rules provide that local exchange carriers may not charge CMRS carriers for facilities used by CMRS carriers to terminate local exchange carriers’ traffic, local exchange carriers may charge CMRS carriers for facilities used for transit purposes to carry CMRS carrier traffic to a third carrier. FCC rules provide that incumbent local exchange carriers must exchange local traffic with CMRS carriers at rates based on the FCC’s costing rules if the CMRS carrier so requests; such rates are set by state public utility commissions applying the FCC’s rules. Some competitive (non-incumbent) local exchange carriers have claimed a right under existing FCC rules to impose unilateral charges on CMRS carriers for the termination of such carriers’ traffic, based at above-cost rates, and have argued that they have no obligation to negotiate mutual compensation arrangements or to pay CMRS carriers for traffic transmitted indirectly over another carrier’s transit facilities. There are petitions for declaratory ruling pending at the FCC that these carriers’ positions and related practices are contrary to law and relevant FCC precedent. The FCC also is currently considering changes to local exchange carrier-CMRS interconnection and other so-called intercarrier compensation schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. We have generally been successful in negotiating arrangements with carriers with which we exchange traffic; however, our business could be adversely affected should the rates some carriers charge us for terminating our customers’ traffic ultimately prove to be higher than anticipated.

The FCC has adopted rules that require interstate communications carriers, including PCS carriers, to “make an equitable and non-discriminatory contribution” to a Universal Service Fund, or USF, that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments, as the FCC has required. The FCC recently initiated a rule making proceeding in which it solicits public comment on ways of reforming both the manner by which it assesses carrier contributions to the USF and the way in which carriers may recover their costs from customers. Effective April 1, 2003, the FCC prospectively forbade carriers from recovering from customers as USF charges their administrative costs associated with administering the universal service assessments that carriers are required to pay. The FCC’s new rules require that carriers’ USF recovery charges to customers may not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We are working diligently to comply with these new requirements. They may have an effect on our ability to recover our administrative costs for administering our participation in the program.

Wireless carriers may be designated as eligible telecommunications carriers, or ETCs, and may receive universal service support for providing service to customers that use wireless service in high cost areas. Other wireless carriers operating in states where we operate have obtained or applied for ETC status. Such other carriers’ receipt of universal service support funds may affect our competitive status in a particular market, by allowing our competitors to offer service at a lower rate. We are currently contemplating whether and where to apply for this designation in the various jurisdictions in which we provide wireless services to qualifying high cost areas. If such payments are made available to us, they would be an additional source of revenue to us that could be used to support the service we provide in the high cost areas.

PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or 800/888 numbers, so that PCS customers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.

FCC rules also impose restrictions on a telecommunications carrier’s use of customer proprietary network information, or CPNI, without prior customer approval, including restrictions on the use of information related to a customer’s location. We believe that our current marketing approach is consistent with FCC rules on CPNI, and do not foresee new costs or limitations on our existing practices as a result of FCC rules in that area.

Telecommunications carriers are required to make their services accessible to persons with disabilities and the FCC’s rules implementing these requirements are in effect. These rules generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC’s complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well. As a related matter, on July 10, 2003, the FCC adopted an order requiring digital wireless phone manufacturers and wireless service providers (including us) to take steps to ensure the availability of digital wireless phones that are compatible with hearing aids, which may increase our costs for handsets we sell.

The FCC has determined that interexchange, or long distance, service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Communications Act. Rate averaging requires us to average our intrastate long distance CMRS rates between rural and high cost areas and urban areas. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC’s rules have been vacated by the United States Court of Appeals for the District of Columbia Circuit, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how integration requirements apply to CMRS offerings, including single rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and we cannot assure you that the FCC will decline to impose these requirements on us.

Antenna structures used by us and other wireless providers are subject to the FCC’s rules implementing the National Environmental Policy Act and the National Historic Preservation Act. Under these rules, any structure that may significantly affect the human environment or that may affect historic properties may not be constructed until the wireless provider has filed an environmental assessment and obtained approval from the FCC. Processing of environmental assessments can delay construction of antenna facilities, particularly if the FCC determines that additional information is required or if there is community opposition. In addition, several environmental groups unsuccessfully have requested changes in the FCC’s environmental processing rules, challenged specific environmental assessments as inadequate to meet statutory requirements and sought to have the FCC conduct a comprehensive assessment of the environmental effects of antenna tower construction. On February 13, 2003, several of these groups filed a petition with the United States Court of Appeals for the District of Columbia Circuit seeking to force the FCC to modify its environmental processing rules to address issues under the Migratory Bird Treaty Act. Although the parties have filed briefs, there is no schedule for court action on this petition. On May 1, 2003, the FCC announced its intent to develop a strategic plan to address environmental and historic preservation issues, but the FCC did not indicate when it will take action to adopt or implement this plan.

State, Local and Other Regulation

The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. The FCC denied the petitions of eight states to continue their rate regulation authority, including authority over cellular operators. As a practical matter, we are free to establish rates and offer new products and service with a minimum of state regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction, primarily focusing upon prior approval of acquisitions and transfers of licenses and resolution of customer complaints. However, states may continue to regulate “other terms and conditions” of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices. The outcome of these proceedings is uncertain and could require us to change our marketing practices and ultimately increase state regulatory authority over the wireless industry. State and local governments are also permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications carriers, including PCS providers, so long as the compensation required is publicly disclosed by the government.

The location and construction of our PCS antennas and base stations and the towers we lease on which such antennas are located are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC’s environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.

We cannot assure you that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.

Future Regulation

From time to time, federal or state legislators propose legislation and federal or state regulators propose regulations that could affect us, either beneficially or adversely. We cannot assure you that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might affect our business adversely. Changes such as the allocation by the FCC of additional radio spectrum for services that compete with our business could affect our operating results adversely.

MANAGEMENT

Directors and Executive Officers

The executive officers and directors of MetroPCS, and their ages as of the date of this prospectus, are as follows:

Name	Age	Position	Class (Directors only)
Roger D. Linquist	65	President, Chief Executive Officer, Secretary and Chairman of the Board of Directors	Class A
Malcolm M. Lorang	70	Vice President and Chief Technical Officer	—
J. Lyle Patrick	51	Vice President and Chief Financial Officer	—
Dennis G. Spickler	53	Vice President of Business Development	—
Robert A. Young	53	Executive Vice President, Market Operations	—
J. Braxton Carter	45	Vice President of Corporate Operations	—
Herbert “Chip” Graves, IV	48	Vice President and General Manager, San Francisco	—
Albert S. Loverde	64	Vice President and General Manager, Georgia	—
Corey A. Linquist	42	Vice President and General Manager, Sacramento	—
Frank J. Bell	49	Vice President and General Manager, Florida	—
Phillip R. Terry	43	Vice President of Corporate Marketing	—
Michael N. Lavey	46	Vice President and Controller	—
W. Michael Barnes	62	Director	Class A
C. Boyden Gray	61	Director	Class A
Harry F. Hopper, III	50	Director	Common
Joseph T. McCullen, Jr.	69	Director	Class A
Arthur C. Patterson	60	Director	Common
John Sculley	65	Director	Class A
James F. Wade	48	Director	Common

Roger D. Linquist co-founded our company and has served as our President, Chief Executive Officer, Secretary and a director since our inception. In 1989, Mr. Linquist founded PageMart Wireless (now Metrocall), a U.S. paging company. He served as PageMart’s Chief Executive Officer from 1989 to 1993, and as Chairman from 1989 through March 1994, when he resigned to form MetroPCS, Inc. Prior to founding PageMart, Mr. Linquist was Chief Executive Officer of PacTel Personal Communications (which later became AirTouch) and of Communications Industries, covering the time period from 1982 to 1989. Prior to 1982, Mr. Linquist was a management consultant with McKinsey & Co. and held various management positions with Texas Instruments. Mr. Linquist served as a director of PageMart from June 1989 to September 1997, and was a founding director of the Cellular Telecommunications and Internet Association. Mr. Linquist was an executive officer of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997. Mr. Linquist is the father of Corey A. Linquist, our Vice President and General Manager, Sacramento, and the father-in-law of Phillip R. Terry, our Vice President of Corporate Marketing.

Malcolm M. Lorang co-founded our company and has served as our Vice President and Chief Technical Officer since our inception. Mr. Lorang has a broad background in radio frequency communications systems and systems engineering, most recently serving as Vice President of Engineering for PageMart Wireless from 1989 to 1994. Mr. Lorang has authored numerous patents, including patents in the radio frequency communications systems area, and was involved in the development and testing of military applications for spread spectrum technology upon which CDMA is based. Mr. Lorang’s experience includes positions with Magnavox Research Laboratories from 1957 to 1972, and Texas Instruments from 1972 to 1988 as a senior design engineer and member of its technical staff. Mr. Lorang was an executive officer of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

J. Lyle Patrick joined us as Vice President and Chief Financial Officer in May 2004. From 2001 until 2002, Mr. Patrick served as Vice President and Chief Financial Officer of Completel, an emerging telecommunications company headquartered in London. Prior to joining Completel, Mr. Patrick served at McLeodUSA Incorporated as Group Vice President and Chief Financial Officer from 1998 through 2001, and Executive Vice President-Telecom and Public Policy from 1997 until 1998. Subsequent to Mr. Patrick’s departure, McLeodUSA filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on January 31, 2002. From 1988 until its 1997 merger into McLeodUSA, Mr. Patrick served as Chief Financial Officer, Vice President and Controller of Consolidated Communications Inc. Mr. Patrick was a partner at the accounting firm of Arthur Andersen & Co. prior to joining Consolidated Communications.

Dennis G. Spickler became our Vice President of Business Development in March 2004. Previously, Mr. Spickler served as our Vice President of Finance and Chief Financial Officer from September 1996 through March 2004. Prior to joining our company, he served as Vice President, Chief Financial and Information Technology Officer for PrimeCo Personal Communications from its inception in March 1995 through September 1996. Prior to joining PrimeCo, Mr. Spickler served in various management positions for Bell Atlantic including Managing Director, Mergers and Acquisitions from April 1991 to March 1995, and Vice President, Financial Operations for Bell Atlantic TriCon Leasing from 1988 to 1991. Mr. Spickler also served as General Manager—External Reporting and Professional Accounting Matters for Bell Atlantic and prior to that was an Audit Manager for Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Spickler was an executive officer of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

Robert A. Young joined us as Executive Vice President, Market Operations in May 2001. Previously, Mr. Young served as President of the Great Lakes Area of Verizon Wireless from February 2001 until April 2001, and as President of Verizon Wireless Messaging Services (previously known as AirTouch Paging) from April 2000 until January 2001. Prior to joining Verizon Wireless, Mr. Young held various positions with PrimeCo Personal Communications, including Vice President—Customer Care from April 1998 until April 2000, President—Independent Region from October 1997 until October 1998, and Vice President/General Manager—Houston from May 1995 until September 1997. He also chaired PrimeCo’s Information Technology Steering Committee and was a member of its Senior Leadership Team.

J. Braxton Carter joined us as Vice President of Corporate Operations in February 2001. Prior to joining our company, Mr. Carter was Chief Financial Officer and Chief Operating Officer of PrimeCo PCS, the successor entity of PrimeCo Personal Communications formed in March 2000. He held various senior management positions with PrimeCo Personal Communications, including Chief Financial Officer and Controller, from 1996 until March 2000. Mr. Carter also has extensive senior management experience in the retail industry and spent 10 years in public accounting.

Herbert “Chip” Graves, IV joined us as Vice President and General Manager, San Francisco in March 2002. Prior to joining our company, Mr. Graves was employed by Sprint PCS, during which time he served as Area Vice President for Northern California from August 1998 until September 2000, and as Area Vice President for Southern California from September 2000 until March 2002.

Albert S. Loverde joined us as Vice President and General Manager, Georgia in July 1996. Prior to joining our company, Mr. Loverde served as Director of Engineering for PriCellular Wireless from February 1995 to

July 1996, as Director of Marketing at Haddcomm International from January 1995 to March 1995, and as Vice President and General Manager for Sterling Cellular from August 1990 to January 1995. Mr. Loverde also spent 25 years at Bell Laboratories in various positions. Mr. Loverde was an executive officer of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

Corey A. Linquist became our Regional Vice President and General Manager, Sacramento in January 2001. Previously, Mr. Linquist was Director of Strategic Planning for our company, a position he held since our inception in July 1994. Prior to joining us, Mr. Linquist served in a similar position at PageMart Wireless. Mr. Linquist is the son of Roger D. Linquist, our President, Chief Executive Officer, Secretary and Chairman of our Board of Directors.

Frank J. Bell joined us as Vice President and General Manager, Florida in June 2001. Prior to joining our company, Mr. Bell was Area Vice President of Florida for Sprint PCS from February 1998 to March 2001. During his 16 years in the wireless industry, Mr. Bell has held various senior management positions with Pactel/AirTouch Paging and Dial Page.

Phillip R. Terry became our Vice President of Corporate Marketing in December 2003. Previously, Mr. Terry served as our Staff Vice President for Product Management and Distribution Services from April 2002 to December 2003, and as our Director of Field Distribution from April 2001 to April 2002. Prior to joining us, Mr. Terry was employed by WebLink Wireless where he was the Corporate Director of Carrier Services from January 1998 to March 2001, Southwest Regional Vice President from January 1995 through December 1997 and Area Vice President for Dallas/Fort Worth from January 1990 through December 1994. Mr. Terry is the son-in-law of Roger D. Linquist, our President, Chief Executive Officer, Secretary and Chairman of our Board of Directors.

Michael N. Lavey joined us as Vice President and Controller in January 2004 and also served as Interim Chief Financial Officer from March 2004 until May 2004. Prior to joining our company, Mr. Lavey served from May 2002 to November 2003 as Vice President – Controller for VarTec Telecom, a nationwide provider of long distance and local telephone service. Previously, Mr. Lavey served as Vice President – Corporate Controller for Excel Communications from January 2000 until its acquisition by VarTec in April 2002. Prior to joining Excel, Mr. Lavey held various management positions with BancTec, including Vice President – Enterprise System Strategy from May 1996 to January 2000, Vice President and Controller – North American Operations from March 1995 to May 1996, and Treasurer from March 1994 to March 1995.

W. Michael Barnes, a director of our company since May 2004, held several positions at Rockwell International Corporation (now Rockwell Automation, Inc.) between 1968 and 2001, including Senior Vice President, Finance & Planning and Chief Financial Officer from 1991 through 2001. Mr. Barnes also serves as a director of Advanced Micro Devices, Inc.

C. Boyden Gray, a director of our company since January 1997, served as Counsel to President George Bush from 1989 to 1993. From 1981 to 1988, he served in many capacities, including Counsel to then-Vice President Bush. In addition to his service to President Bush, he has been a partner at the law firm of Wilmer Cutler Pickering LLP since 1976, providing advice on a range of regulatory matters with emphasis on telecommunications, antitrust, food and drug and environmental issues. He also serves as a director of four other privately held companies. Mr. Gray was a director of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

Harry F. Hopper, III, a director of our company since May 2001, has been a managing member of Columbia Capital or its affiliates since 1994. Columbia Capital is a venture capital firm with an investment focus on communications services, media, network infrastructure and software. Mr. Hopper is currently a member of the board of directors of Affinity Internet and was formerly a director of DSL.Net, Equinix and Pegasus Communications Inc. as well as a number of privately held companies.

Joseph T. McCullen, Jr., has been a director of our company since May 2001 and previously from December 1995 until November 2000. He has served as a Managing Director of McCullen Capital, a venture capital and advisory firm, since July 2001. He served as a Managing Director of Whitney & Co. from 1999 until 2001, and as a Managing Director of OneLiberty Ventures, a venture capital firm, from 1986 until 1999. Mr. McCullen also serves as a director of several privately held companies. Mr. McCullen’s public sector experience includes service as Assistant Secretary of the Navy from 1973 to 1977, and as Special Assistant to the President from 1971 to 1973. Mr. McCullen was a director of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

Arthur C. Patterson, a director of our company since its inception, is a founding General Partner of Accel Partners, a venture capital firm, which was established in 1983. Mr. Patterson also serves as a director of iPass, Actuate and several privately held companies. Mr. Patterson was a director of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

John Sculley, a director of our company since December 1995, has been a partner in Sculley Brothers, a private investment capital firm, since June 1994. Mr. Sculley also serves on the boards of directors of InPhonic and several privately held companies. Mr. Sculley was a director of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

James F. Wade, a director of our company since November 2000, has served as Managing Partner of M/C Venture Partners, a venture capital firm, since December 1998. Mr. Wade leads the investment process including determining sector focus, seeking out management teams, founding new companies and working with financial sources that provide debt and equity capital to grow companies. He currently serves on the boards of directors of Cavalier Telephone, City Signal Communications and New South Communications.

Board of Directors

Our certificate of incorporation provides for two classes of directors, those elected by holders of our Class A common stock and those elected by holders of our common stock. The certificate of incorporation provides for five Class A directors and a number of common directors determined as set forth in our bylaws. We currently have five Class A directors and three common directors. Each Class A director has one vote on each matter submitted to a vote of our board of directors, and each common director currently has one vote; provided, however, that if, at any time, our board of directors has more than four common directors, each common director shall individually have a fractional vote such that the common directors collectively have four votes. The designation of common directors and election of all directors is governed by the provisions of an amended and restated stockholders agreement. All of our directors have been elected pursuant to the terms of the stockholders agreement. See “Description of Capital Stock.”

Committees of the Board of Directors

Our board of directors has established four standing committees: an audit committee, a nominating and corporate governance committee, a compensation committee and a finance committee. Upon the consummation of this offering, the composition of each board committee will comply with the requirements of the Nasdaq National Market and the Sarbanes-Oxley Act of 2002.

Audit Committee. The members of our audit committee are Messrs. Joseph T. McCullen, Jr., W. Michael Barnes and Harry F. Hopper, III, each of whom has been affirmatively determined by our board of directors to be independent in accordance with applicable NASD and SEC rules and the independence requirements of our audit committee charter. Our board of directors has determined that Mr. Barnes is an “audit committee financial expert” as such term is defined in Item 401 of Regulation S-K. The responsibilities of the audit committee include:

•	overseeing, reviewing and evaluating our financial statements, the audits of our financial statements, our accounting and financial reporting processes, our disclosure controls and procedures and our internal control functions;

•	appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	pre-approving permissible non-audit services to be performed by our independent registered public accounting firm, if any, and the fees to be paid in connection therewith;

•	establishing and maintaining whistleblower procedures;

•	evaluating periodically our Code of Business Conduct and Ethics; and

•	conducting an annual self-evaluation.

Nominating and Corporate Governance Committee. The members of our nominating and corporate governance committee are Messrs. Arthur C. Patterson, James F. Wade and Harry F. Hopper, III, each of whom has been affirmatively determined by our board of directors to be independent in accordance with Nasdaq rules. The responsibilities of the nominating and corporate governance committee include:

•	assisting in the process of identifying, recruiting, evaluating and nominating candidates for membership on our board of directors and the committees thereof;

•	developing processes regarding the consideration of director candidates recommended by stockholders and stockholder communications with our board of directors; and

•	conducting an annual self-evaluation and assisting our board of directors and our other board committees in the conduct of their annual self-evaluations.

Compensation Committee. The members of our compensation committee are Messrs. Arthur C. Patterson, James F. Wade, Joseph T. McCullen, Jr. and Harry F. Hopper, III, each of whom has been affirmatively determined by our board of directors to be independent in accordance with Nasdaq rules. The responsibilities of the compensation committee include:

•	developing and reviewing general policy relating to compensation and benefits;

•	reviewing and making recommendations to our board of directors concerning the compensation and benefits of our chief executive officer and our directors;

•	overseeing our chief executive officer’s decisions concerning the performance and compensation of our other executive officers;

•	administering our stock option and employee benefit plans;

•	preparing an executive compensation report for publication in our annual proxy statement; and

•	conducting an annual self-evaluation.

Finance Committee. The members of our finance committee are Messrs. Arthur C. Patterson, James F. Wade and Harry F. Hopper, III. Each of these members has been determined by our board of directors to be independent as defined by NASD and SEC rules. The responsibilities of the finance committee include:

•	monitoring our present and future capital requirements and business opportunities;

•	overseeing, reviewing and evaluating our capital structure and our strategic planning and financial execution processes; and

•	making recommendations to our board regarding acquisitions, dispositions and our short and long-term operating plans.

Compensation of Directors

Non-employee directors receive an annual retainer of $15,000 and $1,500 per board or committee meeting attended in person and $750 per board or committee meeting attended telephonically. In lieu of these cash payments, directors may elect to receive that number of shares of common stock equal in value to the amount of the annual retainer and they may elect to receive that number of shares of common stock equal in value to two times the amount of the individual meeting fee. The chairmen of our finance, compensation and nominating and governance committees receive an annual retainer of $17,000 and the chairman of our audit committee receives an annual retainer of $20,000.

Our non-employee directors receive an initial option grant of 40,000 shares and all non-employee directors will receive an annual option grant of 10,000 shares if they remain in office on the date of each annual stockholders meeting. Such grants will vest ratably over three years. The chairmen of our finance, compensation and nominating and governance committees receive an initial option grant of 43,000 shares and will receive an annual option grant of 12,000 shares if they remain in office on the date of each annual stockholders meeting. Our audit committee chairman receives an initial option grant of 50,000 shares and will receive an annual option grant of 15,000 shares if he remains in office on the date of each annual stockholders meeting.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Messrs. Arthur C. Patterson, James F. Wade, Joseph T. McCullen, Jr. and Harry F. Hopper, III. None of these individuals has been at any time an officer or employee of our company. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liability under the Securities Act. Our certificate of incorporation provides that, under specific conditions, we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was our director, officer, employee or agent. We have also entered into separate indemnification agreements with each of our directors and executive officers under which we have agreed to indemnify, and to advance expenses to, each director and executive officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

We maintain director and officer liability insurance to insure each person who was, is, or will be our director or officer against specified losses and wrongful acts of such director or officer in his or her capacity as such, including breaches of duty and trust, neglect, error and misstatement. In accordance with the director and officer insurance policy, each insured party will be entitled to receive advances of specified defense costs.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

The following table sets forth the cash and non-cash compensation earned by, awarded to and paid to our “named executive officers,” who are our Chief Executive Officer and four other most highly compensated executive officers whose salary and bonus for the fiscal years ended December 31, 2003 were in excess of $100,000 for services rendered in all capacities to us for each such fiscal year:

Summary Compensation Table

Long-term Compensation
		Annual Compensation (1)		Number of Shares Underlying Stock Options (2)(3)
Name and Principal Position	Year	Salary	Bonus
Roger D. Linquist President, Chief Executive Officer, Secretary and Chairman of the Board	2003 2002	$331,293 313,125	$232,600 280,600	57,000 54,700
Robert A. Young Executive Vice President, Market Operations	2003 2002	270,669 258,750	153,600 116,607	37,500 —
Dennis G. Spickler Vice President of Business Development (4)	2003 2002	208,459 198,625	116,100 142,355	28,500 26,400
Frank J. Bell Vice President and General Manager, Florida	2003 2002	193,040 186,089	110,000 63,173	23,250 —
Herbert “Chip” Graves, IV Vice President and General Manager, San Francisco	2003 2002	216,073 191,478	80,000 —	— 55,000

(1)	Perquisites and other personal benefits, securities or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for each named executive officer.
(2)	Reflects the number of shares of common stock that each named executive officer may acquire upon the exercise of options granted under our 1995 stock option plan. See “—Equity Compensation Plans—1995 Stock Option Plan.”
(3)	To date, all options granted under the 1995 stock option plan have been immediately exercisable. Shares underlying such options, however, vest over time according to the vesting schedule for each particular option grant. Although all listed options are fully exercisable, not all shares underlying such options are fully vested. To the extent that an option holder has exercised options for unvested shares and such option holder’s service with us is terminated, our 1995 stock option plan provides that we may repurchase any or all such unvested shares at a price equal to the aggregate exercise price paid for such shares.
(4)	Mr. Spickler was appointed Vice President of Business Development in March 2004. Mr. Spickler served as our Vice President of Finance and Chief Financial Officer from September 1996 through March 2004.

Option Grants in Last Fiscal Year

The following table contains additional information concerning the stock option grants made to each of the named executive officers during the fiscal year ended December 31, 2003.

	Number of Securities Underlying Options Granted (1) (2)	Individual Grants		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)(4)
Name		% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share		0%	5%	10%
Roger D. Linquist	57,000	5.62%	$4.70	9/16/2013	$929,100	$1,681,887	$2,836,810
Robert A. Young	37,500	3.70	4.70	6/24/2013	611,250	1,106,505	1,866,322
Dennis G. Spickler	28,500	2.81	4.70	9/16/2013	464,550	840,943	1,418,405
Frank J. Bell	23,250	2.29	4.70	9/16/2013	378,975	686,033	1,157,120
Herbert “Chip” Graves, IV	—	—	—	—	—	—	—

(1)	Reflects the number of shares of common stock that each named executive officer may acquire upon the exercise of options granted under our 1995 stock option plan. See “—Equity Compensation Plans—1995 Stock Option Plan.”
(2)	To date, all options granted under our 1995 stock option plan have been immediately exercisable. Shares underlying such options, however, vest over time according to the vesting schedule for each particular option grant. Although all listed options are fully exercisable, not all shares underlying such options are fully vested. To the extent that an option holder has exercised options for unvested shares and such option holder’s service with us is terminated, our 1995 stock option plan provides that we may repurchase any or all such unvested shares at a price equal to the aggregate exercise price paid for such shares.
(3)	Based upon an initial fair market value equal to the initial public offering price.
(4)	Amounts represent hypothetical gains that could be achieved for the listed options if exercised immediately prior to the expiration date. The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation do not represent our estimates or projections of the future prices of our common stock. These amounts represent assumed rates of appreciation in the value of our common stock from the deemed fair market value for accounting purposes on the date of grant. Actual gains, if any, over stock option exercise prices are dependent on the actual fair market value of our common stock. The potential values reflected in this table may not be achieved. All amounts have been rounded to the nearest whole dollar.

Aggregated Option Exercises in 2003 and Fiscal Year-End Option Values

The following table sets forth information concerning options exercised during the last fiscal year and held as of December 31, 2003 by each of the named executive officers. To date, all shares acquired pursuant to the exercise of options have been fully vested on the date of exercise.

	Shares Acquired on Exercise	Value Realized (1)	Number of Shares Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003 (1)
			Exercisable (2)	Unexercisable (3)	Exercisable	Unexercisable
Roger D. Linquist	—	$—	4,198,450	—	$46,383,765	$—
Robert A. Young	—	—	162,500	—	1,088,750	—
Dennis G. Spickler	65,500	729,179	499,400	—	5,264,623	—
Frank J. Bell	—	—	83,250	—	557,775	—
Herbert “Chip” Graves, IV	—	—	55,000	—	368,500	—

(1)	Prior to this offering, there was no established trading market for any class of our capital stock. The fair market value of our common stock for accounting purposes, as determined by the administrator of our 1995 stock option plan pursuant to terms of the plan, was $10.40 per share as of December 31, 2003.
(2)	Reflects the number of shares of common stock that each named executive officer may acquire upon the exercise of options granted under our 1995 stock option plan. See “—Equity Compensation Plans—1995 Stock Option Plan.”
(3)	Although all listed options are fully exercisable, not all shares underlying such options are fully vested. To the extent that an option holder has exercised options for unvested shares and such option holder’s service with us is terminated, our 1995 stock option plan provides that we may repurchase any or all such unvested shares at a price equal to the aggregate exercise price paid for such shares. As of December 31, 2003, (i) 92,327 of Mr. Linquist’s option shares were unvested, (ii) 84,375 of Mr. Young’s option shares were unvested, (iii) 58,675 of Mr. Spickler’s option shares were unvested, (iv) 47,000 of Mr. Bell’s option shares were unvested, and (v) 30,937 of Mr. Graves’ option shares were unvested.

Equity Compensation Plans

1995 Stock Option Plan

Our second amended and restated 1995 stock option plan, which we refer to as our 1995 stock option plan, provides for the grant of options to acquire shares of our common stock. Incentive and nonqualified options may be granted to our employees, directors, consultants and other independent advisors. The maximum number of shares of common stock that may be issued under our 1995 stock option plan is currently 12,321,500 shares, subject to adjustments upon specified corporate events. In the discretion of the compensation committee, the exercise price for options granted prior to the consummation of this offering may be less than, equal to or greater than the fair market value of the underlying common stock on the option grant date. However, the exercise price for options granted after the consummation of this offering may not be less than the fair market value of the underlying common stock on the option grant date. Options shall have such exercise and other terms as may be established by the compensation committee, but may not be granted for terms greater than 15 years. Options granted may be exercisable for unvested shares of common stock which will vest in accordance with schedules established by the compensation committee of our board of directors. To the extent an option holder exercises options for unvested shares and such option holder’s service with us is terminated, we may repurchase any and all such unvested shares at a price equal to the aggregate exercise price paid for such shares. Our 1995 stock option plan also provides that the compensation committee may, with the consent of the affected option holders, reprice outstanding options or cancel and regrant options on such terms as it deems appropriate. Stockholder approval is also required for any repricing.

2004 Equity Incentive Compensation Plan

Our 2004 equity incentive compensation plan provides for the grant of incentive and nonqualified stock options, purchased stock, bonus stock, phantom stock, stock appreciation rights, restricted stock, performance awards and other stock or performance-based awards. Grants may be made to our employees, directors and consultants. The maximum number of shares of common stock that may be issued under our 2004 equity incentive compensation plan is currently 4,700,000 shares, subject to adjustments upon specified corporate events.

Stock Options.    The exercise price for options granted under our 2004 equity incentive compensation plan may not be less than the fair market value of the underlying common stock on the option grant date. Options shall have such exercise and other terms as may be established by the compensation committee, but may not be granted for terms greater than ten years. Options granted may be exercisable for unvested shares of common stock which will vest in accordance with schedules established by the compensation committee of our board of directors. To the extent an option holder exercises options for unvested shares and such option holder’s service with us is terminated, we may repurchase any and all such unvested shares at a price equal to the aggregate exercise price paid for such shares. The plan also provides that the compensation committee may, with the consent of the affected option holders, reprice outstanding options or cancel and regrant options on such terms as it deems appropriate. Stockholder approval is also required for any repricing.

Purchased Stock.    The plan provides that we may sell shares of our common stock to our employees, directors and consultants on such terms as the compensation committee may establish. The price per share of common stock to be purchased may be equal to or less than the fair market value of the common stock on the date of purchase.

Bonus Stock.    We may grant shares of bonus stock under the plan to our employees, directors and consultants for the performance of services by such individuals without additional consideration except as may be required by the compensation committee.

Stock Appreciation Rights.    The plan also provides that we may grant rights to receive, in either cash or shares of common stock, the excess of the fair market value of our common stock on the date of exercise over the grant price as determined by the compensation committee, which grant price shall not be less than the fair market value of the common stock on the date of grant. We refer to these rights as stock appreciation rights. The compensation committee shall determine at the date of grant the time or times at which and the circumstances under which a stock appreciation right may be exercised. The term of any stock appreciation right may not exceed ten years.

Phantom Stock.    Under the plan, we may grant rights to receive a specified number of shares of common stock, cash equal to the fair market value of a specified number of shares of common stock, or a combination thereof at the end of a specified deferral period. We refer to these rights as phantom stock awards. Such awards may be subject to the achievement of performance goals and specified restrictions, including a risk of forfeiture, which restrictions may lapse at the expiration of the deferral period or at earlier specified times. The term of any phantom stock award may not exceed ten years.

Restricted Stock Awards.    We may also grant awards in the form of restricted shares of our common stock. These awards are subject to such restrictions as the compensation committee may impose including forfeiture, transfer and repurchase restrictions. In no event may the term of any restricted stock award exceed ten years.

Performance Awards.    We may grant shares of our common stock, cash or a combination thereof to plan participants upon the attainment of certain performance goals measured over a period of not less than six months nor more than ten years. After the end of each performance period, the compensation committee will determine the amount, if any, of performance awards payable to each plan participant based upon the achievement of certain established business criteria.

Other Stock or Performance-Based Awards.    The plan also permits other stock or performance-based awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to our common stock (including units or securities convertible into shares of our common stock) or cash. The terms and conditions of any such awards will be determined by the compensation committee.

Employment Contracts and Change of Control Arrangements

We do not presently have any employment contracts in effect with any of our named executive officers.

Our equity compensation plans provide for the accelerated vesting of the shares of our common stock subject to outstanding options following specified change of control events.

RELATED PARTY TRANSACTIONS

Employment of Immediate Family Members

Corey A. Linquist, the son of our President, Chief Executive Officer, Secretary and Chairman of our Board of Directors, Roger D. Linquist, has served as our Regional Vice President and General Manager, Sacramento since January 2001, and as our Director of Strategic Planning from July 1994 until January 2001. In 2003, we paid Mr. Linquist a salary of $163,906 and a bonus of $70,000, and we granted Mr. Linquist options to purchase up to 19,750 shares of our common stock at an exercise price of $4.70 per share. Such options expire on October 30, 2013. In 2002, we paid Mr. Linquist a salary of $157,000 and a bonus of $55,292, and we granted Mr. Linquist options to purchase up to 17,850 shares of our common stock at an exercise price of $4.70 per share. Such options expire on July 1, 2012.

Todd C. Linquist, the son of our President, Chief Executive Officer, Secretary and Chairman of our Board of Directors, Roger D. Linquist, has served in several positions with us since July 1996, and most recently as our Director of Marketing. In 2003, we paid Mr. Linquist a salary of $99,748 and a bonus of $28,424, and we granted Mr. Linquist options to purchase up to 7,500 shares of our common stock at an exercise price of $4.70 per share. The options expire on October 30, 2013. In 2002, we paid Mr. Linquist a salary of $94,261 and a bonus of $22,437, and we granted Mr. Linquist options to purchase up to 6,850 shares of our common stock at an exercise price of $4.70 per share. The options expire on July 1, 2012.

Phillip R. Terry, the son-in-law of our President, Chief Executive Officer, Secretary and Chairman of our Board of Directors, Roger D. Linquist, has served as our Vice President of Corporate Marketing since December 2003, as our Staff Vice President for Product Management and Distribution Services from April 2002 until December 2003, and as our Director of Field Distribution from April 2001 until April 2002. In 2003, we paid Mr. Terry a salary of $140,759 and a bonus of $53,396, and we granted Mr. Terry options to purchase up to 11,000 shares of our common stock at an exercise price of $4.70 per share. Such options expire on June 14, 2013. In 2002, we paid Mr. Terry a salary of $132,622 and a bonus of $46,747.

Michael D. Loverde, the son of our Vice President and General Manager, Georgia, Albert S. Loverde, has served as our Director of Advertising and Public Relations for our Atlanta market since August 2001. In 2003, we paid Mr. Loverde a salary of $94,963 and a bonus of $20,000, and we granted Mr. Loverde options to purchase up to 3,500 shares of our common stock at an exercise price of $4.70 per share. Such options expire on October 30, 2013. In 2002, we paid Mr. Loverde a salary of $91,413 and a bonus of $9,894.

Ginger L. Loverde, the daughter-in-law of our Vice President and General Manager, Georgia, Albert S. Loverde, has served as our Customer Operations Specialist for our Atlanta market since February 2001. In 2003, we paid Ms. Loverde a salary of $55,839 and a bonus of $6,500. In 2002, we paid Ms. Loverde a salary of $53,750 and a bonus of $8,000.

Karen L. Albregts, the daughter of our Vice President and General Manager, Georgia, Albert S. Loverde, has served as our Radio Frequency Engineer for our Atlanta market since June 2002. In 2003, we paid Ms. Albregts a salary of $76,112 and a bonus of $5,000. In 2002, we paid Ms. Albregts a salary of $35,217, and we granted Ms. Albregts options to purchase up to 4,500 shares of our common stock at an exercise price of $4.70 per share. Such options expire on August 14, 2012.

Legal Services Performed by Wilmer Cutler Pickering LLP

One of our directors, C. Boyden Gray, has been a partner in the law firm of Wilmer Cutler Pickering LLP since 1976. Such firm regularly performs legal services for us. The aggregate amount of fees paid by us to Wilmer Cutler Pickering LLP was less than 5% of the law firm’s gross revenues for the year ended December 31, 2003.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of March 31, 2004 regarding the beneficial ownership of each class of our outstanding capital stock both before and after giving effect to this offering and the conversion of all outstanding shares of our Class B common stock and Series D preferred stock into common stock by:

•	each of our directors;

•	each named executive officer;

•	all of our directors and executive officers as a group;

•	each person known by us to beneficially own more than 5% of our outstanding shares of our Class A common stock or our common stock; and

•	the selling stockholders in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of each class of capital stock and shown as beneficially owned by them. The number of shares of common stock used to calculate each listed person’s percentage ownership of such class includes the shares of common stock underlying options, warrants or other convertible securities held by such person that are exercisable within 60 days of this offering. There are no currently outstanding options, warrants or other convertible securities exercisable for shares of Class A common stock. After giving effect to the conversion of our Class B common stock into common stock and our Series D preferred stock into common stock, there were 90 shares of Class A common stock and 82,798,683 shares of common stock outstanding as of March 31, 2004. The table below excludes shares of common stock to be issued in respect of unpaid dividends on our outstanding Series D preferred stock that have accumulated subsequent to March 31, 2004.

Other than as disclosed below, no selling stockholder holds or has held during the past three years any position, office or other material relationship with us.

						After the Offering
Name and Address of Beneficial Owner (1)	Class A		Common Stock Beneficially Owned Before the Offering		Common Stock to be Sold in the Offering	Common Stock Beneficially Owned		Total Shares Beneficially Owned		Voting Percentage
	Number	Percentage	Number	Percentage		Number	Percentage	Number	Percentage
Directors and Named Executive Officers:
Roger D. Linquist (2)	60	66.7%	5,959,506	7.3%			%		%	%
J. Lyle Patrick
Dennis G. Spickler (3)	—	—	691,668	*			%		%	%
Frank J. Bell (4)	—	—	90,594	*			%		%	%
Herbert “Chip” Graves, IV (5)	—	—	71,621	*			%		%	%
Robert A. Young (6)	—	—	186,052	*			%		%	%
C. Boyden Gray (7)	30	33.3%	269,370	*			%		%	%
John Sculley (8)	—	—	510,955	*			%		%	%
Joseph T. McCullen, Jr. (9)	—	—	208,488	*			%		%	%
Harry F. Hopper, III (10)	—	—	3,044,690	3.9%			%		%	%
Arthur C. Patterson (11)	—	—	15,316,426	19.6%			%		%	%
W. Michael Barnes.
All directors and executive officers as a group (17 persons)	90	100.0%	38,175,355	44.7%			%		%	%
Additional 5% and Selling Stockholders:							%		%	%
Accel Partners, et al (12)	—	—	15,226,126	19.5%			%		%	%
Battery Ventures III, L.P. (13)	—	—	3,880,770	5.0%			%		%	%
Chestnut Venture Partners LP (14)	—	—	233,837	*			%		%	%
Clarity Partners (15)	—	—	3,149,220	4.0%			%		%	%
Columbia Capital, et al (16)	—	—	3,044,690	3.9%			%		%	%
First Plaza Group Trust (17)	—	—	7,664,189	9.4%			%		%	%
INVESCO Investors (18)	—	––	2,594,893	3.3%			%		%	%
Los Angeles County Employee Retirement Association (19)	—	—	2,535,900	3.2%			%		%	%
M/C Venture Investors, L.L.C. (20)	—	—	1,079,043	1.1%			%		%	%
M/C Venture Partners IV, LP (21)	—	—	2,524,774	2.5%			%		%	%
M/C Venture Partners V, LP (22)	—	—	5,982,313	5.8%			%		%	%
Metro PCS Investors LLC (23)	—	—	3,150,623	4.0%			%		%	%
Mitsui & Co., Ltd. (24)	—	––	2,520,000	3.2%			%		%	%
Technology Ventures Associates III (25)	—	––	4,230,991	5.4%			%		%	%
Wachovia Capital Partners 2001, LLC (26)	—	—	2,954,389	3.8%			%		%	%
Whitney & Co. affiliated funds (27)	—	—	2,960,141	3.8%			%		%	%

*	Represents less than 1%

(1)	Unless otherwise indicated, the address of each person is c/o MetroPCS Communications, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231.
(2)	Includes 4,086,750 shares held in a family limited partnership, for which Mr. Linquist has sole voting and investment power and 4,198,450 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(3)	Includes 510,000 shares held in a family limited partnership, for which Mr. Spickler has sole voting and investment power and 499,400 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(4)	Includes 83,250 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(5)	Includes 55,000 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(6)	Includes 162,500 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(7)	Includes 161,970 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan. Also includes 33,840 shares of common stock issuable upon exercise of outstanding warrants.
(8)	Includes 161,970 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(9)	Includes 65,216 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan.
(10)	Mr. Hopper is affiliated with Columbia Capital Equity Partners III (QP) LP, Columbia Capital Equity Partners III (Cayman) LP, Columbia Capital Equity Partners III (AI) LP, Columbia Capital Investors III, LLC, and Columbia Capital Employee Investors III, LLC and may be deemed to be a member of a “group” (hereinafter referred to as Columbia Capital, et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Hopper disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in Columbia Capital, et al.
(11)	Includes 90,300 shares of common stock issuable upon exercise of options granted to Mr. Patterson under our 1995 stock option plan. In addition, Mr. Patterson is affiliated with Accel Internet Fund III, LP, Accel Investors ‘94 LP, Accel Investors ‘99 LP, Accel IV LP, Accel Keiretsu LP, Accel VII LP, ACP Family Partnership LP, Ellmore C. Patterson Partners, and Prosper Partners and may be deemed to be a member of a “group” (hereinafter referred to as Accel Partners, et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Patterson disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in Accel Partners, et al.
(12)	Accel Partners, et al (consisting of Accel Internet Fund III, LP (645,962 shares of common stock), Accel Investors ‘94 LP (370,860 shares of common stock), Accel Investors ‘99 LP (319,432 shares of common stock), Accel IV LP (9,180,000 shares of common stock), Accel Keiretsu LP (190,500 shares of common stock), Accel VII LP (2,583,927 shares of common stock), ACP Family Partnership LP (1,183,961 shares of common stock), Ellmore C. Patterson Partners (691,454 shares of common stock), and Prosper Partners (60,030 shares of common stock)) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Accel IV L.P. is a limited partnership in which Accel IV Associates L.P. is the sole general partner. Accel Keiretsu L.P. is a limited partnership in which Accel Partners & Co., Inc. is the sole general partner. Arthur C. Patterson and James R. Swartz are co-owners and officers of Accel Partners & Co., Inc., and James W. Breyer is an officer. Accel Investors ‘94 L.P. is a limited partnership in which Arthur C. Patterson, James R. Swartz, Paul H. Klingenstein, and James W. Breyer are the general partners. Accel VII L.P. is a limited partnership in which Accel VII Associates L.L.C. is the sole general partner. Accel Internet Fund III L.P. is a limited partnership in which Accel Internet Fund III Associates L.L.C. is the sole general partner. Ellmore C. Patterson Partners is a partnership in which Arthur C. Patterson is the sole general partner. Prosper Partners is a partnership for which Paul H. Klingenstien is Attorney in Fact. ACP Family Partnership L.P. is a limited partnership in which Arthur C. Patterson is the sole general partner. Each beneficial owner of the shares disclaims beneficial ownership except to the extent of their pecuniary interest therein. Accel’s address is 428 University Ave., Palo Alto, CA 94301.
(13)	Battery Partners III, L.P. is the general partner of Battery Ventures III, L.P. The general partners of Battery Partners III, L.P. are Richard D. Frisbie, Oliver D. Curme, Howard Anderson, Thomas J. Crotty, Kenneth P. Lawler and Todd A. Dagres, which individuals may be deemed to have shared beneficial ownership of these shares. Battery Ventures’ address is 20 William Street, Suite 200, Wellesley, MA 02481.
(14)	Includes 2,149 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan. Chestnut Venture Partners LP is a limited partnership, of which Chestnut Street Partners, Inc. is the general partner. Chestnut Street Partners, Inc. has sole voting and investment power with respect to the shares held by Chestnut Venture Partners LP. The address of Chestnut Venture Partners LP is 75 State Street, Boston, MA 02109.
(15)	Clarity Partners, LP, is a limited partnership controlled by Clarity GenPar, LLC, its general partner. Clarity GenPar, LLC, a limited liability company, has sole voting and investment power with respect to the shares held by Clarity Partners, LP. Clarity Partners’ address is 100 North Crescent Dr., Beverly Hills, CA 90210.
(16)	Columbia Capital, et al (consisting of Columbia Capital Equity Partners III (QP) LP (1,590,644 shares of common stock), Columbia Capital Equity Partners III (Cayman) LP (873,611 shares of common stock), Columbia Capital Equity Partners III (AI) LP (87,747 shares of common stock), Columbia Capital Investors III, LLC (392,635 shares of common stock), and Columbia Capital Employee Investors III, LLC (9,753 shares of common stock) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 90,300 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan. Mr. Hopper is a Managing Member of Columbia Capital III, L.L.C, the general partner of Columbia Capital Equity Partners III, L.P., which is the general partner of Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (Cayman), L.P., and Columbia Capital Investors III, L.L.C. and Columbia Capital Employee Investors III, L.L.C., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Hopper disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, therein. Columbia’s address is 201 North Union Street, Suite 300, Alexandria, VA 22314.
(17)	Kane & Co. holds these shares of common stock as nominee for First Plaza Group Trust. JP Morgan Chase Bank, is the trustee for First Plaza Group Trust, whose address is 767 Fifth Ave. New York, NY 10153.

(18)	INVESCO Private Capitol, Inc. is the full discretion investment advisor to a number of our stockholders, and has investment and voting power over the shares owned by such stockholders. These stockholders include (i) Citiventure Private Participation III Ltd., (ii) Michael A. Wall, (iii) KME Venture III L.P., (iv) Cheer Idyll Property Ltd., (v) Shirley Wong Shun Yee, (vi) Leckwith Property Ltd., (vii) Trendly Investments, and (viii) Evermore Corp. The INVESCO investment committee consists of Parag Saxena (a former director), Alessandro Piol, Howard Goldstein, Johnston Evans, Alan Kittner and Esfandior Lohresbpour. Each of Mr. Saxena, Piol, Goldstein, Evans, Kittner and Lohresbpour is affiliated with INVESCO, and each of Mr. Saxena, Piol, Goldstein, Evans, Kittner and Lohresbpour and INVESCO may be deemed to have voting and/or investment power with respect to the shares owned by such investors. INVESCO and each of Mr. Saxena, Piol, Goldstein, Evans, Kittner and Lohresbpour disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. INVESCO’s address is Parag Saxena, c/o INVESCO 1166 Avenue of the Americas-29th Fl, New York, NY 10036.
(19)	Includes 800,640 shares of common stock issuable upon exercise of outstanding warrants. The address of the Los Angeles County Employee Retirement Association is c/o Pathway Capital Management, 5 Park Plaza, Suite 300, Irvine, CA 92614.
(20)	Includes 9,927 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan. The address of M/C Venture Investors, L.L.C. is 75 State Street, Boston, MA 02109.
(21)	Includes 23,202 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan. M/C Venture Partners IV, L.P. is a limited partnership, of which M/C VP IV LLC is a general partner. M/C VP IV LLC has voting and investment power over the shares held by M/C Venture Partners IV, L.P. The address of M/C Venture Partners IV, L.P. is 75 State Street, Boston, MA 02109.
(22)	Includes 55,023 shares of common stock issuable upon exercise of options granted under our 1995 stock option plan. M/C Venture Partners V, L.P. is a limited partnership, of which M/C VP V LLC is the general partner. M/C VP V LLC has sole voting and investment power over the shares held by M/C Venture Partners V, L.P. The address of M/C Venture Partners V, L.P. is 75 State Street, Boston, MA 02109.
(23)	MetroPCS Investors, LLC is a single member limited liability company owned by PCG Tagi (Series E), LLC, PCG Tagi (Series E), LLC is controlled by GKW Unified Holdings, LLC, which is a member-managed limited liability company. The members of GKW Unified Holdings, LLC are Dr. Philip Levine, as trustee of the Winbro One Irrevocable 1998 Irrevocable Trust, the Winbro Two Irrevocable 1998 Trust and the Winbro Three Irrevocable 1998 Trust, and Gary and Karen Winrick. The address of MetroPCS Investors LLC is 1999 Avenue of the Stars, 39th Floor, Los Angeles, CA 90067.
(24)	Includes Mitsui & Co. (U.S.A.), Inc., an affiliate of Mitsui & Co., Ltd. Includes 120,000 shares of common stock issuable upon exercise of outstanding warrants. The address of Mitsui & Co. is 200 Park Avenue, New York, NY 10166.
(25)	Technology Venture Associates III, L.P. is a limited partnership in which Craig R. Stapleton is the sole General Partner. The address of Technology Ventures Associates III is 135 E. Putnam Ave., Greenwich CT 06830.
(26)	Wachovia Capital Partners 2001, LLC is a limited liability company in which Wachovia Investors, Inc. is the sole member and WCP Management Company 2001, LLC is its Manager. Scott B. Perper is Senior Vice President and Managing Partner of Wachovia Capital Partners 2001, LLC Managing Member and Senior Vice President of WCP Management Company 2001, LLC and Senior Vice President of Wachovia Investors Inc. The address of Wachovia Capital Partners is One First Union Center, 301 South College St., Charlotte, NC 28288.
(27)	Includes 2,765,072 shares of common stock held by Whitney V, L.P. and 195,069 shares of common stock held by J.H. Whitney IV, L.P. The general partner of Whitney V, L.P. is Whitney Equity Partners V, LLC, the managing members of which are Peter M. Castleman, Michael R. Stone, William Laverack, Jr. Daniel J. O’Brien, John C. Hockin, Steven E. Rodgers, Paul R. Vigano and Robert M. Williams, Jr. The general partner of J.H. Whitney IV, L.P. is J.H. Whitney Equity Partners IV, L.L.C., the managing members of which are Peter M. Castleman, Michael R. Stone, William Laverack, Jr., and Daniel J. O’Brien. The address of Whitney V, L.P. and J.H. Whitney IV, L.P. is 177 Broad Street, Stamford, CT 06901.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Notes

In September 2003, our wholly-owned subsidiary, MetroPCS, Inc., issued $150.0 million in aggregate principal amount of its 10¾% Senior Notes due 2011, which we refer to as our senior notes, pursuant to an indenture dated as of September 29, 2003. Our senior notes mature on October 1, 2011, and interest is payable on our senior notes on April 1 and October 1 of each year, commencing April 1, 2004. Our senior notes are guaranteed on a senior unsecured basis by all of the current and future domestic restricted subsidiaries of MetroPCS, Inc., other than certain immaterial subsidiaries. MetroPCS Communications, Inc. is not a guarantor of the senior notes.

MetroPCS, Inc. may, at its option, redeem some or all of the senior notes at any time on or after October 1, 2007, at specific redemption prices set forth in the indenture. In addition, prior to October 1, 2006, MetroPCS, Inc. may, at its option, redeem senior notes with the net proceeds of equity sales at a redemption price equal to 110.750% of the principal amount, plus accrued and unpaid interest; provided that, after the redemption, at least 65% of the initial aggregate principal amount of the senior notes remains outstanding.

If MetroPCS, Inc. or its restricted subsidiaries sell assets, MetroPCS, Inc. may be required to use the proceeds from such sale to offer to repurchase senior notes at a purchase price equal to 100% of the aggregate principal amount of senior notes repurchased, plus accrued and unpaid interest to the date of purchase. If MetroPCS, Inc. or its restricted subsidiaries experience a change of control, as such term is defined in the indenture, MetroPCS, Inc. may be required to offer to repurchase the senior notes at a purchase price equal to 101% of the aggregate principal amount of senior notes repurchased, plus accrued and unpaid interest to the date of purchase.

The indenture, among other things, restricts the ability of MetroPCS, Inc. and its restricted subsidiaries under certain conditions to:

•	incur additional indebtedness and, in the case of our restricted subsidiaries, issue preferred stock;

•	create liens on their assets;

•	pay dividends or make other restricted payments;

•	make investments;

•	enter into transactions with affiliates;

•	sell or make dispositions of assets;

•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to MetroPCS, Inc.;

•	engage in certain business activities; and

•	merge or consolidate.

FCC Notes

Fourteen of our wholly-owned license subsidiaries have executed separate promissory notes payable to the FCC in a principal amount equal to the adjusted price of that license subsidiary’s FCC license, as determined in accordance with our plan of reorganization under the United States Bankruptcy Code. Under the terms of a separate security agreement between the FCC and each license subsidiary, each FCC note is secured by a first priority security interest in the FCC license held by such license subsidiary. All of the FCC notes mature in January 2007, which is the expiration of the original ten-year term of our FCC licenses. The FCC notes bear interest at a rate of 6.5% per annum, and are payable in quarterly installments of principal and interest, until maturity, on January 31, April 30, July 31 and October 31 of each year.

Scheduled principal and interest payments under the FCC notes are approximately $4.0 million per quarter.

In the event that a license subsidiary fails to make an installment payment to the FCC when due or becomes unable to meet its other obligations under its FCC note or otherwise violates regulations applicable to holders of FCC licenses, the FCC could take a variety of remedial actions, including revocation of that subsidiary’s FCC license and acceleration of its FCC note. See “Risk Factors—Risks Related to Our Business” and “Legislation and Government Regulations.” The FCC notes and related security agreements do not contain cross-default or cross-collateral provisions and do not allow the FCC to revoke the FCC license, or accelerate the FCC note, of any non-defaulting license subsidiary.

As of March 31, 2004, the aggregate principal amount of the FCC notes was $43.5 million, which is recorded on our balance sheet net of a discount to reflect the fair market value of the obligations determined assuming a fair market borrowing rate at the time the FCC notes were issued. The resulting discount of $4.2 million is being amortized through maturity of the FCC notes. However, if the FCC notes are accelerated for any reason, including a default by us in any of our obligations with respect to the FCC notes, the full principal amount of the FCC notes, plus accrued interest, together with any late and/or administrative charge, would become due and payable.

Other Debt

As of March 31, 2004, we had ongoing obligations of approximately $3.8 million that are payable to other wireless carriers under cost-sharing plans related to microwave relocation in our markets. Each of these obligations has a ten-year term, with interest only payments through year six and principal payments commencing in year seven. See “Legislation and Government Regulations—General Licensing Requirements.”

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which may be obtained as described under “Available Information,” and by the provisions of applicable Delaware law. As used in this prospectus, the term “common stock” refers to shares of our capital stock of the same class as the shares offered by this prospectus and does not include Class A common stock.

Upon consummation of this offering, our authorized capital stock will consist of:

•	300,000,000 shares of common stock, par value $0.0001 per share;

•	300 shares of Class A common stock, par value $0.0001 per share; and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

Dual Class Voting Structure

Following this offering we will have two outstanding classes of capital stock. One class will be common stock, which is the class we are issuing in this offering. The other class of our capital stock will be our existing Class A common stock. MetroPCS, Inc. issued Class A common stock in 1995 in order to bid in the FCC’s 1996 C Block PCS spectrum auction, which was limited to “designated entities,” and we have maintained this capital structure so as to continue to qualify as a designated entity. Qualifying as a designated entity also allowed MetroPCS, Inc. to obtain favorable financing terms for the FCC licenses, including the right to pay for the licenses in installments over the ten-year initial term of the licenses. Under the FCC’s rules applicable to the 1996 C Block auction, a “designated entity” is an entity that, together with its affiliates and persons or entities that hold attributable interests in the entity and their affiliates, had gross revenues of less than $125.0 million in each of the preceding two years and total assets of less than $500.0 million at the time they applied to compete in the auction.

In order to avoid attribution of the gross revenues and assets of certain investors, the FCC’s rules in place at the time of the 1996 C Block auction permitted licensees to identify a “control group” composed of individuals or entities whose interests would be deemed the only “attributable” interests in, and whose assets and revenues would be the only assets and revenues attributed to the licensee. Under these rules, for the remaining three years of the initial term of our FCC licenses, our control group must exercise de facto control over MetroPCS, must control or appoint the majority of the board of directors, must own at least 10% of our overall equity on a fully-diluted basis and must retain at least 50.1% of the voting control over MetroPCS. In addition, for the remaining three years of the initial term of our FCC licenses, no investor or group of affiliated investors that is not in our control group may hold more than 25% of our overall equity. Maintaining our status as a designated entity is important in order to maintain favorable terms for our FCC licenses. Although FCC rules now allow our FCC licenses to be held by a non-designated entity, that could result in the immediate loss of the right to pay for the licenses in installments and the immediate obligation to pay the outstanding balance of all amounts owed to the FCC. In addition, although the ownership requirements applicable to our FCC licenses will expire on January 27, 2007, or the tenth anniversary of the date on which they were granted by the FCC, it is possible that we will acquire additional FCC licenses in the future that are subject to similar ownership restrictions. Depending on when such licenses were initially granted by the FCC, in order to be eligible to hold such licenses we could be required to continue to comply with the 25% control group structural option beyond January 27, 2007, unless the FCC has approved a different structural option for us.

The holders of our Class A common stock currently hold 50.1% of our equity voting rights by virtue of their Class A common stock holdings, and those holders will retain such voting control immediately following this offering. We believe, however, that following this offering we may be able to qualify as a designated entity using an alternative to the control group described above, which would allow us to eliminate the supervoting Class A common stock. Under the proposed alternative qualifying structure, which was available to applicants in the 1996 C Block auction that were publicly traded corporations, no person or entity would be permitted to:

•	own more than 15% of our equity;

•	possess, either directly or indirectly, the power to control the election of more than 15% of the members of our board of directors; or

•	have de facto control over us.

Under this proposed alternative structure, which we refer to as the publicly traded corporation structure, the existing control group restrictions would no longer be necessary or possible. Accordingly, after this offering, we intend to petition the FCC to allow us to convert to this alternative structure and to convert our Class A common stock into common stock, with one vote per share, while retaining our designated entity status. We believe that we will be successful in obtaining this approval from the FCC, which will allow us to convert to a single class of equity securities, within a period of approximately nine months following the consummation of this offering. However, we cannot assure you that the FCC will grant this request in a timely fashion or at all. Absent more rapid FCC approval for the conversion of our Class A common stock into common stock, each share of Class A common stock will automatically convert into one share of common stock on January 27, 2007 (the tenth anniversary of the grant of our FCC licenses by the FCC, at which point the designated entity requirement expires on its own terms), though such conversion shall not be permitted if the effects thereof on stock ownership levels would violate FCC ownership restrictions in place at that time.

Common Stock and Class A Common Stock

General

After giving effect to the conversion of our Class B common stock into common stock and our Series D preferred stock into common stock, there were 90 shares of Class A common stock and 82,798,683 shares of common stock outstanding as of March 31, 2004.

Roger D. Linquist, who holds 60 shares of Class A common stock, and C. Boyden Gray, who holds 30 shares of Class A common stock, are the only two record holders of our Class A common stock. As of March 31, 2004, there were          record holders of our common stock.

Subject to the rights of holders of all outstanding classes of stock having prior rights as to dividends, the holders of common stock and Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of our corporate assets legally available for distribution.

Subject to the rights of holders of all outstanding classes of stock having prior rights as to distributions, in the event of the liquidation, dissolution or winding up of our company, the holders of common stock and Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Prior to the consummation of this offering, there was no established trading market for any class of our capital stock.

Voting Rights and Board Representation

Our certificate of incorporation provides that the holders of our Class A common stock have the right to vote on every matter submitted to a vote of our stockholders other than any matter on which only the holders of one or more classes or series of capital stock other than Class A common stock are entitled to vote separately as a class. Similarly, the holders of our common stock have the right to vote on every matter submitted to a vote of our stockholders other than any matter on which only the holders of one or more classes or series of capital stock other than common stock are entitled to vote separately as a class.

Holders of the common stock offered in this prospectus will have one vote per share. However, with respect to all matters submitted to a vote of stockholders for which a separate class vote is not required, the Class A stockholders have, collectively, votes equal to 50.1% of the aggregate voting power of all shares entitled to vote, and the holders of common stock have, collectively, votes equal to 49.9% of the aggregate voting power of all shares entitled to vote.

The holders of Class A common stock are entitled to a separate class vote to elect five members of our board of directors. The holders of common stock are entitled to a separate class vote to elect a number of members of our board of directors as shall be fixed by, or in the manner provided in, our bylaws (currently four members). Each Class A director has one vote on each matter submitted to a vote of our board of directors, and each common director currently has one vote; provided, however, that if, at any time, our board of directors has more than four common directors, each common director will individually have a fractional vote such that the common directors collectively have four votes.

Conversion

Each share of Class A common stock will automatically convert into one share of common stock on January 27, 2007 (the tenth anniversary of the grant of our PCS licenses by the FCC) or such earlier date as may be determined by our board of directors. Any conversion described in the preceding sentence will not be permitted if the effects thereof on stock ownership levels would violate FCC ownership restrictions. The common stock has no conversion rights.

Our certificate of incorporation provides that immediately upon the conversion of all issued and outstanding shares of Class A common stock into common stock, the Class A common stock shall cease to be a part of our authorized capital stock.

Redemption

If a holder of common stock acquires additional shares of common stock or otherwise is attributed with ownership of such shares that would cause us to violate FCC ownership restrictions, or FCC requirements necessary to retain our status as a designated entity using the 25% control group structure (or the publicly traded corporation structure if we are authorized by the FCC to adopt that alternative structure), we may, at the option of our board of directors, redeem shares of common stock sufficient to eliminate the violation (or to allow us to comply with the alternative structure). In the event of a violation of the FCC’s foreign ownership restrictions, we must first redeem the stock of the foreign stockholder that most recently purchased its first shares of our stock.

The redemption price will be a price mutually determined by us and our stockholders, but if no agreement can be reached, the redemption price will be either:

•	75% of the fair market value of the common stock being redeemed, if the holder caused the FCC violation; or

•	100% of the fair market value of the common stock being redeemed, if the FCC violation was caused by no fault of the holder.

For a discussion of the FCC’s ownership restrictions, please see “Legislation and Government Regulations—Ownership Restrictions.”

Warrants to Purchase Common Stock

Between December 1995 and October 1999, we issued warrants to certain investors, members of management and other individuals in conjunction with sales of stock and in exchange for outside consulting services. As of March 31, 2004, warrants to purchase 3,137,460 shares of common stock, at a weighted average exercise price of $0.2304, remained outstanding. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares of common stock issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reclassifications, combinations and other dilutive events.

Preferred Stock

Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of common stock, without further vote or action by the stockholders. After giving effect to the conversion of our Series D preferred stock into common stock in connection with this offering, we will have no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Stockholders Agreement

We and the current holders of our common stock and our Class A common stock are parties to an amended and restated stockholders agreement.

Election of Board of Directors

Pursuant to the terms of our stockholders agreement and our certificate of incorporation, the Class A stockholders are entitled to elect five members of the board of directors and the common stockholders are entitled to elect four members of the board of directors. Also, on any issue presented to the board of directors, our stockholders agreement, certificate of incorporation and bylaws provide that each Class A director has one vote, and each common director currently has one vote; provided, however, that if, at any time, our board of directors has more than four common directors, each common director will individually have a fractional vote such that the common directors collectively have four votes.

Our stockholders agreement provides that, of the five Class A directors, Roger D. Linquist is entitled to designate two directors, C. Boyden Gray is entitled to designate one director, and Messrs. Linquist and Gray, together, are entitled to designate two directors. The Class A stockholders have agreed to vote all of their shares of Class A common stock for such designees. In addition, pursuant to the terms of our stockholders agreement, of the four common directors, Accel Partners is entitled to designate one director, M/C Venture Partners is entitled to designate one director, and the common stockholders who formerly held shares of Series D preferred stock are entitled to designate one director. The common stockholders that are parties to our stockholders agreement have agreed to vote all of their shares of common stock for such designees.

The fourth common director shall be nominated in accordance with the applicable provisions of Delaware law, our certificate of incorporation and our bylaws. The right of each of Accel Partners and M/C Venture Partners to designate one director shall terminate when and if such stockholder ceases to own:

•	Series D preferred stock or common stock that is equal to at least 4% of our fully-diluted equity; or

•	at least 50% of the total shares of Series D preferred stock initially purchased by such stockholder (or the common stock issued upon conversion of such Series D preferred stock).

According to our stockholders agreement, under specific conditions, our board of directors and the stockholders who are parties to that agreement must use their reasonable best efforts to amend our corporate governance documents to provide for the Class A stockholders and the common stockholders to vote on a one vote per share basis, and the reduction of the number of directors elected by the Class A stockholders as a class from five to two directors, with these two directors being designated one by Roger D. Linquist and a second by C. Boyden Gray. The agreement requires reasonable best efforts to effect these amendments upon the occurrence of both of the following events:

•	our receipt of a legal opinion from regulatory counsel of nationally recognized standing to the effect that the FCC requirements for eligibility as a designated entity are no longer applicable to us and that the voting rights of the Class A common stock and the common stock can be modified in a manner that eliminates the special voting rights of the Class A common stock and such modification is permitted under the applicable FCC rules, regulations or policies; and

•	the approval by our board of directors (including those directors designated by Accel Partners and M/C Venture Partners) of such modification of the voting rights to eliminate such special voting rights.

Also, if these amendments have not been effected by January 27, 2007 (ten years following the initial grant to us of a PCS license), then our board of directors and the stockholder parties to the agreement must use their reasonable best efforts to make these amendments.

Registration Rights

After this offering, the stockholder parties to our stockholders agreement, who will collectively hold 70,798,683 shares of common stock, will be entitled to certain rights with respect to the registration of the sale of such shares under the Securities Act. Under the terms of the stockholders agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares in the registration. Stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration. Further, these stockholders may require us to file additional registration statements on Form S-3 at our expense. These rights are subject to certain conditions and limitations, among them the rights of underwriters to limit the number of shares included in such registration.

Anti-takeover Effects of Delaware Law

We are a Delaware corporation and are subject to Delaware law, which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the person became an interested stockholder, unless:

•	before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

•	at or after such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person:

•	who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock; or

•	who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation’s outstanding voting stock within three years.

The provisions of Delaware law described above would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of MetroPCS, even though such an attempt might be beneficial to us and our stockholders.

Our certificate of incorporation also:

•	eliminates the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by Delaware law; and

•	indemnifies directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary.

We believe that these provisions are necessary to attract and retain qualified directors and officers.

We have also entered into separate indemnification agreements with each of our directors and executive officers under which we have agreed to indemnify, and to advance expenses to, each director and executive officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

Our certificate of incorporation provides for two classes of directors, those elected by holders of our Class A common stock and those elected by holders of our common stock. The classification of our board of directors could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us. However, we believe that this feature of our certificate of incorporation will help to assure the continuity and stability of our business strategies and policies as determined by the board of directors. See “Description of Capital Stock—Dual Class Voting Structure.”

Our certificate of incorporation also provides that if at any time the Class A stockholders cease to beneficially own shares having the right to cast at least 50.1% of the aggregate votes on each matter submitted to a vote of our stockholders (other than any matter on which only the holders of one or more other classes or series of our capital stock are entitled to a separate class vote), then:

•	our stockholders may adopt, alter, amend or repeal our bylaws or make new bylaws solely upon the affirmative vote of the holders of shares having at least two-thirds of the aggregate votes underlying all outstanding shares of our capital stock; and

•	our stockholders may not take action by written consent without a meeting but must take any such actions at a duly called annual or special meeting.

The provisions of our certificate of incorporation relating to the matters described above in this “Description of Capital Stock” section may not be amended or repealed without:

•	the affirmative vote of at least two-thirds of the directors then serving; and

•	either:

•	the affirmative vote of the holders of shares having at least a majority of the aggregate votes underlying the outstanding shares of capital stock then entitled to vote (for so long as the Class A stockholders continue to beneficially own shares having the right to cast at least 50.1% of the aggregate votes on each matter submitted to a vote of our stockholders (other than any matter on which only the holders of one or more other classes or series of our capital stock are entitled to a separate class vote)); or

•	the affirmative vote of the holders of shares having at least two-thirds of the aggregate votes underlying the outstanding shares of capital stock then entitled to vote (if at any time the Class A stockholders cease to beneficially own shares having the right to cast at least 50.1% of the aggregate votes on each matter submitted to a vote of our stockholders (other than any matter on which only the holders of one or more other classes or series of our capital stock are entitled to a separate class vote)).

Our bylaws also require that any stockholder proposals to be considered at an annual meeting of stockholders must be delivered to us not less than 20 nor more than 60 days prior to the meeting. In addition, in the notice of any such proposal, the proposing stockholder must state the proposals, the reasons for the proposal, the stockholder’s name and address, the class and number of shares held by such stockholder and any material interest of the stockholder in the proposals. There are additional informational requirements in connection with a proposal concerning a nominee for the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC, and its telephone number is (201) 373-7198.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a stockholder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, (or the IRS) all as in effect as of the date of this prospectus. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those discussed below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in this discussion, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this discussion does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a stockholder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A stockholder that is a partnership, and partners in such partnership, are encouraged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or other trusts considered U.S. persons for U.S. federal income tax purposes.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Dividends

If distributions are paid on shares of our common stock, these distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, the dividend will not be subject to any withholding tax (provided specific certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate stockholder under certain circumstances also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” or “USRPHC” for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will be treated as United States real property interests, in general, only with respect to a non-U.S. holder that holds more than 5% of such regularly traded common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate stockholders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

The United States generally imposes a backup withholding tax on dividends and specific other types of payments to certain non-corporate holders who fail to comply with specific information requirements. Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the stockholder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the stockholder is a U.S. person.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person under penalties of perjury and such broker does not have actual knowledge, or reason to know, that the stockholder is a U.S. person or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining an exemption from, backup withholding under current Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for any class of our capital stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our capital stock, including shares of our outstanding stock and shares of our stock issued upon exercise of outstanding options, in the public market after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon the closing of this offering, we will have outstanding 90 shares of Class A common stock and 94,798,683 shares of common stock, in each case, based upon our shares outstanding as of March 31, 2004, and after giving effect to the conversion of all shares of our Class B common stock and Series D preferred stock. See “Description of Capital Stock.”

Of these shares, the 24,000,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act, and an additional              shares will be freely tradable pursuant to Rule 144(k) under the Securities Act.

The shares of Class A common stock and the remaining      shares of common stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 promulgated under the Securities Act. Beginning 90 days after the date of this prospectus,          of the remaining shares of common stock will be eligible for sale in the public market pursuant to Rule 144, subject to certain volume limitations.

Substantially all of the shares of our capital stock, other than the shares of our common stock to be sold in this offering, are subject to lock-up agreements. Under these agreements, holders of these shares have agreed not to sell or otherwise dispose of their shares of capital stock or any securities convertible into or exchangeable for shares of capital stock for a period of 180 days after the date of this prospectus, subject to certain exceptions, including providing for transfers to family members, affiliates, trusts and investment funds and the conversion of Class A common stock to common stock upon FCC approval.

Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have advised us that they will determine to release shares subject to lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release on the price of our common stock, the number of shares requested to be released and the requesting party’s reason for making the request. Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have also agreed to waive the lock-up arrangements to the extent necessary to permit the selling stockholders to sell the shares being offered by them. See “Underwriting.”

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1.0% of the number of then outstanding shares of common stock, which will equal approximately shares after the consummation of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Approximately      shares of our common stock will become available for sale, subject to the volume limitations of Rule 144, after the expiration of the lock-up period. The remaining shares of our common stock will become available for sale, subject to the volume limitation of Rule 144, at various times after the expiration of the lock-up period and upon expiration of the one-year holding periods required by Rule 144.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about us. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2004, 997,521 shares of our common stock had been issued to some of our employees in reliance on Rule 701.

Registration Rights

After this offering, the stockholder parties to our stockholders agreement, who will collectively hold 70,860,450 shares of common stock, will be entitled to certain rights with respect to the registration of the sale of such shares under the Securities Act. Under the terms of the stockholders agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares in the registration. Stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration. Further, these stockholders may require us to file additional registration statements on Form S-3 at our expense. These rights are subject to certain conditions and limitations, among them the exclusion from registration of any shares that could be sold pursuant to Rule 144(k) as well as the rights of underwriters to limit the number of shares included in such registration.

By exercising their registration rights and causing a large number of shares to be sold in the public market, these holders could cause the market price of our common stock to decline. See “Description of Capital Stock—Stockholders’ Agreement.”

Options and Warrants

In addition to the shares of our common stock and Class A common stock outstanding immediately after this offering, as of March 31, 2004, there were outstanding options to purchase 10,574,475 shares of our common stock and outstanding warrants to purchase 3,137,460 shares of common stock. An additional 5,449,505 shares of common stock have been reserved for issuance pursuant to our equity compensation plans.

As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our equity compensation plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

UNDERWRITING

We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, J.P. Morgan Securities Inc. and Thomas Weisel Partners LLC, as representatives of the several underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC

Total	24,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. Certain underwriters may allocate a limited number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, information contained on any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not be endorsed by us or any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied on by prospective investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in internet websites that they do not maintain.

In addition, the underwriters may send prospectuses via email as a courtesy to certain of their customers to whom they are concurrently sending a prospectus hard copy.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of

$         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to MetroPCS	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of this offering, excluding the underwriting discount and commissions and related fees, are estimated at $2.5 million and are payable by us.

Over-allotment Option

We and the selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 3,600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

No Sales of Similar Securities

We, each of our officers and directors and holders of substantially all of our common stock, have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals have agreed not to:

•	directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any common stock; or

•	establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any common stock, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of common stock, whether or not such transaction is to be settled by delivery of common stock, other securities, cash or other consideration.

This lock-up provision applies to common stock, any other equity security of MetroPCS or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security. Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may waive this lock-up without public notice. This lockup provision does not limit our ability to grant options to purchase common stock or issue common stock upon the exercise of options or otherwise under our equity compensation plans.

At our request, the underwriters have reserved up to                  of the shares of common stock being offered by this prospectus for sale to our directors, officers and employees and particular other individuals designated by us at the initial public offering price. Shares purchased through this directed share program may be subject to a 180-day lock-up restriction substantially similar to the lock-up restriction described above. Any purchases of the reserved shares will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Quotation on the Nasdaq National Market

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “MPCS.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, Bear, Stearns & Co. Inc. and certain of its employees own, in the aggregate, less than 1% of our common stock.

Pricing of this Offering

Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock will be determined by negotiations between us and the representatives of the underwriters.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

NOTICE TO FOREIGN INVESTORS

The Communications Act of 1934 includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. For a discussion of these and other FCC ownership restrictions, please see “Legislation and Government Regulations—Ownership Restrictions.”

If a holder of our common stock acquires additional shares of common stock or otherwise is attributed with ownership of such shares that would cause us to violate FCC ownership restrictions, we may, at the option of our board of directors, redeem shares of common stock sufficient to eliminate the violation. In the event of a violation of the FCC’s foreign ownership restrictions, we must first redeem the stock of the foreign stockholder which most recently purchased its first shares of our stock. For a discussion of the redemption features of our common stock, including the prices at which we may redeem such stock, please see “Description of Capital Stock—Common Stock and Class A Common Stock—Redemption.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering. This prospectus does not contain all the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules filed with the registration statement. You may obtain copies of the registration statement, of which this prospectus is a part, together with such exhibits and schedules, upon payment of the fee prescribed by the SEC, or you may examine these documents without charge at the office of the SEC. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

Our subsidiary, MetroPCS, Inc., is subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, and is required to file annual and quarterly reports and other information with the SEC. In addition, upon consummation of this offering, MetroPCS Communications, Inc. will also become subject to the informational and reporting requirements of the Exchange Act. Any materials filed with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We expect that any materials filed by MetroPCS Communications, Inc. or by MetroPCS, Inc. with the SEC will be filed electronically.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetroPCS, Inc.:

The recapitalization described in Note 18 to the consolidated financial statements has not been consummated at June 4, 2004. When it has been consummated, we will be in the position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of MetroPCS, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue arrangements with multiple deliverables as a result of adopting EITF No. 00-21 as of July 1, 2003.”

PricewaterhouseCoopers LLP

Dallas, Texas

February 25, 2004

MetroPCS, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share Information)

	December 31,		Unaudited Pro Forma Stockholders’ Equity at December 31, 2003
	2002	2003
ASSETS:
Cash and cash equivalents	$61,717	$235,965
Inventory, net	13,546	21,210
Accounts receivable (net of allowance of $383 and $1,085 at December 31, 2002 and 2003, respectively)	5,241	8,678
Prepaid expenses	4,839	5,292
Deferred charges	7,910	6,498
Current deferred tax asset	13,330	6,675
Other current assets	3,073	8,833

Total current assets	109,656	293,151
Property and equipment, net	353,360	482,965
Restricted cash and investments	2,180	1,248
Long-term investments	—	19,000
PCS licenses	90,619	90,619
Microwave relocation costs	6,932	10,000
Other assets	175	5,511

Total assets	$562,922	$902,494

LIABILITIES:
Accounts payable and accrued expenses	$89,829	$153,688
Current maturities of long-term debt	9,499	13,362
Deferred revenue	14,375	31,091
Other current liabilities	5,508	2,295

Total current liabilities	119,211	200,436
Long-term debt, net	41,351	182,433
Deferred tax liabilities	23,424	30,791
Long-term deferred revenue	3,585	30
Deferred rents	2,802	3,961
Other long-term liabilities	1,785	20,554

Total liabilities	192,158	438,205

COMMITMENTS AND CONTINGENCIES (See Note 8)
SERIES D CUMULATIVE CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED STOCK, par value $.0001 per share, 4,000,000 shares designated, 2,845,578 and 3,500,947 shares issued and outstanding at December 31, 2002 and 2003, respectively, actual; none designated, issued or outstanding, pro forma; liquidation preference of $300,554 and $384,841 at December 31, 2002 and 2003, respectively	294,642	379,401	$—

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.0001 per share, 5,000,000 shares authorized, 4,000,000 of which have been designated as Series D Preferred Stock, no shares issued and outstanding at December 31, 2002 and 2003, actual; none designated, issued or outstanding, pro forma	—	—	—
Common stock, par value $.0001 per share—
Class A, 300 shares authorized, 90 shares issued and outstanding at December 31, 2002 and 2003, actual and pro forma	—	—	—
Class B, 60,000,000 shares authorized, 3,843,785 and 3,908,785 shares issued and outstanding at December 31, 2002 and 2003, respectively, actual; none authorized, issued or outstanding, pro forma	—	—	—
Class C, 300,000,000 shares authorized, 32,579,427 and 32,682,903 shares issued and outstanding at December 31, 2002 and 2003, respectively, actual; 77,532,189 shares issued and outstanding, pro forma	3	3	8
Additional paid-in capital	88,776	88,913	473,748
Subscriptions receivable	(86)	(92)	(92)
Deferred compensation	(2,234)	(4,229)	(4,229)
Retained earnings (deficit)	(10,337)	293	(5,146)

Total stockholders’ equity	76,122	84,888	$464,289

Total liabilities and stockholders’ equity	$562,922	$902,494

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands, except Share Information)

	Year Ended December 31,
	2001	2002	2003
REVENUES:
Service revenues	$—	$102,137	$370,920
Equipment revenues	—	23,458	88,562

Total revenues	—	125,595	459,482

OPERATING EXPENSES:
Cost of service (excluding depreciation included below)	—	61,881	118,335
Cost of equipment	—	100,651	155,084
Selling, general and administrative expenses (excludes non-cash compensation)	27,963	55,515	90,556
Non-cash compensation	1,455	1,115	7,379
Depreciation and amortization	208	21,394	41,900
(Gain) loss on sale of asset	—	(278,956)	333

Total operating expenses	29,626	(38,400)	413,587

INCOME (LOSS) FROM OPERATIONS	(29,626)	163,995	45,895

OTHER (INCOME) EXPENSE:
Interest expense	10,491	6,805	11,254
Interest income	(2,046)	(964)	(1,061)
Loss (gain) on extinguishment of debt	7,109	—	(603)

Total other expense	15,554	5,841	9,590

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(45,180)	158,154	36,305
Provision for income taxes	—	(19,087)	(15,665)

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(45,180)	139,067	20,640
Cumulative effect of change in accounting principle, net of tax	—	—	(74)

NET INCOME (LOSS)	(45,180)	139,067	20,566
ACCRUED DIVIDENDS ON SERIES D PREFERRED STOCK	(4,963)	(10,838)	(18,749)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$(50,143)	$128,229	$1,817

NET INCOME (LOSS) PER SHARE: (Note 14)
BASIC
Income before cumulative effect of change in accounting principle	$(1.44)	$2.26	$0.02
Cumulative effect of change in accounting principle, net of tax	—	—	0.00

NET INCOME (LOSS) PER SHARE—BASIC	$(1.44)	$2.26	$0.02

DILUTED
Income before cumulative effect of change in accounting principle	$(1.44)	$1.71	$0.02
Cumulative effect of change in accounting principle, net of tax	—	—	0.00

NET INCOME (LOSS) PER SHARE—DILUTED	$(1.44)	$1.71	$0.02

WEIGHTED AVERAGE SHARES
Basic	34,902,736	36,247,740	36,433,053
Diluted	34,902,736	48,004,343	49,254,463

NET INCOME PER SHARE—PRO FORMA:
BASIC
Income before cumulative effect of change in accounting principle			$0.28
Cumulative effect of change in accounting principle, net of tax			(0.00)

NET INCOME PER SHARE—BASIC PRO FORMA			$0.28

DILUTED
Income before cumulative effect of change in accounting principle			$0.24
Cumulative effect of change in accounting principle			(0.00)

NET INCOME PER SHARE—DILUTED PRO FORMA			$0.24

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

(In Thousands, Except Share Information)

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Retained Earnings (Deficit)	Total
BALANCE, December 31, 2000	33,441,600	$3	$112,736	$(33)	$(1,491)	$(104,224)	$6,991
Exercise of Class C Common Stock Options	50,167	—	236	—	—	—	236
Exercise of Class C Common Stock Warrants	2,551,860	—	17	—	—	—	17
Issuance of contingent Class C Stock Warrants	—	—	3,000	—	—	—	3,000
Redemption of Class C Common Stock Warrants	—	—	(13,953)	—	—	—	(13,953)
Accrued interest on subscription receivable	—	—	3	(3)	—	—	—
Deferred compensation	—	—	2,537	—	(2,537)	—	—
Amortization of deferred compensation expense	—	—	—	—	1,455	—	1,455
Accretion of costs to issue Series D Preferred	—	—	(494)	—	—	—	(494)
Accrued dividends on Series D Preferred	—	—	(4,963)	—	—	—	(4,963)
Net Loss	—	—	—	—	—	(45,180)	(45,180)

BALANCE, December 31, 2001	36,043,627	3	99,119	(36)	(2,573)	(149,404)	(52,891)
Exercise of Class B Common Stock Options	363,425	—	112	(46)	—	—	66
Exercise of Class C Common Stock Options	16,250	—	76	—	—	—	76
Accrued interest on subscription receivable	—	—	4	(4)	—	—	—
Deferred compensation	—	—	776	—	(776)	—	—
Amortization of deferred compensation expense	—	—	—	—	1,115	—	1,115
Accretion of costs to issue Series D Preferred	—	—	(473)	—	—	—	(473)
Accrued dividends on Series D Preferred	—	—	(10,838)	—	—	—	(10,838)
Net Income	—	—	—	—	—	139,067	139,067

BALANCE, December 31, 2002	36,423,302	3	88,776	(86)	(2,234)	(10,337)	76,122
Exercise of Class B Common Stock Options	65,000	—	15	—	—	—	15
Exercise of Class C Common Stock Options	5,946	—	28	—	—	—	28
Exercise of Class C Common Stock warrants	97,530	—	—	—	—	—	—
Accrued interest on subscription receivable	—	—	6	(6)	—	—	—
Deferred compensation	—	—	3,404	—	(3,404)	—	—
Forfeitures of stock options	—	—	(261)	—	261	—	—
Amortization of deferred compensation expense	—	—	—	—	1,148	—	1,148
Compensation expense	—	—	6,231	—	—	—	6,231
Accretion of costs to issue Series D Preferred	—	—	(473)	—	—	—	(473)
Accrued dividends on Series D Preferred	—	—	(8,813)	—	—	(9,936)	(18,749)
Net Income	—	—	—	—	—	20,566	20,566

BALANCE, December 31, 2003	36,591,778	$3	$88,913	$(92)	$(4,229)	$293	$84,888

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(45,180)	$139,067	$20,566
Adjustments to reconcile net income (loss) to net cash used in operating activities—
Cumulative effect of accounting change	—	—	74
Loss (gain) on extinguishment of debt	7,109	—	(603)
Loss on sale of asset	—	—	333
Gain on sale of spectrum	—	(278,956)	—
Depreciation and amortization	208	21,394	41,900
Non-cash interest expense	3,882	3,028	3,090
Bad debt expense	—	381	991
Equity based compensation expense	—	—	6,231
Amortization of deferred compensation	1,455	1,115	1,148
Accretion of asset retirement obligation	—	—	50
Deferred rents	949	1,853	1,160
Deferred taxes	—	10,094	14,022
Cost of abandoned cell sites	—	—	824
Changes in assets and liabilities—
Inventory	(6,037)	(7,509)	(7,664)
Accounts receivable	—	(5,622)	(4,428)
Prepaid expenses	(2,509)	(2,783)	(274)
Deferred charges and other current assets	(126)	(10,514)	(4,263)
Accounts payable, accrued expenses and deferred revenue	7,848	63,929	36,461

Net cash provided by (used in) operating activities	(32,401)	(64,523)	109,618

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of notes receivable	15,000	—	—
Purchase of investments	(1,520)	(1,912)	(19,912)
Proceeds from sale of investments	—	1,297	1,860
Proceeds from sale of Spectrum	—	286,242	—
Proceeds from advance on sale of Spectrum	145,000	—	—
Repayment of advance on sale of Spectrum	—	(145,000)	—
Microwave relocation	(693)	(1,806)	(2,028)
Purchase of other assets	—	(10)	(35)
Purchase of property and equipment	(133,604)	(212,305)	(117,212)
Proceeds from sale of property and equipment	—	—	6

Net cash provided by (used in) investing activities	24,183	(73,494)	(137,321)

CASH FLOWS FROM FINANCING ACTIVITIES:
Book overdraft	6,660	(2,776)	824
Repayment of notes	(39,446)	(251)	(9,077)
Proceeds from issuance of warrants	16	—	—
Proceeds from sale of Senior Notes, net of underwriter fees	—	—	145,500
Payment of debt issuance costs on Senior Notes	—	—	(876)
Proceeds from sale of Series D Preferred Stock, net of issuance cost	88,194	159,951	65,537
Proceeds from exercise of stock options and warrants	236	142	43
Repurchase of warrants	(13,952)	—	—

Net cash provided by financing activities	41,708	157,066	201,951

INCREASE IN CASH AND CASH EQUIVALENTS	33,490	19,049	174,248
CASH AND CASH EQUIVALENTS, beginning of period	9,178	42,668	61,717

CASH AND CASH EQUIVALENTS, end of period	$42,668	$61,717	$235,965

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.    Organization and Business Operations:

MetroPCS, Inc. (“MetroPCS”), a Delaware corporation, together with its wholly owned subsidiaries (the “Company”), is a wireless communications carrier that offers digital wireless service in the metropolitan areas of Atlanta, Miami, San Francisco and Sacramento. The Company initiated the commercial launch of its first market and exited the development stage in January 2002. The year 2003 was the first full year of operations in all four markets. The Company sells products and services to customers through company-owned retail stores as well as through relationships with indirect retailers.

On February 25, 2004, the Company retained underwriters for the purpose of effecting an initial public offering of common stock. In addition, MetroPCS formed a new wholly owned subsidiary named MetroPCS Communications, Inc. MetroPCS plans to merge with a subsidiary of MetroPCS Communications, Inc. pursuant to a transaction that will result in the stock of MetroPCS converting into stock of MetroPCS Communications, Inc., and thus MetroPCS becoming a wholly owned subsidiary of MetroPCS Communications, Inc. The consummation of this merger will be contingent upon the receipt of FCC approval.

Unaudited pro forma stockholders’ equity at December 31, 2003 gives effect to the conversion of all of our outstanding Class B common stock and Series D preferred stock into Class C common stock, which will occur concurrently with the consummation of this offering, including shares of Class C common stock to be issued in respect of unpaid dividends on the outstanding Series D preferred stock that have accumulated as of December 31, 2003.

2.    Summary of Significant Accounting Policies:

Consolidation

The accompanying consolidated financial statements include the accounts of MetroPCS and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated.

Operating Segment

The Company has adopted the Financial Accounting Standards Board (the “FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure About Segments of an Enterprise and Related Information,” which requires companies to report selected information about products, services, geographical areas and major customers. Operating segments are determined based on the way management organizes its business for making decisions and assessing performance. The Company has concluded its operating segments meet the aggregation criteria of SFAS No. 131 and as such, has one reportable segment.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant of such estimates include:

•	allowance for uncollectible accounts;

•	valuation of inventory;

•	estimated useful life of assets;

•	impairment of long-lived assets and indefinite life assets;

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•	likelihood of realizing benefits associated with temporary differences giving rise to deferred tax assets;

•	reserves for uncertain tax positions;

•	estimated customer life in terms of amortization of deferred revenue; and

•	valuation of common stock.

Reclassifications

During 2002, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002.” This standard requires the reclassification of all losses on the extinguishment of debt that were presented in prior periods as extraordinary items to components of income or loss from operations when such losses did not satisfy the criteria of Accounting Principles Board (“APB”) Opinion No. 30.

Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no effect on the results of operations or stockholders’ equity (deficit) as previously reported.

Cash and Cash Equivalents

The Company includes as cash and cash equivalents (i) cash on hand, (ii) cash in bank accounts, (iii) investments in money market funds and (iv) corporate bonds with an original maturity of three months or less.

Inventory, Net

Inventories are stated at average cost or market, if lower. Inventory consists of handsets and accessories for sale to customers and indirect retailers. At December 31, 2003, the Company recorded a valuation reserve of $1.9 million. No valuation reserve was recorded in prior years.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of indirect retailers to pay for equipment purchases and for amounts estimated to be uncollectible for inter-carrier compensation.

Restricted Cash and Investments

Restricted cash and investments consists of money market instruments and short-term investments. Short-term investments held to maturity are stated at cost plus accrued interest, which approximates market, mature within twelve months and are comprised primarily of federal home loan mortgage notes, all denominated in U.S. dollars. In general, these investments are pledged as collateral against letters of credit used as security for payment obligations. For purposes of the consolidated statement of cash flows, the Company does not consider restricted cash and investments to be cash equivalents.

Long-Term Investments

Long-term investments consist of federal home loan mortgage notes and bonds. Long-term investments held to maturity are stated at cost, which approximates market. Long-term investments mature in October and November 2005.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property and Equipment, Net

Property and equipment, net, consist of the following:

	December 31,
	2002	2003
	(in thousands)
Construction-in-progress	$30,602	$74,802
Network infrastructure	335,166	455,617
Office equipment	2,918	6,157
Furniture and fixtures	1,248	1,725
Leasehold improvements	5,043	7,925

	374,977	546,226
Accumulated depreciation	(21,617)	(63,261)

Property and equipment, net	$353,360	$482,965

Property and equipment are stated at cost. Additions and improvements are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred. When the Company sells, disposes of or retires property and equipment, the related gains or losses are included in operating results. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service, which are ten years for network infrastructure assets, three to seven years for office equipment, which includes computer equipment, and three to seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the remaining term of the lease or the estimated useful life of the improvement, whichever is shorter. Maintenance and repair costs are charged to expense as incurred. The Company follows the provisions of SFAS No. 34, “Capitalization of Interest Cost,” with respect to its PCS licenses and the related construction of its network. The Company has not capitalized any interest expense through December 31, 2003.

Revenues and Cost of Revenues

Wireless services are provided on a month-to-month basis and are paid in advance. Revenues from wireless services are recognized as services are rendered. Amounts received in advance are recorded as deferred revenue. Cost of service generally includes direct costs of operating the Company’s networks.

In addition, the Company charges a fee for the initial activation of service that is recognized immediately in equipment revenue for all activations beginning on July 1, 2003, as provided by the adoption of the Emerging Issues Task Force (“EITF”) of the FASB No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” See Note 3 for further discussion. Prior to July 1, 2003, activation fees were deferred and amortized over the estimated customer life. On October 1, 2003, the Company changed its estimated customer life from 25 months to 14 months, based on historical disconnect rates, resulting in an increase in activation revenues of $5.1 million in the fourth quarter of 2003 over amounts that would have been recognized using the prior estimated life.

Equipment revenues arise from the sale of handsets and accessories. Revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. Handsets shipped to indirect retailers are recorded as deferred revenue upon shipment by the Company and are recognized as equipment revenues when service is activated by customers.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Sales incentives offered without charge to customers related to the sale of handsets are recognized as a reduction of revenue when the related equipment revenue is recognized. Customers have the right to return handsets within 7 days or 60 minutes of usage, whichever occurs first. The Company records an estimate for returns at the time of recognizing revenue.

Software Costs

In accordance with Statement of Position (“SOP”) 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” certain costs related to the purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. In 2002 and 2003, the Company capitalized approximately $0.3 million and $0.5 million, respectively, of purchased software costs under SOP 98-1, that are being amortized over a three-year life. The Company amortized computer software costs of approximately $43,000, $221,000 and $313,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Capitalized software costs are classified as office equipment.

PCS Licenses and Microwave Relocation Costs

The Company acquired licenses from the FCC to operate as a PCS service provider. The PCS licenses incorporate the obligation to relocate existing users of the Company’s licensed spectrum if the Company’s spectrum will interfere with their systems and/or reimburse other carriers (according to FCC rules) that relocated prior users if the relocation benefits the Company’s system. Accordingly, as discussed in Note 8, the Company incurred costs related to microwave relocation to clear spectrum allocated under its PCS licenses. The licenses and microwave relocations are recorded at cost adjusted for impairment. The licenses and microwave locations were not placed into service prior to 2002. Although PCS licenses are issued with a stated term, generally 10 years, the renewal of PCS licenses is generally a routine matter involving a nominal fee and the Company has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its PCS licenses. As such, under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize licensing and microwave relocation costs as they are considered to have indefinite lives and together represent the cost of the Company’s spectrum. On a prospective basis, the Company is required to test indefinite-life intangible assets, consisting of PCS licenses and microwave relocation costs, for impairment on an annual basis based upon a fair value approach. Indefinite-life intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. The Company completed its impairment tests in the fourth quarter of 2003, and no impairment has been recognized through December 31, 2003.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising costs totaled $0.2 million, $13.3 million and $21.9 million during the years ended December 31, 2001, 2002 and 2003, respectively.

Income Taxes

The Company provides income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 uses an asset and liability approach to account for income taxes, wherein deferred taxes are provided for book and tax basis differences for assets and liabilities. In the event differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities result in deferred tax assets, an allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company’s ability to recognize the benefits of the assets in future years.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company establishes reserves when, despite the belief that the Company’s tax return positions are fully supportable, the Company believes that certain positions it has taken might be challenged and ultimately might not be sustained. The Company adjusts these reserves in light of changing facts and circumstances. The Company’s effective tax rate includes the impact of reserve positions and changes to reserves that the Company considers appropriate. A number of years may elapse before a particular matter, for which the Company has established a reserve, is finally resolved. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution. The tax reserves are presented on the balance sheet in other long term liabilities. See Note 13.

Earnings per Share

Basic earnings per share (“EPS”) are based upon the weighted average number of common shares outstanding for the period. Diluted EPS is computed in the same manner as EPS after assuming issuance of common stock for all potentially dilutive equivalent shares, whether exercisable or not. All classes of the Company’s common stock share equally in the Company’s earnings and losses, and, accordingly, EPS is the same for each class of common stock.

The Series D Preferred Stock is a participating security, such that in the event a dividend is declared or paid on the common stock, the Company must simultaneously declare and pay a dividend on the Series D Preferred Stock as if the Series D Preferred Stock had been converted into common stock. The EITF’s Topic D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” requires that the Preferred Stock be included in the computation of basic earnings per share if the effect of inclusion is dilutive. The Company’s accounting policy requires the use of the two-class method for its participating securities for earnings per share calculations. The Series D Preferred Stock is considered in the calculation of diluted earnings per share under the “if-converted” method, if dilutive.

Stock Based Compensation

The Company follows the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense for its stock-based employee compensation plans, described further in Note 11, using the intrinsic value method prescribed by the APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net income (loss) available to common stockholders and earnings if the Company had elected to recognize compensation costs based on the fair value at the date of grant for the Company’s common stock awards consistent with the provisions of SFAS No. 123 (see Note 11 for assumptions used in the fair value method):

	2001	2002	2003
	(in thousands)
Net income (loss) applicable to common stock—As reported	$(50,143)	$128,229	$1,817
Add: Amortization of deferred compensation determined under the intrinsic method for employee stock awards, net of tax	880	675	4,465
Less: Total stock-based employee compensation expense determined under the fair value method for employee stock awards, net of tax	(2,016)	(2,419)	(5,632)

Net income (loss) applicable to common stock—Pro forma	$(51,279)	$126,485	$650

Basic net income (loss) per share—As reported	$(1.44)	$2.26	$0.02

Basic net income (loss) per share—Pro forma	$(1.48)	$2.24	$0.00

Diluted net income (loss) per share—As reported	$(1.44)	$1.71	$0.02

Diluted net income (loss) per share—Pro forma	$(1.48)	$1.71	$0.00

The pro forma amounts presented above may not be representative of the future effects on reported net income (loss) and net income (loss) per share, since the pro forma compensation expense is allocated over the periods in which options become exercisable, and new option awards may be granted each year.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143 on January 1, 2003.

The Company is subject to asset retirement obligations associated with its cell site operating leases, which are subject to the provisions of SFAS No. 143. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. This liability is classified under other long-term liabilities. Landlords may choose not to exercise these rights as cell sites are considered useful improvements. In addition to cell site operating leases, the Company has leases related to switch site, retail, and administrative locations subject to the provisions of SFAS No. 143.

The adoption of SFAS No. 143 resulted in a January 1, 2003 adjustment to record a $0.7 million increase in the carrying values of property and equipment with a corresponding increase in other long-term liabilities. In addition, $0.1 million of accretion, before taxes, was recorded to increase the liability to $0.8 million at adoption.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The net effect was to record a loss of $74,000 as a cumulative effect adjustment resulting from a change in accounting principle in the Company’s consolidated statements of operations upon adoption on January 1, 2003.

The following pro forma data summarizes the Company’s net income as if the Company had adopted the provisions of SFAS No. 143 on January 1, 2001, including an associated pro forma asset retirement obligation on that date of $0.4 million:

	December 31,
	2001	2002	2003
	(in thousands)
Net income, as reported	$(45,180)	$139,067	$20,566
Pro forma adjustments to reflect retroactive adoption of SFAS No. 143	—	(20)	74
Pro forma adjustments to reflect accretion expense	(16)	(45)	—
Pro forma adjustments to reflect depreciation expense	(4)	(10)	—

Pro forma net income	(45,200)	$138,992	$20,640

The following table summarizes the Company’s asset retirement obligation transactions recorded in accordance with the provisions of SFAS No. 143:

	Pro Forma December 31, 2002	December 31, 2003
	(in thousands)
Beginning asset retirement obligations	$401	$701
Cumulative effect of accounting change, before taxes	—	100
Liabilities incurred	225	—
Accretion/depreciation expense	75	50

Ending asset retirement obligations	$701	$851

3.    Effects of Recent Accounting Pronouncements:

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” The Company adopted the provisions of this statement on January 1, 2003. See Note 2 for further details.

In November 2002, the EITF of the FASB reached consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company adopted the provisions of this consensus for revenue arrangements entered into beginning after July 1, 2003. The Company has elected to apply the accounting provisions of this EITF on a prospective basis beginning July 1, 2003. The Company allocates amounts charged to customers between the sale of handsets and the sale of wireless telecommunication services on a relative fair value basis. In most cases, this results in all amounts collected from the customer upon activation of the handset being allocated to the sale of the handset. As a result of this treatment, activation fees included in the consideration at the time of sale are recorded as handset revenue. Prior to the adoption of EITF 00-21, the Company had deferred activation fee revenue and amortized these revenues over the average life of the Company’s subscribers. The existing deferred revenue of $13.5 million at July 1, 2003 continues to be amortized over the remaining life of the customer.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4.    PCS Licenses:

PCS licenses represent the 14 C-Block PCS licenses acquired by the Company in the FCC auction in May 1996.

The grant of the licenses by the FCC subjects the Company to certain FCC ownership restrictions. Should the Company fail to qualify under such ownership restrictions, the PCS licenses may be subject to FCC revocation provisions. Management believes that the Company currently complies and will continue to comply with such restrictions. All licenses granted will expire ten years from the date of grant; however, FCC rules provide for renewal provisions. Such renewals are granted routinely without substantial cost.

In February 2002, the Company consummated the sale of 10 MHz of a single 30 MHz PCS license for cash consideration of $286.2 million, $145.0 million of which was paid in advance of the sale in 2001, plus the assumption by the purchaser of $3.8 million in FCC debt resulting in a gain of $279.0 million and in the reduction of the PCS license carrying value at December 31, 2002.

5.    Accounts Payable and Accrued Expenses:

Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31,
	2002	2003
Accounts payable	$18,552	$48,492
Book overdraft	3,884	4,708
Accrued property and equipment	28,953	50,421
Accrued accounts payable	2,905	32,128
Payroll and employee benefits	4,313	5,446
Accrued interest	647	4,847
Taxes, other than income	20,759	6,277
Taxes payable	8,993	304
Other	823	1,065

Accounts payable and accrued expenses	$89,829	$153,688

6.    Long-Term Debt:

Long-term debt consisted of the following at December 31 (in thousands):

	2002	2003
FCC notes	$56,242	$46,771
Senior Notes	—	150,000
Microwave clearing obligations	2,397	3,817

Total face-value debt	58,639	200,588
Less—Original issue discount	(7,789)	(4,793)

Total debt	50,850	195,795
Less—Current maturities	(9,499)	(13,362)

Total long-term debt	$41,351	$182,433

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Maturities of the principal amount of long-term debt at face value are as follows (in thousands):

For the Year Ending December 31,
2004	$13,362
2005	14,252
2006	15,201
2007	3,956
2008	296
Thereafter	153,521

Total	$200,588

The FCC Notes mature in January 2007, bear 6.5% interest per annum and provide for quarterly payments of interest only until April 2003 and principal and interest thereafter until maturity. The FCC notes are secured by a first priority interest in the PCS licenses.

Based on an estimated fair market borrowing rate of 14% at time of issuance, the FCC notes are recorded on the Company’s financial statements at December 31, 2002 and 2003, at the discounted value of $48.5 million and $42.0 million, respectively. The discount of $7.8 million and $4.8 million at December 31, 2002 and 2003, respectively, is amortized using the effective interest method over the term of the debt. Amortization of the original issue discount resulted in additional interest expense of $2.7 million, $3.0 million and $3.0 million for the years ended December 31, 2001, 2002 and 2003, respectively. In February, 2002, $3.8 million in face value of FCC notes were assumed by the purchaser of 10 MHz of spectrum of a single 30 MHz license.

In the event that the Company becomes unable to meet its obligations under an individual FCC note or otherwise violates regulations applicable to holders of PCS licenses, the FCC could take a variety of actions, including requiring immediate repayment of amounts due under that individual FCC note, the revocation of the PCS license related to that FCC note, and fining the Company an amount equal to the difference between the price at which the Company acquired the license and the amount of the winning bid at a subsequent auction of that license, plus an additional penalty of 3% of the lesser of the subsequent winning bid and the Company’s bid amount. The Company is current with its obligations under these notes.

As provided by FCC regulations, and further discussed in Note 8, the Company has opted to make payments on the installment method to the various carriers to whom it owes a microwave cost sharing liability. The Company has remitted a 10% down payment upon presentation of the supported costs by the carrier and makes payments to the carriers for the same terms as the FCC notes which mature in 10 years from inception.

In October 1998, the Company sold $30.0 million of Senior Notes due October 2006 to Lucent (the “Lucent Senior Notes”) and warrants to purchase $6.0 million of Class C Common Stock (the “Warrants”), which were exercisable upon grant. In addition, the Company issued contingent warrants (the “Contingent Warrants”) to purchase $3.0 million of Class C Common Stock, which were contingent upon the Company not repaying the Lucent Senior Notes before February 2001. The Contingent Warrants to purchase $3.0 million of Class C Common Stock became exercisable in February 2001, and were recorded as additional $3.0 million in original issue discount. During 2000, Lucent and the Company amended the Lucent Senior Notes and increased the amount outstanding by $3.6 million for interest payments that were deferred. The Lucent Senior Notes were recorded on the Company’s financial statements at December 31, 2000 at the accreted value of $34.5 million. The original issue discount of $1.3 million at December 31, 2000 was amortized using an effective interest rate of 16.85%, which resulted in additional interest expense of $0.6 million during 2001. The Lucent Senior Notes bore interest at a variable rate equal to either (a) LIBOR plus an applicable margin or (b) a base rate (defined as

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the higher of the prime rate or the federal funds rate plus 0.5%) plus an applicable margin, which was payable quarterly, and was secured by substantially all assets of the Company. The weighted average interest in effect for the period ended December 31, 2001 with respect to the Lucent Senior Notes was 9.73%.

In October 1998, the Company entered into an Unsecured Creditors’ Credit Agreement with Lucent to fund up to $18 million of the unsecured creditors’ fund, as defined, in the Company’s plan of reorganization under the United States Bankruptcy Code. The Unsecured Creditors’ Credit Agreement provided for payment of fees for the undrawn amount of the commitment and for interest to be paid quarterly on amounts funded under the agreement at a rate which is the greater of (a) the prime rate in effect on any day or (b) the federal funds effective rate plus one-half of 1%, plus an applicable margin which escalated quarterly. As part of the Unsecured Creditors’ Credit Agreement, the Company issued warrants to purchase 685,590 shares of Class C Common Stock at an exercise price of approximately $0.03 per share. Lucent was entitled to exercise these warrants at any time prior to October 8, 2008. The fair value of these warrants at the time of issuance, $2.3 million, and an initial commitment fee of $0.7 million was recorded as debt issuance cost and was amortized over the term of the Unsecured Creditors’ Credit Agreement. In February 2001, the Unsecured Creditors’ Credit Agreement was terminated by the Company and the remaining debt issuance cost was expensed because such cost had no future benefit.

In September 2001, the Company paid Lucent $13.9 million to settle the Warrants, Contingent Warrants and the 685,590 warrants associated with the Unsecured Creditors’ Credit Agreement and $39.8 million to settle the Lucent Senior Notes and other liabilities. See Note 10 for further discussion.

On September 29, 2003, the Company completed the sale of $150.0 million of 10¾% Senior Notes due 2011 (the “Senior Notes”). The Senior Notes are guaranteed on a senior unsecured basis by all of the Company’s current and future domestic restricted subsidiaries, other than certain immaterial subsidiaries. The Company has no independent assets or operations. The guarantees are full and unconditional and joint and several, and currently there are no subsidiaries of the Company other than the subsidiary guarantors. The Senior Notes rank equally in right of payment with all of the Company’s future senior unsecured indebtedness, and rank senior to all of the Company’s future subordinated indebtedness. The Senior Notes are effectively subordinated, however, to the Company’s existing and future secured indebtedness to the extent of the collateral securing such indebtedness. The Company may redeem some or all of the Senior Notes at any time on or after October 1, 2007, beginning at 105.375% of principal amount, plus accrued and unpaid interest, decreasing to 100% of principal amount, plus accrued and unpaid interest on October 1, 2009. In addition, prior to October 1, 2006, the Company may redeem up to 35% of the Senior Notes with the net proceeds of equity sales at 110.75% of principal amount, plus accrued and unpaid interest; provided that the redemption occurs within 90 days of the closing of such offering. The indenture also contains repurchase provisions related to asset sales and changes in control. Additionally, the indenture, among other things, restricts the ability of MetroPCS, Inc. and its restricted subsidiaries under certain conditions to:

•	incur additional indebtedness and, in the case of our restricted subsidiaries, issue preferred stock;

•	create liens on their assets;

•	pay dividends or make other restricted payments;

•	make investments;

•	enter into transactions with affiliates;

•	sell or make dispositions of assets;

•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to MetroPCS, Inc.;

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•	engage in certain business activities; and

•	merge or consolidate.

The net proceeds of the offering were approximately $144.5 million after estimated underwriter fees and other debt issuance costs of $5.5 million which have been recorded in long-term other assets and are being amortized over the life of the debt. Of such costs, $0.1 million is included in accounts payable and accrued expenses. The net proceeds will be used to further deploy the Company’s network and related infrastructure, as well as for general corporate purposes. The Company is subject to certain covenants set forth in the indenture governing the Senior Notes. The Company was in compliance with these covenants at December 31, 2003.

The carrying amount of the Company’s debt approximates fair value at December 31, 2002 and 2003 based on the Company’s estimate of interest rates that would be obtained for new debt with similar terms.

7.    Concentrations:

The Company purchases a substantial portion of its wireless infrastructure equipment and handset equipment from only a few major suppliers. Further, the Company relies on one key vendor in each of the following areas: billing services, customer care, handset logistics and payroll processing. Loss of any of these suppliers could adversely affect operations temporarily until a comparable substitute could be found.

Local and long-distance telephone and other companies provide certain communication services to the Company. Disruption of these services could adversely affect operations in the short term until an alternative telecommunication provider was found.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of the Company’s indirect retailer base.

8.    Commitments and Contingencies:

Until April 2005, the Company may be required to share radio frequency spectrum with existing fixed microwave licensees operating on the same spectrum as the Company’s. To the extent that the Company’s PCS operations interfere with those of existing microwave licensees, the Company will be required to pay for the relocation of the existing microwave station paths to alternate spectrum locations or transmission technologies. The FCC adopted a transition plan to move those microwave users to different locations on the spectrum. The FCC also adopted a cost sharing plan, so that if the relocation of a microwave user benefits more than one PCS licensee, all benefiting PCS licensees are required to share the relocation costs. After the expiration of the FCC-mandated transition and cost sharing plans in April 2005, any remaining microwave user operating in the PCS spectrum must relocate if it interferes with a PCS licensee’s operations, and it will be responsible for its own relocation costs. The Company does not believe the costs to relocate existing microwave station paths to alternate spectrum locations or transmission technologies will be material to the Company’s financial position or results of operations.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company has entered into non-cancelable operating lease agreements to lease facilities, certain equipment and sites for towers and antennas required for the operation of its wireless networks. Future minimum rental payments required for all non-cancelable operating leases at December 31, 2003 are as follows (in thousands):

Year Ending December 31:
2004	$29,337
2005	29,710
2006	28,510
2007	21,033
2008	18,050
Thereafter	46,245

Total	$172,885

Total rent expense for the years ended December 31, 2001, 2002 and 2003 was $6.4 million, $22.8 million and $27.6 million, respectively.

In May 2001, the Company entered into a purchase commitment with Lucent for the purchase of personal communication services systems totaling $161.0 million: $86.9 million, $46.1 million and $28.0 million to be purchased for the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2003, the Company had no outstanding commitments on this agreement.

The Company entered into non-cancelable purchase agreements with a vendor for the acquisition of expansion carriers installed in base stations which are recorded in property and equipment upon shipment. Under these agreements, the Company agrees to pay for the base stations upon shipment, and the expansion carriers at the earlier of the date the carrier is turned on or twelve months from the shipment date of the base station for the first expansion carrier, and the earlier of the date the carrier is turned on or twenty-four months from the shipment date of the base station for the second expansion carrier. Outstanding obligations under these purchase agreements were $9.2 million and $22.1 million at December 31, 2002 and 2003, respectively. Of these amounts, $9.2 million and $13.6 million were included in accounts payable at December 31, 2002 and 2003, respectively, and $8.5 million was included in other long-term liabilities at December 31, 2003.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material adverse impact on the Company’s financial position, results of operations or liquidity.

9.    Series D Cumulative Convertible Redeemable Participating Preferred Stock:

In July 2000, the Company executed a Securities Purchase Agreement, which was subsequently amended (as amended, the “SPA”). Under the SPA, the Company sold Series D Cumulative Convertible Redeemable Participating Preferred Stock (“Series D Preferred Stock”). In January 2001, the Company finalized $350.0 million in commitments to purchase Series D Preferred Stock. Of this commitment, net proceeds of $88.2 and $160.0 were received in 2001 and 2002, respectively. In 2003, the Company called the remaining commitments for the Series D Preferred Stock for proceeds of approximately $65.5 million. Additionally, all principal and accrued interest totaling $5.1 million on the Company’s 2002 Subordinated Convertible Notes were converted into Series D Preferred Stock. Dividends accrue at an annual rate of 6% of the liquidation value of $100 per share on the Series D Preferred Stock. Dividends of $5.0 million, $10.8 million and $18.7 million were accrued for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in the Series D Preferred Stock balance.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Each share of Series D Preferred Stock is automatically converted into Class C Common Stock upon the event of (i) the completion of a qualified public offering, as defined in the agreement, (ii) the Company’s Class C Common Stock trades on a national securities exchange for a period of 30 consecutive trading dates above a price that implies a market valuation of the Series D Preferred Stock in excess of twice the initial purchase price of the Series D Preferred Stock, or (iii) 66 2/3% of holders of the Series D Preferred Stock provide written notice to the Company stating the Series D Preferred Stock is to be converted into Class C Common Stock. In addition, any individual investor may, at any time prior to automatic conversion, as set forth above, convert their shares into Class C Common Stock. The Series D Preferred Stock and the accrued but unpaid dividends thereon are convertible into Class C Common Stock at $4.70 per share of Class C Common Stock, which per share amount is subject to adjustment in accordance with the terms of the certificate of designations relating to the Series D Preferred Stock. If not previously converted, the Company is required to redeem all outstanding shares of Series D Preferred Stock on July 17, 2015, at the liquidation preference plus accrued but unpaid dividends.

The holders of Series D Preferred Stock, as a class with the holders of the Class C Common Stock, have the right to vote on all matters as if each share of Series D Preferred Stock had been converted into Class C Common Stock, except for the election of directors. See Note 10. The holders of Series D Preferred Stock, as a class, can nominate one member of the Board of Directors. Each share of Series D Preferred Stock is entitled to a liquidation preference equal to the sum of:

•	the per share liquidation value, plus

•	the greater of:

•	the amount of all accrued and unpaid dividends and distributions on such share, and

•	the amount that would have been paid in respect of such share had it been converted into Class C Common Stock immediately prior to the event that triggered payment of the liquidation preference.

The SPA defines a number of events of noncompliance. Upon an occurrence of an event of noncompliance, the holders of not less than 66 2/3% of the then outstanding shares of Series D Preferred Stock can request the Company to redeem the outstanding shares at an amount equal to the liquidation preference plus accrued but unpaid dividends. The Company was in compliance at December 31, 2003.

10.    Capitalization:

Warrants

From inception through October 1999, the Company issued various warrants in conjunction with sales of stock and in exchange for consulting services. As of December 31, 2003, the total number of warrants outstanding, and the exercise prices related thereto, are as follows:

Price	Issued	Outstanding
Warrants for Class B Shares
$0.0004	264,000	264,000
$0.0334	51,000	51,000

Total Warrants for Class B Shares	315,000	315,000

Warrants for Class C Shares
$0.0004	13,643,383	6,282,045
$0.0334	3,895,920	914,040
$3.3334	207,000	207,000

Total Warrants for Class C Shares	17,746,303	7,403,085

Total Warrants	18,061,303	7,718,085

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Conversion of Debt

In September 2001, the Company executed a Termination and Release Agreement with Lucent whereby all amounts owed under the Lucent Senior Notes including interest, costs of counsel and indemnity amounts together with $6.0 million aggregate denomination of Class C Common Stock Warrants and $3.0 million aggregate denomination of Class C Common Stock Contingent Warrants issued pursuant to the Lucent Senior Notes and 685,590 Class C Common Stock Warrants issued pursuant to the Unsecured Creditors’ Credit Agreement were fully settled and terminated for cash consideration of $53.7 million. Approximately $39.8 million was allocated to the retirement of the Lucent Senior Notes resulting in a loss on the early extinguishment of debt of $7.1 million. The remaining $13.9 million was allocated to the repurchase of the warrants resulting in a reduction of paid-in capital.

Redemption

If, at any time, ownership of shares of Class C Common Stock by a holder would cause the Company to violate any FCC ownership requirements or restrictions, the Company may, at the option of the Board of Directors, redeem a number of shares of Class C Common Stock sufficient to eliminate such violation.

Conversion Rights

Each share of Class A and B Common Stock shall automatically be converted into one share of Class C Common Stock in January 2007 or such earlier date as may be determined by the Board of Directors. The Board of Directors may approve the conversion of shares of Class B Common Stock into shares of Class C Common Stock at any time following the consummation of an initial public offering of the Company’s capital stock.

Voting Rights

The holders of Class A Common Stock, as a class, have the right to (i) vote 50.1% of the Company’s voting interests on all matters and (ii) elect four (of seven) members of the Board of Directors. The holders of Class B Common Stock, as a class, have no voting rights. The holders of Class C Common Stock, as a class with the holders of Series D Preferred Stock, have the right to (i) vote 49.9% of the Company’s voting interests on all matters and (ii) elect the remaining number of members of the Board of Directors (collectively, three of seven) as are from time-to-time set forth in the Company’s bylaws.

11.    Stock Option Plan:

The Company has a stock option plan (the “Option Plan”) under which it grants options to purchase Class B and Class C Common Stock. As of December 31, 2002 and 2003, the maximum number of shares reserved for the Option Plan was 12,321,500 shares. The Option Plan is administered by the Board of Directors. Vesting periods and terms for stock option grants are determined by the plan administrator. No option granted shall have a term in excess of fifteen years. Options granted during 2001, 2002 and 2003 have a vesting period of three to four years.

Options granted under the Option Plan are exercisable upon grant. Shares received upon exercising options are restricted from sale based on a vesting schedule. In the event an option holder’s service with the Company is terminated, the Company may repurchase unvested shares issued under the Option Plan at the option exercise price.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Generally, the value of the options is determined by using a Black-Scholes pricing model that includes the following variables: 1) exercise price of the instrument, 2) fair market value of the underlying stock on date of grant, 3) expected life, 4) estimated volatility and 5) the risk-free interest rate. The Company utilized the following weighted-average assumptions in estimating the fair value of the options grants in 2001, 2002 and 2003:

	2001	2002	2003
Expected dividends	0.00%	0.00%	0.00%
Expected volatility	43.63%	60.67%	68.01%
Risk-free interest rate	4.60%	4.08%	2.82%
Expected lives in years	5.00	5.00	5.00

Weighted-average fair value of options:
Granted at below market price	$2.94	$3.46	$5.52
Weighted-average exercise price of options:
Granted at below market price	$4.70	$4.70	$4.70

The Black-Scholes model was not developed for use in valuing employee stock options, but was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate, and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes option pricing model may not provide a reliable estimate of the fair value of employee stock options.

A summary of the status of the Company’s Option Plan as of December 31, 2001, 2002 and 2003, and changes during the periods then ended, is presented in the table below:

	2001		2002		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding and exercisable, beginning of year	7,769,490	$1.02	9,436,956	$1.28	9,556,831	$1.56
Granted	1,908,066	4.70	775,975	4.70	1,013,425	4.70
Exercised	(50,167)	4.70	(379,675)	0.50	(70,946)	0.60
Forfeited	(190,433)	4.70	(276,425)	2.48	(153,437)	4.70

Outstanding and exercisable, end of year	9,436,956	1.28	9,556,831	1.56	10,345,873	1.82

Options vested at year-end	6,248,869		7,469,662		8,275,695

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Vested
Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.24	6,343,690	8.2	$0.24	6,343,690	$0.24
$1.00	399,000	11.5	$1.00	340,812	$1.00
$4.70	3,603,183	8.2	$4.70	1,591,193	$4.70

	10,345,873			8,275,695

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

During 2002, 379,675 options granted under the Option Plan were exercised for 363,425 shares of Class B Common Stock and 16,250 shares of Class C Common Stock for an aggregate of approximately $188,000. During 2003, 70,946 options granted under the Option Plan were exercised for 65,000 shares of Class B Common Stock and 5,946 shares of Class C Common Stock for total proceeds of approximately $43,000.

As of December 31, 2001, 2002, and 2003, options outstanding under the Option Plan have a weighted average remaining contractual life of 10.3, 9.1 and 8.3 years, respectively.

During 2001, 2002 and 2003, the Company recorded deferred compensation of $2.5 million, $0.8 million and $3.4 million, representing the difference between the estimated fair value of the stock and the option exercise price at the date of grant. The deferred compensation is amortized over the vesting period. The Company recognized amortization of deferred compensation of $1.5 million, $1.1 million and $1.1 million in 2001, 2002 and 2003, respectively. In addition, the Company has approximately 0.9 million stock options outstanding that are required to be marked-to-market under variable accounting. The Company recognized additional compensation expense of $6.2 million related to these options in 2003 to reflect an increase in the estimated value of the Company’s common stock.

12.    Employee Benefit Plan:

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code for the majority of its employees. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. The Company does not match employee contributions but may make discretionary or profit-sharing contributions. The Company has made no contributions to the savings plan through December 31, 2003.

13.    Income Taxes:

The provision for taxes on income consists of the following (in thousands):

	2001	2002	2003
Current:
Federal	$—	$7,186	$1,087
State	—	1,807	556

	—	8,993	1,643

Deferred:
Federal	—	8,325	12,424
State	—	1,769	1,598

	—	10,094	14,022

Provision for income taxes	$—	$19,087	$15,665

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes. The Company’s significant deferred tax assets and liabilities and the changes in those assets and liabilities were as follows (in thousands):

	2002	Change	2003
Start-up costs capitalized for tax purposes	$7,434	$(2,534)	$4,900
Net operating loss carry forward	—	30,126	30,126
Net basis difference in PCS licenses	14,884	(3,606)	11,278
Revenue deferred for book purposes	6,426	(2,495)	3,931
Accrued interest expense	3,548	(3,548)	—
Allowance for doubtful accounts	2,786	(1,368)	1,418
Deferred rent expense	1,107	458	1,565
Deferred compensation	1,005	2,872	3,877
Accrued property tax	900	(635)	265
Inventory	—	840	840
Accrued vacation	437	(24)	413
Depreciation	(42,184)	(35,915)	(78,099)
Deferred cost of handset sales	(3,125)	558	(2,567)
Amortization of original issue discount	(3,077)	1,184	(1,893)
Other	(235)	65	(170)
Valuation allowance	—	—	—

	$(10,094)	$(14,022)	$(24,116)

At December 31, 2001, the Company had approximately $45 million of net operating loss carryforwards for federal income tax purposes. In connection with the gain on sale of spectrum (see Note 4) the Company fully utilized the net operating loss carryforward in 2002. During 2003, the Company generated approximately $76.8 million of net operating loss for federal income tax purposes, of which $15.3 million will be carried back to 2002 and the remaining amount of $61.5 million will be available for carryforward to offset future income. In addition, the Company has approximately $162 million of net operating loss carryforwards for state income tax purposes. The federal net operating loss will expire in 2023. The state net operating losses will begin to expire in 2013. The Company has been able to take advantage of additional depreciation available under federal tax law in 2002 and 2003 for federal income tax purposes, therefore creating a significant deferred tax liability. The reversal of the timing differences which gave rise to the deferred tax liability will allow the Company to benefit from the deferred tax assets. As such, the valuation allowance was released in 2002.

A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision for income taxes reflected in the consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003 is as follows (in thousands):

	2001	2002	2003
U.S. Federal income tax (benefit) provision at statutory rate	$(15,813)	$55,354	$12,681
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax impact	(2,033)	7,117	1,630
Change in valuation allowance	16,128	(43,209)	—
Resolution of federal income tax audit	—	—	647
Other	1,718	(175)	707

Provision for income taxes	$—	$19,087	$15,665

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14.    Net Income (Loss) Per Common Share:

	2001	2002	2003
	(In Thousands, except Share Information)
Basic EPS—Two-Class Method:
Net income (loss) before cumulative effect of change in accounting principle	$(45,180)	$139,067	$20,640
Accrued dividends on Series D Preferred Stock	(4,963)	(10,838)	(18,749)

Net income (loss) attributable to Common Stockholders before cumulative effect of change in accounting principle	$(50,143)	$128,229	$1,891
Amount allocable to Common Stockholders	100%	64%	50%

Rights to undistributed earnings (losses)	$(50,143)	$82,067	$946

Cumulative effect of change in accounting principle	—	—	(74)
Amount allocable to Common Stockholders	100%	64%	50%

Rights to undistributed earnings (losses)	$—	$—	$(37)

Net income attributable to Common Stockholders	$(50,143)	$128,229	$1,817
Amount allocable to Common Stockholders	100%	64%	50%

Rights to undistributed earnings (losses)	$(50,143)	$82,067	$909

Weighted average common shares outstanding:
Common Stock, Class A	90	90	90
Common Stock, Class B	3,480,360	3,681,488	3,843,785
Common Stock, Class C	31,422,286	32,566,162	32,589,178

	34,902,736	36,247,740	36,433,053

Basic EPS—before cumulative effect of change in accounting principle	(1.44)	2.26	0.02
Cumulative effect of change in accounting principle	—	—	(0.00)

Basic EPS	(1.44)	2.26	0.02

Diluted EPS:
Net income (loss) before cumulative effect of change in accounting principle allocable to Common Stockholders	$(50,143)	$82,067	$946
Cumulative effect of change in accounting principle, allocable to Common Stockholders	—	—	(37)

Net income (loss), allocable to Common Stockholders	$(50,143)	$82,067	$909

Weighted average common shares outstanding:
Common Stock, Class A	90	90	90
Common Stock, Class B	3,480,360	3,681,488	3,843,785
Common Stock, Class C	31,422,286	32,566,162	32,589,178
Dilutive effect of stock options	—	4,067,183	4,562,207
Dilutive effect of warrants	—	7,689,420	8,259,203

	34,902,736	48,004,343	49,254,463

Diluted EPS—before cumulative effect of change in accounting principle	$(1.44)	$1.71	$0.02
Cumulative effect of change in accounting principle	—	—	(0.00)

Diluted EPS	$(1.44)	$1.71	$0.02

At December 31, 2001, 2002 and 2003, 9.2 million, 20.6 million and 36.5 million of convertible shares of Series D preferred stock, respectively, were excluded from the calculation of diluted earnings per share since the effect was anti-dilutive.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2001, 9.1 million of warrants to purchase common stock were excluded from the calculation of diluted earnings per share since the effect was anti-dilutive.

At December 31, 2001, 3.8 million of options to purchase common stock were excluded from the calculation of diluted earnings per share since the effect was anti-dilutive.

Pro forma net income per share, presented below, gives effect to the conversion of all outstanding shares of Series D Preferred Stock and accrued, but unpaid dividends, as well as Class B common stock, in connection with the proposed initial public offering and the formation of our holding company, MetroPCS Communications, Inc. See Note 1. As a result of the conversion of the Series D Preferred Stock, pro forma earnings per share is not calculated using the two-class method, as presented above.

Year Ended December 31, 2003
Net income before cumulative effect of change in accounting principle	$20,640
Cumulative effect of change in accounting principle	(74)

Net income	$20,566

Basic Earnings Per Share—Pro Forma
Net income before cumulative effect of change in accounting principle	$0.28
Cumulative effect of change in accounting principle	(0.00)

Net income per share—basic	$0.28

Diluted Earnings Per Share—Pro Forma
Net income before cumulative effect of change in principle	$0.24
Cumulative effect of change in accounting principle	(0.00)

Net income per share—diluted	$0.24

Shares used in computing pro forma basic net income per share	72,899,790
Shares used in computing pro forma diluted net income per share	85,721,201

15.    Supplemental Cash Flow Information:

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Cash paid for interest	$9,742	$3,805	$3,596
Cash paid for income taxes	—	—	21

Non-cash investing and financing activities:

The Company accrued dividends of $5.0 million, $10.8 million and $18.7 million related to the Series D Preferred Stock for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company accrued $36.0 million, $29.0 million and $55.6 million of plant and equipment at December 31, 2001, 2002 and 2003, respectively.

The Company accrued $0, $2.8 million and $1.0 million of microwave relocation costs at December 31, 2001, 2002 and 2003, respectively.

In 2002, the Company sold 10 MHz of spectrum in which $3.8 million of face value FCC debt was assumed by the purchaser (see Note 4).

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

16.    Quarterly Results of Operations (Unaudited)

The following table summarizes the Company’s quarterly financial data for the two years ended December 31, 2002 and 2003, respectively (in thousands):

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$5,737	$22,421	$36,994	$60,443
Income/(loss) from operations	243,832	(32,140)	(25,214)	(22,483)
Net income (loss)	190,434	(20,334)	(16,205)	(14,828)
Basic earnings (loss) per share	3.76	(0.62)	(0.52)	(0.52)
Diluted earnings (loss) per share	2.86	(0.62)	(0.52)	(0.52)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$99,398	$107,650	$116,852	$135,582
Income from operations	1,811	19,088	15,593	9,403
Income before cumulative effect of change in accounting principle	83	10,693	8,514	1,350
Net income	9	10,693	8,514	1,350
Net income (loss) allocable to Common Stockholders	(4,259)	3,158	1,840	(3,762)
Net income (loss) per share
Basic
Income before cumulative effect of change in accounting principle	(0.12)	0.08	0.06	(0.10)
Cumulative effect of change in accounting principle, net of tax	(0.00)	—	—	—

Net income (loss) per share—basic	(0.12)	0.08	0.06	(0.10)
Diluted
Income before cumulative effect of change in accounting principle	(0.12)	0.06	0.04	(0.10)
Cumulative effect of change in accounting principle, net of tax	(0.00)	—	—	—

Net income (loss) per share—diluted	(0.12)	0.06	0.04	(0.10)

Net income for the first quarter of 2002 included a $279.0 million ($245.3 million after tax) gain on the sale of spectrum in our Atlanta market.

In the first and fourth quarters of 2003 the net loss per share, allocable to Common Stockholders, resulted from the accrued dividends on Series D preferred stock.

17.    Related-Party Transactions:

The Company paid approximately $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2001, 2002 and 2003, respectively, to a firm for professional services, a partner of which is a director of the Company. The Company paid approximately $1.3 million, $0.1 million and $0.7 million for the years ended December 31, 2001, 2002 and 2003, respectively, to a firm for professional services, a partner of which is related to a Company officer.

MetroPCS, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

18.    Subsequent Event

On                 , 2004, the Company effected a conversion of Class B common stock to Class C common stock, on a share-for-share basis. Concurrent with the conversion, the Company increased the authorized number of Class C common stock shares to 300,000,000 and decreased the authorized number of Class B common stock shares to zero. In addition, on                 , 2004, the Company effected a 1-for-2 reverse stock split of the Company’s Class A and Class C common stock. All share, per share and conversion amounts relating to the Class A and Class C common stock, stock options, and stock purchase warrants included in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

MetroPCS, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share Information)

(UNAUDITED)

	December 31, 2003	March 31, 2004	Unaudited Pro Forma Stockholders’ Equity at March 31, 2004
CURRENT ASSETS:
Cash and cash equivalents	$235,965	$185,109
Inventory, net	21,210	22,957
Accounts receivable (net of allowance of $1,085 and $1,377 at December 31, 2003 and March 31, 2004, respectively)	8,678	9,042
Prepaid expenses	5,292	7,528
Deferred charges	6,498	8,894
Current deferred tax asset	6,675	6,675
Other current assets	8,833	11,774

Total current assets	293,151	251,979
Property and equipment, net	482,965	519,549
Restricted cash and investments	1,248	1,422
Long-term investments	19,000	15,999
PCS licenses	90,619	90,619
Microwave relocation costs	10,000	9,872
Other assets	5,511	5,780

Total assets	$902,494	$895,220

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$153,688	$121,677
Current maturities of long-term debt	13,362	13,579
Deferred revenue	31,091	36,472
Other current liabilities	2,295	1,673

Total current liabilities	200,436	173,401
Long-term debt, net	182,433	179,523
Deferred tax liabilities	30,791	38,208
Long-term deferred revenue	30	105
Deferred rents	3,961	4,397
Other long-term liabilities	20,554	20,933

Total liabilities	438,205	416,567

COMMITMENTS AND CONTINGENCIES (Note 9)

SERIES D CUMULATIVE CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED STOCK, par value $.0001 per share, 4,000,000 shares designated, 3,500,947 and 3,500,953 shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively, actual; none designated, issued or outstanding, pro forma

Liquidation preference of $384,841 and $389,588, at December 31, 2003 and March 31, 2004, respectively	379,401	384,267	—

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.0001 per share, 5,000,000 shares authorized, 4,000,000 of which have been designated as Series D Preferred Stock, no shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively, actual; none designated, issued or outstanding, pro forma	—	—	—
Common stock, par value $.0001 per share—
Class A, 300 shares authorized, 90 shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively actual and pro forma	—	—	—
Class B, 60,000,000 shares authorized, 3,908,785 and 4,113,785 shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively, actual; none authorized, issued or outstanding, pro forma	—	—	—
Class C, 300,000,000 shares authorized, 32,682,903 shares and 37,239,375 shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively, actual; 82,798,683 shares issued and outstanding, pro forma	3	4	8
Additional paid-in capital	88,913	92,420	482,004
Subscriptions receivable	(92)	(93)	(93)
Deferred compensation	(4,229)	(4,328)	(4,328)
Retained earnings	293	6,383	1,062

Total stockholders’ equity	84,888	94,386	$478,653

Total liabilities and stockholders’ equity	$902,494	$895,220

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Thousands, Except Share Information)

(UNAUDITED)

	Three Months Ended March 31,
	2003	2004
REVENUES:
Service revenues	$75,999	$132,921
Equipment revenues	23,399	40,077

Total revenues	99,398	172,998

OPERATING EXPENSES:
Cost of service (excluding depreciation included below)	25,929	40,909
Cost of equipment	44,213	64,047
Selling, general and administrative expenses (excludes non-cash compensation)	18,046	28,916
Non-cash compensation	241	3,256
Depreciation and amortization	9,047	12,774
Loss on sale of assets	111	87

Total operating expenses	97,587	149,989

INCOME FROM OPERATIONS	1,811	23,009

OTHER (INCOME) EXPENSE:
Interest expense	1,755	5,572
Interest income	(140)	(616)
Gain on extinguishment of debt	—	(201)

Total other expense	1,615	4,755

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT ON CHANGE IN ACCOUNTING PRINCIPLE	196	18,254
PROVISION FOR INCOME TAXES	(113)	(7,417)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	83	10,837
Cumulative effect of change in accounting principle, net of tax	(74)	—

NET INCOME	9	10,837
ACCRUED DIVIDENDS ON SERIES D PREFERRED STOCK	(4,268)	(4,747)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$(4,259)	$6,090

NET INCOME (LOSS) PER SHARE: (Note 8) BASIC
Income before cumulative effect of change in accounting principle	$(0.12)	$0.08
Cumulative effect of change in accounting principle	(0.00)	—

NET INCOME (LOSS) PER SHARE – BASIC	$(0.12)	$0.08

DILUTED
Income before cumulative effect of change in accounting principle	$(0.12)	$0.06
Cumulative effect of change in accounting principle	(0.00)	—

NET INCOME (LOSS) PER SHARE – DILUTED	$(0.12)	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

(UNAUDITED)

	Three Months Ended March 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9	$10,837
Adjustments to reconcile net income to net cash provided by (used in) operating activities—
Cumulative effect of change in accounting	74	—
Gain on extinguishment of debt	—	(201)
Loss on sale of assets	111	87
Depreciation and amortization	9,047	12,774
Non-cash interest expense	784	688
Bad debt expense	749	433
Equity based compensation expense	—	2,965
Amortization of deferred compensation	241	291
Accretion of asset retirement obligation	25	79
Deferred rent	414	435
Deferred taxes	113	7,417
Cost of abandoned cell sites	477	183
Changes in assets and liabilities—
Inventory	(2,057)	(1,747)
Accounts receivable	(4,883)	(797)
Prepaid expenses	(1,208)	(2,236)
Deferred charges and other current assets	1,295	(5,337)
Accounts payable, accrued expenses & deferred revenue	(10,017)	(1,503)

Net cash provided by (used in) operating activities	(4,826)	24,368

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(390)	(3,174)
Proceeds from sale of investments	762	6,004
Microwave relocation	(96)	(19)
Purchase of property and equipment	(26,899)	(73,338)

Net cash used in investing activities	(26,623)	(70,527)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in book overdraft	5,671	(1,908)
Repayment of notes	(90)	(3,059)
Proceeds from sale of Series D Preferred Stock, net of issuance cost	—	1
Proceeds from exercise of stock options	—	269

Net cash provided by (used in) financing activities	5,581	(4,697)

DECREASE IN CASH AND CASH EQUIVALENTS	(25,868)	(50,856)

CASH AND CASH EQUIVALENTS, beginning of period	61,717	235,965

CASH AND CASH EQUIVALENTS, end of period	$35,849	$185,109

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Organization and Business Operations

MetroPCS, Inc., a Delaware corporation (“MetroPCS”), together with its wholly owned subsidiaries (collectively, the “Company”) is a wireless communications carrier that offers digital wireless service in the metropolitan areas of Atlanta, Miami, San Francisco and Sacramento. The Company initiated the commercial launch of its first market in January 2002 and was in the development stage for 2000 and 2001. The Company is headquartered in Dallas, Texas and has approximately 859 employees Company-wide as of March 31, 2004.

In March 2004, MetroPCS formed a wholly owned subsidiary named MetroPCS Communications, Inc. On March 23, 2004, MetroPCS Communications, Inc. filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to affect an initial public offering of its common stock. MetroPCS plans to merge with a subsidiary of MetroPCS Communications, Inc., pursuant to a transaction that will result in the stock of MetroPCS converting into stock of MetroPCS Communications, Inc. and thus MetroPCS becoming a wholly owned subsidiary of MetroPCS Communications, Inc. The consummation of this merger is contingent upon the receipt of FCC approval.

Unaudited pro forma stockholders’ equity at March 31, 2004 gives effect to the conversion of all of our outstanding Class B common stock and Series D preferred stock into Class C common stock, which will occur concurrently with the consummation of this offering, including shares of Class C common stock to be issued in respect of unpaid dividends on the outstanding Series D preferred stock that have accumulated as of March 31, 2004.

Note 2—Basis of Presentation of Unaudited Interim Financial Statements

The unaudited consolidated balance sheet as of March 31, 2004, the unaudited consolidated statements of operations for the three months ended March 31, 2003 and 2004, the unaudited consolidated statements of cash flows for the three months ended March 31, 2003 and 2004 and related footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America. The financial information presented should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2003. In the opinion of management, the interim data includes all normal and recurring adjustments necessary for a fair presentation of results for the interim periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

Certain reclassifications have been made to prior period balances to conform to current period presentation. These reclassifications had no effect on the results of operations or stockholders’ equity as previously reported.

Note 3—Principles of Consolidation

The unaudited consolidated financial statements include the accounts of MetroPCS and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated. The Company manages the business as one reportable business segment – wireless voice and data services and products.

As of March 31, 2004, MetroPCS Communications, Inc. was the only non-guarantor subsidiary of the Company. All other subsidiaries were guarantors of the Company’s 10 3/4% Senior Notes due 2011 with such guarantees being full and unconditional and joint and several. MetroPCS Communications, Inc. was considered a minor subsidiary as of and for the three months ended March 31, 2004 and, therefore, no condensed consolidating financial statements of the Company have been presented.

Note 4—Effects of Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” which requires, among

MetroPCS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

other items, the use of the two-class method for calculating earnings per share when participating convertible securities exist. The consensus is effective for fiscal periods beginning after March 31, 2004 and requires restatement of prior periods if the two-class method has not been used. The Company’s accounting policy, under FASB Statement No. 128, “Earnings per Share”, was to calculate earnings per share under both the two-class and if-converted method and report earnings per share on the method that was most dilutive. The adoption of EITF 03-06 will not have an effect on the Company’s financial statements as the two-class method is currently being followed.

Note 5—Stock Based Compensation

The Company follows the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

As permitted by SFAS No. 123, the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net income (loss) available to common stockholders as if the Company had elected to recognize compensation costs based on the fair value at the date of grant for the Company’s common stock awards consistent with the provisions of SFAS No. 123.

	Three Months Ended March 31,
	2003	2004
	(in thousands)
Net income (loss) applicable to common stock – As reported	$(4,259)	$6,090
Add: Amortization of deferred compensation determined under the intrinsic method for employee stock awards, net of tax	146	1,933
Less: Total stock-based employee compensation expense determined under the fair value method for employee stock awards, net of tax	(484)	(548)

Net income (loss) applicable to common stock – Pro forma	$(4,597)	$7,475

Basic net income (loss) per share – As reported	$(0.12)	$0.08
Basic net income (loss) per share – Pro forma	$(0.12)	$0.10
Diluted net income (loss) per share – As reported	$(0.12)	$0.06
Diluted net income (loss) per share – Pro forma	$(0.12)	$0.08

During the first three months of 2004, the Company recognized compensation expense of $3.0 million related to options outstanding that are required to be marked-to-market under variable accounting, as a result of the increase in the estimated fair market value of the Company’s common stock.

Note 6—Long-Term Investments

During the three months ended March 31, 2004, long-term investments classified as held-to-maturity were called by the issuer, thereby accelerating the maturity. Proceeds from the sale were approximately $6.0 million and the Company recognized no gain or loss on the transactions. Also during the three months ended March 31, 2004, the Company purchased additional long-term investments of approximately $3.0 million. These

MetroPCS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

investments consists of federal home loan mortgage notes and bonds, are classified as held to maturity, stated at cost, which approximates market value, and mature between September 2005 and March 2007.

Note 7—Stockholders’ Equity

During the three months ended March 31, 2004, warrants to purchase 4,505,940 shares of Class C common stock and 75,000 shares of Class B common stock were exercised for $0.0004 per share. In addition, options to purchase 130,000 shares of Class B common stock and 50,532 shares of Class C common stock were exercised for proceeds of approximately $30,000 and $237,000, respectively.

Note 8—Net Income (Loss) Per Common Share

Basic earnings per share (“EPS”) are based upon the weighted average number of common shares outstanding for the period. Diluted EPS is computed in the same manner as basic EPS after assuming the issuance of common stock for all potentially dilutive shares, whether exercisable or not.

The Series D Preferred Stock is a participating security, such that in the event a dividend is declared or paid on the common stock, the Company must simultaneously declare and pay a dividend on the Series D Preferred Stock as if the Series D Preferred Stock had been converted into common stock. The EITF’s Topic D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” requires that the Preferred Stock be included in the computation of basic earnings per share if the effect of inclusion is dilutive. The Company’s accounting policy requires the use of the two-class method for its participating securities for EPS calculations. The Series D Preferred Stock is considered in the calculation of diluted earnings per share under the “if-converted” method, if dilutive.

	Three Months Ended March 31,
	2003	2004
Basic EPS – Two-Class Method:
Income before cumulative effect of change in accounting principle	$83	$10,837
Accrued dividends on Series D Preferred Stock	(4,268)	(4,747)

Income (loss) attributable to Common Stockholders before
cumulative effect of change in accounting principle	$(4,185)	$6,090
Amount allocable to Common Stockholders	100%	49%

Rights to undistributed earnings (losses)	$(4,185)	$2,984

Cumulative effect of change in accounting principle	$(74)	$—
Amount allocable to Common Stockholders	100%	49%

Rights to undistributed earnings (losses)	$(74)	$—

Net income (loss) attributable to Common Stockholders	$(4,259)	$6,090
Amount allocable to Common Stockholders	100%	49%

Rights to undistributed earnings (losses)	$(4,259)	$2,984

MetroPCS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	Three Months Ended March 31,
	2003	2004
Weighted average common shares outstanding:
Common Stock, Class A	90	90
Common Stock, Class B	3,843,785	3,988,950
Common Stock, Class C	32,579,427	35,062,135

	36,423,302	39,051,175

Basic EPS – before cumulative effect of change in accounting principle	$(0.12)	$0.08
Cumulative effect of change in accounting principle	(0.00)	—

Basic EPS	$(0.12)	$0.08

Diluted EPS:
Income (loss) before cumulative effect of change in accounting principle allocable to Common Stockholders	$(4,185)	$2,984
Cumulative effect of change in accounting principle, allocable to Common Stockholders	(74)	—

Net income (loss), allocable to Common Stockholders	$(4,259)	$2,984

Weighted average common shares outstanding:
Common Stock, Class A	90	90
Common Stock, Class B	3,843,785	3,988,950
Common Stock, Class C	32,579,427	35,062,l35
Dilutive effect of warrants	—	5,233,287
Dilutive effect of stock options	—	5,245,677

Weighted average common stock and common stock equivalents outstanding	36,423,302	49,530,139

Diluted EPS – before cumulative effect of change in accounting principle	$(0.12)	$0.06
Cumulative effect of change in accounting principle	(0.00)	—

Diluted EPS	$(0.12)	$0.06

All classes of the Company’s common stock share equally in the earnings and losses of the Company, and, accordingly, EPS is the same for each class of common stock.

At March 31, 2003 and 2004, 32.5 million and 41.5 million, respectively, of convertible shares of Series D Preferred Stock were excluded from the calculation of diluted EPS since the effect was anti-dilutive.

At March 31, 2003, 7.7 million warrants and 4.2 million options to purchase common stock were excluded from the calculation of diluted EPS since the effect was anti-dilutive.

MetroPCS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Pro forma net income per share, presented below, gives effect to the conversion of all outstanding shares of Series D Preferred Stock and accrued, but unpaid dividends, as well as Class B common stock, in connection with the proposed initial public offering and the formation of our holding company, MetroPCS Communications, Inc. See Note 1. As a result of the conversion of the Series D Preferred Stock, pro forma earnings per share is not calculated using the two-class method, as presented above.

Three Months Ended March 31, 2004
Net income	$10,837

Basic Earnings Per Share—Pro Forma	$0.14

Diluted Earnings Per Share—Pro Forma	$0.12

Shares used in computing pro forma basic net income per share	80,496,705
Shares used in computing pro forma diluted net income per share	90,975,669

Note 9—Commitments and Contingencies

Until April 2005, the Company may be required to share radio frequency spectrum with existing fixed microwave licensees operating on the same spectrum as the Company. To the extent that the Company’s PCS operations interfere with those of existing microwave licensees, the Company will be required to pay for the relocation of the existing microwave station paths to alternate spectrum locations or transmission technologies. The FCC adopted a transition plan, so that if the relocation of a microwave user benefits more than one PCS licensee, all benefiting PCS licensees are required to share the relocation costs. After the expiration of the FCC mandated transition and cost sharing plans in April 2005, any remaining microwave user operating in the PCS spectrum must relocate if it interferes with a PCS licensee’s operation, and it will be responsible for its own relocation costs. The Company does not believe the costs to relocate existing microwave station paths to alternate spectrum locations or transmission technologies will be material to the Company’s financial position or results of operations.

The Company entered into non-cancelable purchase agreements with a vendor for the acquisition of expansion carriers installed in base stations which are recorded in property and equipment upon shipment. Under these agreements, the Company agrees to pay for the base stations upon shipment, and the expansion carriers at the earlier of the date the carrier is turned on or twelve months from the shipment date of the base station for the first expansion carrier, and the earlier of the date the carrier is turned on or twenty-four months from the shipment date of the base station for the second expansion carrier. Outstanding obligations under these purchase agreements were $22.1 million and $21.7 million at December 31, 2003 and March 31, 2004, respectively. Of the these amounts $13.6 million and $12.8 million were included in accounts payable and accrued expenses at December 31, 2003 and March 31, 2004, respectively, and $8.5 million and $8.9 million, respectively, were included in other long-term liabilities.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material adverse impact on the Company’s financial position, results of operation or liquidity.

MetroPCS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 10—Supplemental Cash Flow Information

The change in accounts payable and accrued expenses for purchases of property and equipment was $4.8 million and $24.1 million for the three month periods ended March 31, 2003 and 2004, respectively.

Note 11—Subsequent Event

On April 15, 2004, upon receiving FCC approval, the Company finalized an agreement to purchase four additional PCS licenses to expand the Sacramento market for approximately $10.9 million.

On                 , 2004, the Company effected a conversion of Class B common stock to Class C common stock, on a share-for-share basis. Concurrent with the conversion, the Company increased the authorized number of Class C common stock shares to 300,000,000 and decreased the authorized number of Class B common stock shares to zero. In addition, on                 , 2004, the Company effected a 1-for-2 reverse stock split of the Company’s Class A and Class C common stock. All share, per share and conversion amounts relating to the Class A and Class C common stock, stock options, and stock purchase warrants included in the accompanying consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

Until         , 2004 (25 days after the date of this prospectus), all dealers effecting transactions of the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

24,000,000 Shares

MetroPCS Communications, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Bear, Stearns & Co. Inc.

Merrill Lynch & Co.

UBS Investment Bank

Joint Lead Manager

JPMorgan

Thomas Weisel Partners LLC

, 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market application fee.

SEC registration fee	$76,933
NASD filing fee	30,500
Nasdaq National Market application fee	95,000
Accounting fees and expenses	*
Legal fees and expenses	800,000
Printing and engraving expenses	225,000
Transfer agent fees and expenses	2,500
Miscellaneous fees and expenses	*

Total	$2,500,000

*	To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify any person who was or is a party or witness or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reasons of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses, costs and fees (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, he or she may be indemnified against expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or manner therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Our certificate of incorporation provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of our company) by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of our company to procure a judgment in its favor by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to our company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized in our certificate of incorporation. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our board of directors deems appropriate.

The indemnification and advancement of expenses described above:

•	shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office;

•	shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent; and

•	shall inure to the benefit of the heirs, executors and administrators of such a person.

Our certificate of incorporation also provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived any improper personal benefit.

Any repeal or modification of the provisions of our certificate of incorporation governing indemnification or limitation of liability shall be prospective only, and shall not adversely affect:

•	any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts; or

•	any limitation on the personal liability of a director existing at the time of such repeal or modification.

We have also entered into separate indemnification agreements with each of our directors and executive officers under which we have agreed to indemnify, and to advance expenses to, each director and executive officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

We maintain director and officer liability insurance to insure each person who was, is, or will be our director or officer against specified losses and wrongful acts of such director or officer in his or her capacity as such, including breaches of duty and trust, neglect, error and misstatement. In accordance with the director and officer insurance policy, each insured party will be entitled to receive advances of specified defense costs.

Item 15.    Recent Sales of Unregistered Securities.

In connection with its formation, MetroPCS Communications, Inc. issued 100 shares of common stock to MetroPCS, Inc. on March 10, 2004 for an aggregate purchase price of $1,000. The transaction was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) thereof as a transaction by an issuer not involving any public offering. MetroPCS, Inc. acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificate issued in such transaction. MetroPCS, Inc. had adequate access, through its relationship with the registrant, to information about the registrant.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits.    The following exhibits are filed as part of this registration statement:

Exhibit No.

1.1	**	Form of Underwriting Agreement.

2.1	**	Agreement and Plan of Merger, dated as of April 6, 2004, by and among MetroPCS Communications, Inc., MPCS Holdco Merger Sub, Inc. and MetroPCS, Inc.

3.1	**	Certificate of Incorporation of MetroPCS Communications, Inc.

3.2	**	Bylaws of MetroPCS Communications, Inc.

4.1	*	Specimen of common stock certificate.

5.1	**	Opinion of Andrews Kurth LLP regarding the legality of the securities being registered hereby.

10.1	(a)†	General Agreement for Purchase of Personal Communications Services Systems, dated as of October 1, 2002, by and between MetroPCS Wireless, Inc. and Lucent Technologies, Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on January 6, 2004 (SEC File No. 333-111470)). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

10.1	(b)††	Amendment No. 3 to General Agreement for Purchase of Personal Communications Services Systems, dated as of February 1, 2004. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

10.2	(a)†	Securities Purchase Agreement, dated as of July 17, 2000, by and among MetroPCS, Inc., each of the Subsidiary parties listed on Schedule 1 thereto and each of the Purchaser parties listed on Schedule 2 thereto, as amended by (i) Amendment No. 1 to Securities Purchase Agreement, dated as of November 13, 2000, (ii) Amendment No. 2 to Securities Purchase Agreement, dated as of December 12, 2000, (iii) Amendment No. 3 to Securities Purchase Agreement, dated as of December 19, 2000, (iv) Amendment No. 4 to Securities Purchase Agreement, dated as of January 4, 2001, and (v) Amendment No. 5 to Securities Purchase Agreement, dated as of January 9, 2001 (incorporated by reference to Exhibit 10.3 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

Exhibit No.

10.2(b)††	Amendment No. 6 to Securities Purchase Agreement, dated as of November 3, 2003.

10.2(c)**	Amendment No. 7 to Securities Purchase Agreement, dated as of May 19, 2004.

10.3(a)†	Amended and Restated Stockholders Agreement, dated as of July 17, 2000, by and among MetroPCS, Inc. and the Stockholders named therein, as amended by (i) Amendment No. 1 to Amended and Restated Stockholders Agreement, dated as of November 13, 2000, and (ii) Amendment No. 2 to Amended and Restated Stockholders Agreement, dated as of January 4, 2001 (incorporated by reference to Exhibit 10.4 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.3(b)††	Amendment No. 3 to Amended and Restated Stockholders Agreement, dated as of November 3, 2003.

10.3(c)**	Amendment No. 4 to Amended and Restated Stockholders Agreement, dated as of May 19, 2004.

10.4(a)†	Form of Installment Payment Plan Note, dated as of January 27, 1997, issued in favor of the Federal Communications Commission, as amended by First Amended and Modified Installment Payment Plan Note For Broadband PCS C Block, dated as of October 8, 1998 (incorporated by reference to Exhibit 10.5(a) to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.4(b)†	Schedule of Installment Payment Plan Notes containing provisions set forth in the Form of Installment Payment Plan Note filed as Exhibit 10.5(a) (incorporated by reference to Exhibit 10.5(b) to Amendment No. 1 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on January 6, 2004 (SEC File No. 333-111470)).

10.5†	Indenture, dated as of September 29, 2003, by and among MetroPCS, Inc., as issuer, the Guarantors, as defined therein, and U.S. Bank National Association, as Trustee, relating to our 10¾% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.6**	Form of Officer and Director Indemnification Agreement.

10.7**	Second Amended and Restated 1995 Stock Option Plan.

10.8**	2004 Equity Incentive Compensation Plan

10.9**	Letter agreement, dated as of May 19, 2004, by and among MetroPCS, Inc., MetroPCS Communications, Inc. and the Consenting Preferred Stockholders named therein.

21.1††	Subsidiaries of Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (previously filed on the signature page of this registration statement except those for Mr. Barnes and Mr. Patrick, which are filed herewith as Exhibit 24.1).

*	Filed herewith.
**	To be filed by an amendment to this registration statement.
†	Incorporated by reference herein.
††	Previously filed.

(b) Financial Statement Schedules.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

Consolidated Valuation and Qualifying Accounts

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by one or more of the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on this 4th day of June, 2004.

METROPCS COMMUNICATIONS, INC.

By:	/s/ ROGER D. LINQUIST
Roger D. Linquist President, Chief Executive Officer, Secretary and Chairman of the Board

Pursuant to requirements of the Securities Act, this amendment has been signed on June 4th, 2004 by the following persons in the capacities indicated.

/s/ ROGER D. LINQUIST Roger D. Linquist President, Chief Executive Officer, Secretary and Chairman of the Board (Principal Executive Officer)	* J. Lyle Patrick Vice President and Chief Financial Officer (Principal Financial Officer)

* W. Michael Barnes Director	* Michael N. Lavey Vice President and Controller (Principal Accounting Officer)

* C. Boyden Gray Director	* Harry F. Hopper, III Director

* Joseph T. McCullen, Jr. Director	* Arthur C. Patterson Director

* John Sculley Director	* James F. Wade Director

*By:	/s/ ROGER D. LINQUIST Attorney-in-fact

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Board of Directors of MetroPCS, Inc.:

Our audits of the consolidated financial statements referred to in our report dated February 25, 2004 appearing in this Registration Statement on Form S-1 of MetroPCS Communications, Inc. also included an audit of the consolidated financial statement schedule of MetroPCS, Inc. included in this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Dallas, Texas

February 25, 2004

S-1

SCHEDULE II

MetroPCS, Inc. and Subsidiaries

Consolidated Valuation and Qualifying Accounts

For the Period December 31, 2000 through 2003

(in thousands)

Classification	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions		Balance At End of Period
December 31, 2001
Allowance for doubtful accounts	—	—	—	—		—
Deferred tax valuation	15,921	27,288	—	—		43,209
December 31, 2002
Allowance for doubtful accounts	—	383	—	—		383
Deferred tax valuation	43,209	—	—	(43,209	)(1)	—
December 31, 2003
Allowance for doubtful accounts	383	991	—	(289)		1,085
Deferred tax valuation	—	—	—	—		—

(1)	This amount represents the reversal of the valuation allowance as a result of the sale of the spectrum and the utilization of the NOL carryforward. See Note 13 to our audited financial statements.

S-2

EXHIBIT INDEX

Exhibit No.

1.1	**	Form of Underwriting Agreement.

2.1	**	Agreement and Plan of Merger, dated as of April 6, 2004, by and among MetroPCS Communications, Inc., MPCS Holdco Merger Sub, Inc. and MetroPCS, Inc.

3.1	**	Certificate of Incorporation of MetroPCS Communications, Inc.

3.2	**	Bylaws of MetroPCS Communications, Inc.

4.1	*	Specimen of common stock certificate.

5.1	**	Opinion of Andrews Kurth LLP regarding the legality of the securities being registered hereby.

10.1	(a)†	General Agreement for Purchase of Personal Communications Services Systems, dated as of October 1, 2002, by and between MetroPCS Wireless, Inc. and Lucent Technologies, Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on January 6, 2004 (SEC File No. 333-111470)). (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

10.1	(b)††	Amendment No. 3 to General Agreement for Purchase of Personal Communications Services Systems, dated as of February 1, 2004. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment.)

10.2	(a)†	Securities Purchase Agreement, dated as of July 17, 2000, by and among MetroPCS, Inc., each of the Subsidiary parties listed on Schedule 1 thereto and each of the Purchaser parties listed on Schedule 2 thereto, as amended by (i) Amendment No. 1 to Securities Purchase Agreement, dated as of November 13, 2000, (ii) Amendment No. 2 to Securities Purchase Agreement, dated as of December 12, 2000, (iii) Amendment No. 3 to Securities Purchase Agreement, dated as of December 19, 2000, (iv) Amendment No. 4 to Securities Purchase Agreement, dated as of January 4, 2001, and (v) Amendment No. 5 to Securities Purchase Agreement, dated as of January 9, 2001 (incorporated by reference to Exhibit 10.3 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.2	(b)††	Amendment No. 6 to Securities Purchase Agreement, dated as of November 3, 2003.

10.2	(c)**	Amendment No. 7 to Securities Purchase Agreement, dated as of May 19, 2004.

10.3	(a)†	Amended and Restated Stockholders Agreement, dated as of July 17, 2000, by and among MetroPCS, Inc. and the Stockholders named therein, as amended by (i) Amendment No. 1 to Amended and Restated Stockholders Agreement, dated as of November 13, 2000, and (ii) Amendment No. 2 to Amended and Restated Stockholders Agreement, dated as of January 4, 2001 (incorporated by reference to Exhibit 10.4 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.3	(b)††	Amendment No. 3 to Amended and Restated Stockholders Agreement, dated as of November 3, 2003.

10.3	(c)**	Amendment No. 4 to Amended and Restated Stockholders Agreement, dated as of May 19, 2004.

10.4	(a)†	Form of Installment Payment Plan Note, dated as of January 27, 1997, issued in favor of the Federal Communications Commission, as amended by First Amended and Modified Installment Payment Plan Note For Broadband PCS C Block, dated as of October 8, 1998 (incorporated by reference to Exhibit 10.5(a) to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.4	(b)†	Schedule of Installment Payment Plan Notes containing provisions set forth in the Form of Installment Payment Plan Note filed as Exhibit 10.5(a) (incorporated by reference to Exhibit 10.5(b) to Amendment No. 1 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on January 6, 2004 (SEC File No. 333-111470)).

Exhibit No.

10.5†	Indenture, dated as of September 29, 2003, by and among MetroPCS, Inc., as issuer, the Guarantors, as defined therein, and U.S. Bank National Association, as Trustee, relating to our 10 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to MetroPCS, Inc.’s Registration Statement on Form S-4 as filed with the SEC on December 23, 2003 (SEC File No. 333-111470)).

10.6**	Form of Officer and Director Indemnification Agreement.

10.7**	Second Amended and Restated 1995 Stock Option Plan.

10.8**	2004 Equity Incentive Compensation Plan

10.9**	Letter agreement, dated as of May 19, 2004, by and among MetroPCS, Inc., MetroPCS Communications, Inc. and the Consenting Preferred Stockholders named therein.

21.1††	Subsidiaries of Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (previously filed on the signature page of this registration statement except those for Mr. Barnes and Mr. Patrick, which are filed herewith as Exhibit 24.1).

*	Filed herewith.

**	To be filed by an amendment to this registration statement.

†	Incorporated by reference herein.

††	Previously filed.